                                                                FILE NO. 1-15295


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1999

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  FORM 10/A-3


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                       TELEDYNE TECHNOLOGIES INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                      25-1843385
       (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
       INCORPORATION OR ORGANIZATION)

                             2049 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-3101
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (310) 277-3311

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                      NAME OF EACH EXCHANGE ON WHICH
   TITLE OF EACH CLASS TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED
   ---------------------------------------            ------------------------------
   COMMON STOCK, PAR VALUE $.01 PER SHARE                 NEW YORK STOCK EXCHANGE
       PREFERRED SHARE PURCHASE RIGHTS                    NEW YORK STOCK EXCHANGE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
ACT:                                                                NONE
                                                              ----------------
                                                              (TITLE OF CLASS)

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--------------------------------------------------------------------------------

                       TELEDYNE TECHNOLOGIES INCORPORATED

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

ITEM
NO.                 ITEM CAPTION                 LOCATION IN INFORMATION STATEMENT
----                ------------                 ---------------------------------
  1    Business..............................  "Summary," "Management's Discussion
                                               and Analysis of Financial Condition
                                               and Results of Operations" and "Our
                                               Business"
  2    Financial Information.................  "Management's Discussion and Analysis
                                               of Financial Condition and Results of
                                               Operations," "Our Historical Selected
                                               Financial Data," "Our Unaudited Pro
                                               Forma Consolidated Financial
                                               Information," and "Index to Our
                                               Financial Statements"
  3    Properties............................  "Our Business"
  4    Security Ownership of Certain
       Beneficial Owners and Management......  "Security Ownership"
  5    Directors and Officers................  "Management" and "Liability and
                                               Indemnification of Our Officers and
                                               Directors"
  6    Executive Compensation................  "Management"
  7    Certain Relationships and Related
       Transactions..........................  "Arrangements with ATI Relating to the
                                               Spin-Off"
  8    Legal Proceedings.....................  "Our Business"
  9    Market Price of and Dividends on the
       Registrant's Common Equity and Related
       Stockholder Matters...................  "The Spin-Off--Listing and Trading of
                                               our Common Stock," "Arrangements with
                                               ATI Relating to the Spin-Off" and
                                               "Index to Our Financial Statements"
 10    Recent Sales of Unregistered
       Securities............................  Not Applicable
 11    Description of Registrant's Securities
       to be Registered......................  "Description of Our Capital Stock"
 12    Indemnification of Officers and
       Directors.............................  "Liability and Indemnification of Our
                                               Officers and Directors"
 13    Financial Statements and
       Supplementary Data....................  "Management's Discussion and Analysis
                                               of Financial Condition and Results of
                                               Operations," "Our Historical Selected
                                               Financial Data," "Our Unaudited Pro
                                               Forma Consolidated Financial
                                               Information," and "Index to Our
                                               Financial Statements"
 14    Changes in and Disagreements with
       Accountants on Accounting and
       Financial Disclosure..................  Not Applicable
 15    Financial Statements and Exhibits.....  "Index to Our Financial Statements"
                                               and "Exhibit Index"

                            ALLEGHENY TELEDYNE LOGO

                                                                          , 1999

To Our Stockholders:

     These are exciting times at your company. In January we announced our plans to effect a major transformation of Allegheny Teledyne that included the spin-offs of two of our business segments into independent, publicly-traded companies. This transformation is now being implemented. The businesses formerly comprising our Aerospace and Electronics segment will now be a separate company known as Teledyne Technologies Incorporated. The businesses formerly comprising our Consumer segment will be a separate company known as Water Pik Technologies, Inc. The common stock of these companies will be traded on the New York Stock Exchange under the symbols "TDY" and "PIK," respectively.

     Concurrently with the spin-offs we will change our name to "Allegheny Technologies Incorporated." We also intend to effect a one-for-two reverse split of our common stock.

     The spin-offs will allow Allegheny Technologies to focus exclusively on its strategic growth objectives as one of the largest and most diversified specialty metals companies in the world. ATI's strong base of companies provides an excellent foundation for enhanced operating synergies and for adding strategically complementary acquisitions. At the same time, the spin-offs provide each new company with a sharper focus, more efficient access to capital markets, and substantial growth opportunities in its respective areas of expertise. By creating these new companies, we believe that we will unlock greater value for their respective businesses and enhance their ability to thrive in today's competitive marketplace.

     Both of the spin-offs, which will be tax-free to U.S. stockholders and which do not require any action on your part, will be completed on
               , 1999. For every seven shares of ATI common stock that you own
as of the close of business on                , 1999, you will receive one share
of Teledyne Technologies common stock. For every 20 shares of ATI common stock that you own as of the close of business on that date, you will receive one share of Water Pik Technologies common stock.

     The enclosed Information Statement contains information about the spin-off of Teledyne Technologies and about Teledyne Technologies' business, management and financial performance. Information about the Water Pik Technologies spin-off is being provided to you in a separate document. We encourage you to read all of these materials carefully.

                                          Very truly yours,

                                          Richard P. Simmons
                                          Chairman

                           Teledyne Technologies Logo

                                                                          , 1999

To Our Future Stockholders:

     Welcome to Teledyne Technologies Incorporated. On              , 1999 you
will become a stockholder of our company. We hope that you share our enthusiasm about our new company and its future.

     Teledyne Technologies has a strong foundation. We are a leading provider of sophisticated electronic and communication products, systems engineering solutions and information technology services, and aerospace engines and components. Our customers include aerospace prime contractors, general aviation companies, government agencies and major communications and other commercial companies. We serve high-value niche market segments where performance, precision and reliability are critical and where we are in several cases the leading supplier. Our businesses are interrelated by their use of advanced engineering and specialized technology to provide cost-effective and value-added solutions.


     The business operations of our company consist of a group of high technology businesses that have critical mass and shared core competencies, are strategically complementary and have the potential for profitable growth. Our products include avionics systems that collect and communicate information for airlines and business aircraft systems; broadband communications subsystems for wireless and satellite systems; engineering and information technology services for space, defense and industrial customers; and engines for general aviation aircraft and for cruise missiles.


     Our goal is to become the leading provider of specialized products, systems engineering solutions and information services for a broad range of high technology applications. We are fortunate to have a technically-sophisticated and well-educated workforce. I am excited to be working with a management team that will provide high-caliber, experienced leadership and that is committed to our new company.

     Please read the enclosed material for more information about our company. We look forward to your support and are pleased to have you share in this exciting opportunity.

                                          Very truly yours,

                                          Robert Mehrabian
                                          President and Chief Executive Officer

PRELIMINARY INFORMATION STATEMENT DATED NOVEMBER 5, 1999 -- FOR INFORMATION ONLY


                             INFORMATION STATEMENT

                           -------------------------

                   ALLEGHENY TELEDYNE INCORPORATED'S SPIN-OFF
                                       OF
                       TELEDYNE TECHNOLOGIES INCORPORATED
                           -------------------------

     We are furnishing you with this Information Statement in connection with the spin-off by Allegheny Teledyne Incorporated ("ATI") of all of the outstanding common stock of Teledyne Technologies Incorporated to stockholders of ATI. We will own and operate the businesses formerly comprising the Teledyne Electronic Technologies, Teledyne Brown Engineering, Teledyne Continental Motors and Teledyne Cast Parts divisions of ATI's Aerospace and Electronics segment.

     ATI will accomplish the spin-off by distributing all issued and outstanding shares of our common stock to holders of record of ATI common stock. ATI will distribute one share of our common stock for every seven ATI shares held as of
the close of business on              , 1999. The actual number of our shares to
be distributed will depend on the number of ATI shares outstanding on that date.

     Concurrently with the spin-off, ATI will change its name to "Allegheny Technologies Incorporated."

     OWNING SHARES OF OUR COMMON STOCK WILL ENTAIL RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 16.

     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE SPIN-OFF. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                           -------------------------

         The date of this Information Statement is              , 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................   16
Cautionary Statement as to Forward-Looking Statements.......   22
The Spin-Off................................................   22
  Reasons for the Spin-Off..................................   22
  Manner of Effecting the Spin-Off..........................   23
  Results of the Spin-Off...................................   23
  Material Federal Income Tax Consequences of the
     Spin-Off...............................................   24
  Listing and Trading of Our Common Stock...................   25
Our Historical Selected Financial Data......................   27
Our Unaudited Pro Forma Consolidated Financial
  Information...............................................   28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   34
Our Business................................................   44
  Overview..................................................   44
  Our Business and Growth Strategy..........................   44
  Our Business Segments.....................................   47
  Sales and Marketing.......................................   54
  Competition...............................................   55
  Research and Development..................................   55
  Intellectual Property.....................................   55
  Our Facilities............................................   56
  Legal Proceedings.........................................   57
  Employees.................................................   57
Arrangements with ATI Relating to the Spin-Off..............   57
  Separation and Distribution Agreement.....................   57
  Employee Benefits Agreement...............................   58
  Tax Sharing and Indemnification Agreement.................   59
  Interim Services Agreement................................   60
  Trademark License Agreement...............................   60
Management..................................................   61
Security Ownership..........................................   71
Description of Our Capital Stock............................   73
Liability and Indemnification of Our Officers and
  Directors.................................................   79
Available Information.......................................   79
Index to Our Financial Statements...........................  F-1

                                    SUMMARY

     This summary highlights material information from this Information Statement, but does not contain all the details concerning the spin-off, including information that may be important to you. To better understand us and the spin-off, you should carefully review this entire document. References to "we," "us," "our," "Teledyne Technologies" or "the Company" mean Teledyne Technologies Incorporated and our subsidiaries and divisions. References to "ATI" mean Allegheny Teledyne Incorporated and its subsidiaries and divisions.

WHO WE ARE

     Teledyne Technologies is a leading provider of sophisticated electronic and communication products, systems engineering solutions and information technology services, and aerospace engines and components. Our customers include aerospace prime contractors, general aviation companies, government agencies and major communications and other commercial companies. We serve high-value niche market segments where performance, precision and reliability are critical and where we are in several cases the leading supplier. Our businesses are interrelated by their use of advanced engineering and specialized technology to provide cost-effective and value-added solutions.

     Our products include avionics systems that collect and communicate information for airlines and business aircraft systems; broadband communications subsystems for wireless and satellite systems; engineering and information technology services for space, defense and industrial customers; and engines for general aviation aircraft and for cruise missiles.

     Total sales in 1998 were $780 million, compared to $757 million and $716 million in 1997 and 1996, respectively. Our operating profits were $89 million, $75 million and $75 million in 1998, 1997 and 1996, respectively. Approximately 60% of our total sales in 1998 were to commercial customers and the balance was to the U.S. Government. Approximately 69% of these U.S. Government sales were attributable to fixed price-type contracts and the balance to cost plus fee-type contracts. International sales accounted for approximately 22% of total sales in 1998.

     We have a total workforce of approximately 5,800, of whom approximately 1,400 individuals have engineering, physics, mathematics or computer science degrees.

     We believe that as several of the markets we serve experience consolidation, customers have tended to become increasingly dependent on technologically-sophisticated specialized suppliers, such as ourselves, to provide a more comprehensive range of products and services. With our history of product innovation, advanced research and development and highly sophisticated engineering and manufacturing capabilities, we believe that we are well-positioned to take advantage of opportunities to expand our business.

OUR HISTORY

     The original Teledyne, Inc. was founded by Dr. Henry Singleton in 1960. Over the following two decades, Teledyne acquired over 100 high technology and specialty metals businesses. The original Teledyne ultimately focused on four major business segments: aviation and electronics, specialty metals, industrial and consumer. In 1996, Teledyne and Allegheny Ludlum Corporation combined to form ATI, one of the largest and most diversified specialty metals producers in the world. Subsequently, ATI integrated the Teledyne specialty metals businesses with those of Allegheny Ludlum. ATI also established new management and a new management philosophy for our businesses, with an increased emphasis on manufacturing discipline and on strengthening cost management systems.


     After a strategic review initiated in 1998, ATI concluded that certain of its aerospace and electronics businesses, which will comprise our company, would be able to grow faster and be a stronger competitor as a separate company. As a separate company, Teledyne Technologies will be better able to focus on its own strategic priorities and will have more efficient access to the capital markets than it could as part of ATI. The operations included in Teledyne Technologies are a group of high technology businesses that have critical mass and shared core competencies, are strategically complementary and have the potential for profitable growth.


     Concurrently with the spin-off, ATI will change its name to "Allegheny Technologies Incorporated."

OUR BUSINESS SEGMENTS

     Teledyne Technologies' three business segments, their respective operating companies and their contribution to our sales in 1998 are summarized in the following table.

                                                                 PERCENTAGE OF
          SEGMENT                  OPERATING COMPANIES            1998 SALES
---------------------------  --------------------------------    -------------
Electronics and              Teledyne Electronic Technologies         44%
  Communications
Systems Engineering          Teledyne Brown Engineering               29%
Solutions
Aerospace Engines and        Teledyne Continental Motors              27%
  Components                 Teledyne Cast Parts

Electronics and Communications

     Our Electronics and Communications segment, through Teledyne Electronic Technologies, applies proprietary technology, advanced software and hardware design skills and manufacturing capabilities in three areas: Data Acquisition and Communications Products; Precision Electronic Devices; and Electronic Contract Manufacturing Services.

     - Data Acquisition and Communications Products. With over 200 commercial airline customers, we are one of the leading suppliers of systems that collect and communicate essential performance data for the commercial airline industry. We have provided these data acquisition systems for our airline customers for over one-half of Boeing aircraft currently in production. We were recently selected by Airbus Industrie's partner, DaimlerChrysler Aerospace-Airbus, to provide our systems for certain of its aircraft customers. Teledyne Technologies is also one of the largest suppliers of air-to-ground telephony and facsimile and data transmission products to the growing business and commuter aircraft market. We also supply microwave power amplifiers used in satellite uplink transmitters for corporate networking and mobile news gathering, and are developing new products to support the growing market for high data rate broadband communications, including Internet applications.

     - Precision Electronic Devices. We develop and manufacture specialized electronic components for demanding applications in the defense, commercial aerospace, medical, instrumentation and industrial markets, where high performance and reliability are of paramount importance. Our miniature electromechanical relays are used to switch high-speed digital and microwave signals in wireless systems, communication satellites, semiconductor test equipment and other applications where maintenance of signal fidelity is essential. We provide custom microelectronic modules for high reliability applications ranging from fiber optic systems on the International Space Station to life-sustaining medical devices such as cardiac pacemakers. We also manufacture instruments designed to provide the precise data that are essential for control of critical processes in the semiconductor and petrochemical industries.

     - Electronic Contract Manufacturing Services. We operate turnkey manufacturing facilities in Tennessee, Mexico and Scotland for low-to-moderate volume, technically-sophisticated products, ranging from individual printed circuit board assemblies to complete electronic systems. We manufacture subsystems used in such diverse products as weapons release systems and medical magnetic resonance imaging systems. We also support our customers with our patented REGAL(R) rigid-flex technology, which combines rigid and flexible printed circuits into one assembly that eliminates board-to-board connectors, resulting in improved reliability and packaging density.

Systems Engineering Solutions

     Our Systems Engineering Solutions segment, through Teledyne Brown Engineering, offers a wide range of engineering solutions and information services to government defense, aerospace and commercial customers. Our solutions and services are focused on five areas: Aerospace Solutions, Defense Solutions, Information Services, Environmental Solutions, and Enterprise Control and Energy Products.

     - Aerospace Solutions. We provide a broad range of highly-sophisticated engineering solutions and services to U.S. space programs, including mission planning, payload integration, launch and flight operations and astronaut crew training for the Space Shuttle. We also provide various solutions and services for the International Space Station.

     - Defense Solutions. For over 45 years, we have played a key role in the development of the U.S. defense systems. For ballistic missile defense programs, we have provided solutions in systems engineering, integration, and testing; real-time distributed testing and training; radar and optical systems design; command center development; and intelligence studies and threat analysis. We provide battle simulation software as part of our role for the U.S. Ballistic Missile Defense Organization's National Missile Defense program.

     - Information Services. Our software products, most of which are certified to ISO 9001, are used for highly diverse applications, such as high-fidelity simulations, multi-media training, Internet website development, distributed real-time testing, and command and control centers.

     - Environmental Solutions. We utilize our systems engineering solutions to assist the U.S. Government in complying with terms of the Chemical Weapons Convention

       Treaty. As the prime contractor for the U.S. Army's Non-Stockpile Chemical Materiel Demilitarization program, we are designing, fabricating, integrating and testing equipment to destroy chemical munitions.

     - Enterprise Control and Energy Products. Our systems engineering capabilities are applied to energy problems through a variety of services and products. Our OpenVector(TM) supervisory control and data acquisition systems are used for managing over half of the gas transportation pipelines in the United States. We also manufacture low-power, continuously-operating electrical generators.

Aerospace Engines and Components

     Our Aerospace Engines and Components segment, through Teledyne Continental Motors and Teledyne Cast Parts, focuses on the design, development and manufacture of piston engines, turbine engines, electronic engine controls, batteries and metal castings.

     - Piston Engines. We design, develop and manufacture piston engines and ignition systems for major general aviation airframe manufacturers and provide spare parts and engine rebuilding services. Teledyne Continental Motors piston engines have been powering airplanes for over 70 years. We have built approximately one-half of the general aviation piston engines currently in use in the United States. Our Aerosance unit has developed the first full authority digital electronic controls for piston engines to automate many functions, such as fuel flow, ignition and power management, that currently require manual control. These controls are currently undergoing FAA certification testing.

     - Turbine Engines. We design, develop and manufacture small turbine engines for missiles, unmanned air vehicles and military trainer aircraft. Since the late 1950s, we have delivered over 20,000 of these engines to defense contractors. Our engines power the HARPOON cruise missile and other missile systems. We have recently been selected as the sole source provider of engines to power the two new U.S. cruise missile systems, the Joint Air to Surface Standoff Missile (JASSM) and the Tactical Tomahawk Cruise Missile.

     - Battery Products. Our Gill(R) line of lead acid batteries is recognized as the premier dry-charged, starting and standby power source for general aviation. We are focused on providing highly engineered battery products in niche markets with favorable margins.

     - Cast Parts. Teledyne Cast Parts offers a wide range of complex aluminum and magnesium castings and nickel-based superalloy and stainless steel castings to the aerospace and defense industries. Many of our castings are used in specialized high pressure and high temperature applications where precision and product reliability are critical.

OUR COMPETITIVE STRENGTHS

     We have developed a number of competitive strengths as we have grown to become one of the leading developers of high technology product applications for the industries we serve. We believe that our competitive strengths include the following:

     - Product Innovation and Advanced Research and Development

     - Highly Sophisticated Engineering Capabilities

     - Widely-Recognized Brand Names

     - Advanced Manufacturing Capabilities

     - Established Customer and Regulatory Relationships

     - Technically-Sophisticated Workforce and Extensive Intellectual Property

     - Financial and Operating Discipline

OUR BUSINESS AND GROWTH STRATEGY

     Our goal is to become the leading provider of specialized products, systems engineering solutions and information services for a broad range of high technology applications. Our core strategies for achieving our goal and growth objectives are to:

     - Focus on Operating Discipline and Manufacturing Excellence

     - Leverage Niche Market Leadership and Technical Expertise to Increase Market Penetration

     - Accelerate Introduction of Innovative High-Margin Products and Services

     - Capitalize on Synergies to Enter New Markets

     - Enhance and Strengthen Customer and Regulatory Relationships

     - Expand Value-Added Information Services

     - Pursue Selected Acquisitions and Strategic Alliances

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF


Why are we being spun-off by
ATI? After a strategic review initiated in 1998, ATI concluded that certain of its aerospace and electronics businesses, which will comprise our company, would be able to grow faster and more effectively as a separate company. As a separate company, we will be better able to focus on our own strategic priorities and have more efficient access to the capital markets than we could as part of ATI. The operations included in Teledyne Technologies are a group of high technology businesses that have critical mass and shared core competencies, are strategically complementary and have the potential for profitable growth.

                                    We believe that the spin-off will enable our businesses to expand and grow more quickly and efficiently in the following ways:

                                    - Our high technology businesses have
                                      different fundamentals, growth
                                      characteristics and strategic priorities than the specialty metals businesses currently conducted by ATI. The separation of our businesses from those of ATI will enable us to focus on our own strategic priorities, which should increase our ability to capitalize on growth opportunities for our businesses and enhance our ability to respond more quickly to changes in the technically-sophisticated markets that we serve.

                                    - The spin-off will enable us to have direct
                                      access to the capital markets. We intend to raise our own equity capital that we will use: to expand our businesses by accelerating new higher-margin product introductions through increased research and development investment; to expand upon our extensive data acquisition and systems engineering capabilities to provide value-added information services to broaden and deepen our market penetration; to further develop our manufacturing capabilities; and to pursue selected acquisitions.

                                    - The spin-off will enable us to recruit,
                                      retain and motivate key employees by
                                      providing them with stock-based
                                      compensation incentives directly tied to the success of our businesses.

What will I receive in the
spin-off?                           ATI will distribute one share of our common
                                    stock for every seven shares of ATI common
                                    stock you owned as of              , 1999.
                                    For example, if you own 100 shares of ATI common stock, you will receive 14 whole shares of our common stock and cash instead of the fractional share. You will continue to own your ATI stock. ATI intends to effect a one-for-two reverse split of its common stock immediately after the spin-off. The
                                    ATI reverse split will have no effect on Teledyne Technologies common stock or the distribution ratio of the spin-off.

What do I have to do to
participate in
  the spin-off?                     Nothing. No stockholder vote is required for
                                    the spin-off.


How will ATI distribute Teledyne
  Technologies common stock to
  me? Prior to the spin-off, ATI will deliver all outstanding shares of Teledyne Technologies common stock to the distribution agent for distribution. As promptly as practicable after the spin-off, the distribution agent will mail certificates for whole
                                    shares of Teledyne Technologies common stock
                                    to ATI stockholders of record on           ,
                                    1999.



What is the record date?            The record date is              , 1999.



What if I hold my shares of ATI
stock
  through my stockbroker, bank
  or
  other nominee?                    If you hold your shares of ATI stock through
                                    your stockbroker, bank or other nominee, you
                                    are probably not a stockholder of record and
                                    your receipt of Teledyne Technologies common
                                    stock depends on your arrangements with the
                                    nominee that holds your shares of ATI stock
                                    for you. We anticipate that stockbrokers,
                                    banks and other nominees generally will
                                    credit their customers' accounts with
                                    Teledyne Technologies common stock on or
                                    about              , 1999, but you should
                                    check with your stockbroker, bank or other nominee. Following the spin-off you may instruct your stockbroker, bank or other nominee to transfer your shares of Teledyne
                                    Technologies common stock into your own
                                    name.


How will you treat fractional
shares? If you are otherwise entitled to receive a fractional share of Teledyne Technologies common stock you will receive cash instead of the fractional share. Fractional shares will be aggregated and sold by the distribution agent, which will distribute to you your portion of the cash proceeds promptly after the spin-off. No interest will be paid on any cash distributed instead of fractional shares.

What is Teledyne Technologies'
  dividend policy?                  We currently anticipate that no cash
                                    dividends will be paid on Teledyne
                                    Technologies common stock in the foreseeable future in order to conserve cash for use in our businesses, including possible future acquisitions. Our current credit facility will limit our ability to pay dividends. Our board of directors will periodically re-evaluate this dividend policy taking into account our operating results, capital needs, the terms of our credit facility and other factors.

How does Teledyne Technologies
  common stock differ from ATI
  common stock?                     Teledyne Technologies common stock and ATI
                                    common stock will be different securities and will not trade or be valued alike.
                                    Teledyne Technologies and ATI will be
                                    separate companies with different
                                    management, fundamentals, growth
                                    characteristics and strategic priorities.
                                    However, as with ATI common stock, Teledyne
                                    Technologies common stock will have the
                                    following characteristics:

                                    - be fully paid and nonassessable;

                                    - have one vote per share, with no right to
                                      cumulate votes;

                                    - carry no preemptive rights; and

                                    - be accompanied by Preferred Share Purchase
                                      Rights.

How will Teledyne Technologies
  common stock trade?               We have applied to list Teledyne
                                    Technologies common stock on the New York
                                    Stock Exchange under the symbol "TDY" and expect that regular trading will begin on
                                                 , 1999. A temporary form of
                                    interim trading called "when-issued trading" may occur for our common stock on or before
                                                 , 1999 and continue through
                                                 , 1999. If when-issued trading
                                    occurs, the listing for Teledyne
                                    Technologies common stock will be
                                    accompanied by the letters "wi" on the New
                                    York Stock Exchange. If when-issued trading develops, you will be able to buy Teledyne
                                    Technologies common stock in advance of the
                                                 , 1999 spin-off and you may
                                    sell Teledyne Technologies common stock in advance of such date on a when-issued basis.

How will ATI common stock trade?    ATI common stock will continue to trade on a
                                    "regular way" basis and may also trade on a
                                    when-issued or ex-distribution basis,
                                    reflecting an assumed value for ATI common
                                    stock after giving effect to the spin-offs
                                    of Teledyne Technologies and Water Pik
                                    Technologies, Inc. When-issued or
                                    ex-distribution trading in ATI common stock,
                                    if available, could last from on or before
                                                 , 1999 through              ,
                                    1999.

Is the spin-off taxable for
United
  States federal income tax
  purposes?                         No. ATI has received a tax ruling from the
                                    Internal Revenue Service stating that the spin-off will be tax-free to ATI and to ATI's stockholders. The continuing validity of the IRS tax ruling is subject to various factual representations and assumptions, including the completion of a public offering of our common stock within one year of the spin-off. See "Risk Factors" and "The
                                    Spin-Off -- Material Federal Income Tax
                                    Consequences of the Spin-Off."

Will we be related to ATI in any
  way after the spin-off?           ATI will not own any of our common stock
                                    after the spin-off.

                                    Until the third annual meeting of our
                                    stockholders held after the spin-off, at least a majority of the members of our Board of Directors will also be members of the Board of Directors of ATI.

                                    We will enter into the following agreements with ATI prior to the spin-off:

                                    - A Separation and Distribution Agreement,
                                      which provides for the various corporate transactions required to separate our businesses from other businesses of ATI and governs various relationships and circumstances that may arise between us after the spin-off;

                                    - An Employee Benefits Agreement, which
                                      contains various agreements between ATI
                                      and us concerning employees, pension and employee benefit plans and other compensation arrangements for current and former employees of our businesses;

                                    - A Tax Sharing and Indemnification
                                      Agreement allocating certain federal,
                                      state, local and foreign tax
                                      responsibilities and liabilities between
                                      ATI and us;

                                    - An Interim Services Agreement under which
                                      ATI will provide various services to us
                                      for limited periods of time following the spin-off; and

                                    - A Trademark License Agreement under which
                                      an affiliate of ATI will grant Teledyne
                                      Technologies an exclusive license to use the "Teledyne" name and related logos, symbols and marks in connection with Teledyne Technologies operations after the spin-off, which license will include Teledyne Technologies' option to purchase, on the fifth anniversary of the spin-off, all rights and interests in the Teledyne name and related logos, symbols and marks.

                                    See "Arrangements with ATI Relating to the
                                    Spin-Off."

Are there any risks entailed in
owning
  our stock?                        Yes. Stockholders should consider carefully
                                    the matters discussed in the section of this Information Statement called "Risk Factors."

How can I obtain information
about
  the separate spin-off of ATI's
  Consumer segment?                 The decision to spin-off Water Pik
                                    Technologies, Inc., the company that owns and operates the businesses formerly comprising ATI's Consumer segment, was part of the strategic planning process that lead to the decision to spin-off Teledyne
                                    Technologies. You will be provided with a separate Information Statement describing the spin-off of Water Pik Technologies.

WHAT WE HAVE ALREADY DONE IN PREPARATION FOR THE SPIN-OFF


Board Appointments                  As of the date of the spin-off, the Board of
                                    Directors will consist of at least four
                                    members. Our initial directors will be
                                    Robert P. Bozzone, Paul S. Brentlinger,
                                    Frank V. Cahouet, Thomas A. Corcoran, Diane
                                    C. Creel, C. Fred Fetterolf and Charles J.
                                    Queenan, Jr., all of whom are also directors of ATI, as well as Robert Mehrabian, our President and Chief Executive Officer. Until the third annual meeting of our stockholders held after the spin-off, at least a majority of our directors will also be members of the Board of Directors of ATI.


Senior Management Appointments      Dr. Robert Mehrabian is our President and
                                    Chief Executive Officer. He has been the
                                    President and Chief Executive Officer of
                                    ATI's Aerospace and Electronics segment
                                    since July 1999. Dr. Mehrabian has served
                                    ATI in various senior executive capacities since July 1997, and prior to that, he served as President of Carnegie Mellon
                                    University.

                                    Stefan C. Riesenfeld is our Executive Vice
                                    President and Chief Financial Officer. He joined ATI in August 1999 as Executive Vice President and Chief Financial Officer of ATI's Aerospace and Electronics segment in anticipation of the spin-off. From 1996 to May 1999 he was Chief Financial Officer of ICL, PLC, a global information systems and services company based in London, England. Prior to that, from 1983 to 1996, he was with Unisys Corporation where he served as Vice President and Corporate Treasurer from 1989.

                                    John T. Kuelbs is our Senior Vice President,
                                    General Counsel and Secretary. He joined
                                    ATI's Aerospace and Electronics segment in October 1999. Mr. Kuelbs was Senior Vice President -- Acquisition Policy for Raytheon Company from November 1998 to September 1999 and Senior Vice President -- Legal of Raytheon Systems Company from January 1998 to November 1998. Before Raytheon's acquisition of Hughes Aircraft Company, Mr. Kuelbs spent 17 years at Hughes Aircraft Company where he served as Senior Vice President, General Counsel and Secretary from 1994 to 1998.

New Credit Facility                 ATI will establish a five-year, $200 million
                                    revolving credit facility. Prior to the
                                    spin-off, ATI will use $100 million of
                                    borrowings under this credit facility to repay certain of its debt obligations and we will assume the repayment obligations for those borrowings. Following that assumption, we will have $100 million of borrowing availability remaining under the credit facility, subject to the terms of the facility.

WHO CAN HELP ANSWER YOUR QUESTIONS

     Stockholders of ATI with questions relating to the spin-off should contact:

                              Richard J. Harshman
                       Vice President, Investor Relations
                          and Corporate Communications
                        Allegheny Teledyne Incorporated
                               1000 Six PPG Place
                      Pittsburgh, Pennsylvania 15222-5479
                                 (412) 394-2861

     The distribution agent for our common stock in the spin-off and the transfer agent and registrar for our common stock after the spin-off is:

                    ChaseMellon Shareholder Services L.L.C.
                               85 Challenger Road
                                Overpeck Centre
                       Ridgefield Park, New Jersey 07660
                                 1-888-540-9867

HISTORICAL SELECTED COMBINED FINANCIAL DATA

     The following table summarizes certain selected combined financial data for Teledyne Technologies. The income statement data for each of the three years ended December 31, 1998, 1997 and 1996 and the balance sheet data at December 31, 1998 and 1997 set forth below are derived from audited combined financial statements of Teledyne Technologies. The income statement data for the nine months ended September 30, 1999 and 1998, and the years ended December 31, 1995 and 1994 and the balance sheet data at September 30, 1999 and 1998 and December 31, 1996, 1995 and 1994 set forth below are derived from unaudited combined financial statements of Teledyne Technologies.

     The historical selected combined financial data are not necessarily indicative of the results of operations or financial position that would have occurred if Teledyne Technologies had been a separate, independent company during the periods presented, nor are they indicative of our future performance. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included in this Information Statement. Per share data has not been presented because Teledyne Technologies was not a publicly held company during the periods presented.

                           NINE MONTHS
                       ENDED SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                       -------------------   ----------------------------------------------------
                         1999       1998       1998       1997       1996       1995       1994
                       --------   --------   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS)
Sales................  $602,978   $588,690   $780,393   $756,601   $716,400   $680,475   $667,663
Net income...........  $ 35,835   $ 37,803   $ 48,717   $ 41,624   $ 40,695   $ 30,850   $ 36,398
Working capital......  $ 93,085   $ 83,591   $ 78,568   $ 87,653   $104,184   $ 92,814   $ 68,896
Total assets.........  $277,497   $255,850   $250,819   $255,366   $252,961   $234,301   $217,610
Stockholder's
  equity.............  $126,370   $109,057   $106,402   $109,365   $128,018   $115,168   $ 99,337

PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA

     The pro forma selected consolidated financial data set forth below are derived from the unaudited pro forma consolidated financial information included in this Information Statement. The pro forma data do not represent what our financial position or results of operation would have been had we operated as a separate, independent public company, nor do they give effect to any events other than those discussed in the related notes. The pro forma data also do not project our financial position or results of operations as of any future date or for any future period.

     The capital structure that existed when our businesses operated as a part of ATI is not relevant because it does not reflect our expected future capital structure as a separate, independent public company. The basic weighted average shares outstanding were calculated by applying the distribution ratio (one share of Teledyne Technologies common stock for every seven shares of ATI common stock) to ATI's basic weighted average shares outstanding during each period.

                                             NINE MONTHS ENDED        YEAR ENDED
                                             SEPTEMBER 30, 1999    DECEMBER 31, 1998
                                             ------------------    -----------------
                                             (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Sales......................................       $602,978             $780,393
Net income.................................       $ 29,227             $ 39,768
Basic earnings per share...................       $   1.06             $   1.41
Weighted average shares
  outstanding -- basic.....................         27,481               28,107
Diluted earnings per share.................       $   1.06             $   1.41
Weighted average shares
  outstanding -- diluted...................         27,507               28,134
Working capital............................       $ 93,085
Total assets...............................       $294,505
Long-term debt.............................       $100,000
Stockholders' equity.......................       $ 13,062

                                  RISK FACTORS

     You should carefully consider all the information we have included in this Information Statement. In particular, you should carefully consider the risk factors described below. In addition, please read "Cautionary Statement as to Forward Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" where we describe additional uncertainties associated with our business and certain forward-looking statements included in this Information Statement.

WE MAY BE UNABLE TO SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER.

     Our operating results will depend in part on our ability to introduce new and enhanced products on a timely basis. Successful product development and introduction depends on numerous factors, including our ability to anticipate customer and market requirements, changes in technology and industry standards, our ability to differentiate our offerings from offerings of our competitors, and market acceptance.

     We may not be able to develop and introduce new or enhanced products in a timely and cost-effective manner or to develop and introduce products that satisfy customer requirements. Our new products also may not achieve market acceptance or correctly anticipate new industry standards and technological changes.

TECHNOLOGICAL CHANGE COULD CAUSE CERTAIN OF OUR PRODUCTS OR SERVICES TO BECOME OBSOLETE OR NON-COMPETITIVE.

     The markets for a number of our products and services are generally characterized by rapid technological development, evolving industry standards, changes in customer requirements and new product introductions and enhancements. A faster than anticipated change in one or more of the technologies related to our products or services or in market demand for products based on a particular technology could result in faster than anticipated obsolescence of certain of our products or services and could have a material adverse effect on our business, results of operation and financial condition. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products or services.

OUR DEPENDENCE ON REVENUE FROM GOVERNMENT CONTRACTS SUBJECTS US TO THE RISK THAT WE MAY NOT BE SUCCESSFUL IN BIDDING FOR FUTURE CONTRACTS AND THAT GOVERNMENT FUNDING FOR THESE CONTRACTS MAY BE DELAYED OR CONTINUE TO DECREASE.

     We perform work on a number of contracts with the Department of Defense and other agencies and departments of the U.S. Government. Sales under contracts with the U.S. Government as a whole, including sales under contracts with the Department of Defense, as prime or subcontractor, represented approximately 40% of our total revenue for 1998. Performance under government contracts has certain inherent risks that could have a material effect on our business, results of operations and financial condition.

     Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress typically appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. As a result, at the beginning of a major program, a contract is typically only partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

     The overall U.S. military budget declined in real dollars from the mid-1980's through the early 1990's. Although U.S. military budgets have stabilized in recent years, future levels of defense spending cannot be predicted. Delays or further declines in U.S. military expenditures could adversely affect our business, results of operations and financial condition, depending upon the programs affected, the timing and size of the changes and our ability to offset the impact with new business or cost reductions.

     Most of our U.S. Government contracts are subject to termination by the U.S. Government either at its convenience or upon the default of the contractor. Termination-for-convenience provisions provide only for the recovery of costs incurred or committed, settlement expenses, and profit on work completed prior to termination. Termination-for-default imposes liability on the contractor for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

     We obtain many U.S. Government prime and subcontracts through the process of competitive bidding. We may not be successful in having our bids accepted. In addition, contracts may not be profitable.

     A number of our U.S. Government prime and subcontracts are fixed price-type contracts (69% in 1998). Under these types of contracts, we bear the inherent risk that actual performance cost may exceed the fixed contract price. This is particularly true where the contract was awarded and the price finalized in advance of final completion of design. We believe that the U.S. Government is increasingly requesting proposals for fixed price-type contracts.

     We, like other government contractors, are subject to various audits, reviews and investigations (including private party "whistleblower" lawsuits) relating to our compliance with federal and state laws. In addition, we have a compliance program designed to surface issues that may lead to voluntary disclosures to the U.S. Government. Generally, claims arising out of these U.S. Government inquiries and voluntary disclosures can be resolved without resorting to litigation. However, should the business unit or division involved be charged with wrongdoing, or should the U.S. Government determine that the unit or division is not a "presently responsible contractor," that unit or division, and conceivably our company as a whole, could be temporarily suspended or, in the event of a conviction, could be debarred for up to three years from receiving new government contracts or government-approved subcontracts. In addition, we could expend substantial amounts in defending against such charges and in damages, fines and penalties if such charges are proven or result in negotiated settlements.

WE MAY NOT HAVE SUFFICIENT RESOURCES TO FUND PLANNED OR NECESSARY RESEARCH AND DEVELOPMENT, CAPITAL EXPENDITURES AND POSSIBLE ACQUISITIONS.

     In order to remain competitive, we must make substantial investments in research and development to develop new and enhanced products and continuously upgrade our process technology and manufacturing capabilities.

     Although we believe that anticipated cash flows from operations and available borrowings under the Credit Facility will be sufficient to satisfy our working capital and normal operating requirements, we cannot fund our planned research and development, capital investment programs and possible acquisitions without additional financing. Our ability to raise additional capital will depend on a variety of factors, some of which will not be within our control, including investor perceptions of us, our businesses and the industries in which we operate, and general economic and market conditions. We may be unable to successfully raise needed capital and the amount of net proceeds that will be available to us may not be sufficient to meet our needs. Failure to successfully raise needed capital on a timely or cost-effective basis could have a material adverse effect on our business, results of operations and financial condition.

IF WE FAIL TO UNDERTAKE A PUBLIC OFFERING OF OUR COMMON STOCK WITHIN ONE YEAR FOLLOWING THE SPIN-OFF, WE WILL BE IN BREACH OF OUR AGREEMENTS WITH ATI.

     ATI has received a tax ruling from the IRS stating in principle that the spin-off will be tax-free to ATI and to ATI's stockholders. One of the assumptions underlying the tax ruling is that we will undertake a public offering of our common stock within one year following the spin-off and use the anticipated gross proceeds of approximately $125 million (less associated costs) for research and development and related capital projects, for the further development of our manufacturing capabilities and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement and the Tax Sharing and Indemnification Agreement, we have also agreed with ATI to undertake such a public offering. Our failure to do so would be a breach of those agreements and subject us to substantial liabilities.

WE SELL PRODUCTS AND SERVICES TO CUSTOMERS IN INDUSTRIES WHICH ARE CYCLICAL AND SENSITIVE TO CHANGES IN GENERAL ECONOMIC ACTIVITY.

     We derive significant revenues from the commercial aerospace industry. Domestic and international commercial aerospace markets are cyclical in nature. Historic demand for new commercial aircraft has been related to the stability and health of domestic and international economies. Delays or changes in aircraft and component orders could impact the future demand for our products and have a material adverse effect on our business, results of operations and financial condition.

     In addition, we sell products and services to customers in industries that are sensitive to the level of general economic activity and in mature industries that are sensitive to capacity. Adverse economic conditions affecting these industries may reduce demand for our products and services, which may reduce our profits, or our production levels, or both.

PRODUCT LIABILITY CLAIMS OR RECALLS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR REPUTATION, BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     As a manufacturer and distributor of various products, our results of operations are susceptible to adverse publicity regarding the quality or safety of our products. In part, product liability claims challenging the safety of our products may result in a decline in sales for a particular product which could adversely affect our results of operations. This could be true even if the claims themselves are proven to not be true or settled for immaterial amounts.

     While we will have general liability and other insurance policies concerning product liabilities, we will have self-insured retentions or deductibles under such policies with respect to a portion of these liabilities. For example, our annual self-insured retention for general aviation aircraft liabilities incurred in connection with products manufactured by Teledyne Continental Motors is $10 million.

     Product recalls could also have a material adverse effect on our business, results of operations and financial condition. For example, in the second quarter of 1999, Teledyne Continental Motors engaged in a product recall of piston engines produced in 1998, which had an adverse effect on our recent financial performance. Product recalls have the potential for tarnishing a company's reputation and could have a material adverse effect on the sales of our products.

     We cannot assure you that we will not have additional product liability claims or that we will not recall any additional products.

WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH INTERNATIONAL SALES.

     During 1998, international sales accounted for approximately 22% of our total revenues. We anticipate that future international sales will continue to account for a significant percentage of our revenues. Risks associated with these sales include:

- political and economic instability;

- export controls;

- changes in legal and regulatory requirements;

- U.S. and foreign government policy changes affecting the markets for our products;

- changes in tax laws and tariffs;

- the impact of the transition to a common European currency;

- convertibility and transferability of international currencies; and

- exchange rate fluctuations (which may affect sales to international customers and the value of and profits earned on international sales when converted into dollars).

     Any of these factors could have a material adverse effect on our business, results of opera-tions and financial condition. Recent weak conditions in Asian economies have affected our results of operations adversely. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE SUCCESS.

     Our future success depends to a significant extent upon the continued service of our executive officers and other key management and technical personnel and on our ability to continue to attract, retain and motivate qualified personnel. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, the loss of the services of Dr. Robert Mehrabian, our President and Chief Executive Officer, could materially and adversely affect us.

ACQUISITIONS INVOLVE INHERENT RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     Our growth strategy includes possible acquisitions. Acquisitions involve various inherent risks, such as:

- our ability to assess accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

- the potential loss of key personnel of an acquired business;

- our ability to integrate acquired businesses and to achieve identified financial and operating synergies anticipated to result from an acquisition; and

- unanticipated changes in business and economic conditions affecting an acquired business.

PROVISIONS OF OUR GOVERNING DOCUMENTS, APPLICABLE LAW AND THE TAX SHARING AND INDEMNIFICATION AGREEMENT COULD MAKE AN ACQUISITION OF TELEDYNE TECHNOLOGIES MORE DIFFICULT.

     Our Certificate of Incorporation, Bylaws and Rights Agreement, and the General Corporation Law of the State of Delaware (the "DGCL") contain several provisions that could make the acquisition of control of Teledyne Technologies in a transaction not approved by our board of directors more difficult. See "Description of Our Capital Stock -- Rights Plan," "-- Certain Provisions of Our Governing Documents," and "-- Anti-takeover Legislation." Certain tax aspects of the spin-off could also discourage an acquisition of control of Teledyne Technologies for some period of time. For example, the acquisition of Teledyne Technologies by a third party during the two-year period following the spin-off could result in the spin-off not qualifying as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code and trigger indemnification obligations of Teledyne Technologies under the Tax Sharing and Indemnification Agreement. See "Arrangements with ATI Relating to the
Spin-Off -- Tax Sharing and Indemnification Agreement."

IF WE ARE UNABLE TO MANAGE THE YEAR 2000 TRANSITION, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL BE ADVERSELY AFFECTED.

     We are in the final stages of implementing plans to address issues related to the impact of the Year 2000 on our products, business systems, infrastructure, manufacturing systems and suppliers. The estimated costs associated with these efforts continue to be evaluated based on actual experience.

     While we believe, based on available information, that we will be able to manage the Year 2000 transition without any material adverse effect on our business, results of operations and financial condition, there can be no assurance that this will be the case. In addition, we may be adversely affected by the failure of suppliers, customers and federal, state, local and international governments to address Year 2000 issues affecting their systems.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure."

COMPLIANCE WITH INCREASING ENVIRONMENTAL REGULATIONS AND THE EFFECTS OF POTENTIAL ENVIRONMENTAL LIABILITIES COULD HAVE A MATERIAL ADVERSE FINANCIAL EFFECT ON US.

     We, like other industry participants, are subject to various federal, state, local and international environmental laws and regulations. We may be subject to increasingly stringent environmental standards in the future. Future developments, administrative actions or liabilities relating to environmental matters could have a material adverse effect on our business, results of operations or financial condition.

     Some of our businesses work with highly dangerous substances which require heightened standards of care. For example, as the prime contractor for the U.S. Army's Non-Stockpile Chemical Materiel Demilitarization program, we are responsible for the destruction of small caches of chemical munitions and materiel located in over 30 states. The destruction of chemical weapons is an inherently dangerous activity. Although we have not experienced any accidents or other adverse consequences as a result of our participation in this program, we cannot assure you that we will not experience any problems in the future.

INCREASING COMPETITION COULD REDUCE THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     Although we have certain advantages that we believe help us compete in our markets, each of our markets is highly competitive. Many of our competitors have, and potential competitors could have, greater name recognition, a larger installed base of products, more extensive engineering, manufacturing, marketing and distribution capabilities and greater financial, technological and personnel resources than we do. New or existing competitors may also develop new technologies which could adversely affect the demand for our products and services. Industry consolidation trends, particularly among aerospace and defense contractors, could adversely affect demand for our products and services if prime contractors seek to control more aspects of vertically-integrated projects.

HAVING NO OPERATING HISTORY AS AN INDEPENDENT COMPANY MAKES IT DIFFICULT TO PREDICT OUR PROFITABILITY AS A STAND-ALONE COMPANY.

     We do not have an operating history as an independent company. Our businesses have historically relied on ATI for various financial, managerial and administrative services and have been able to benefit from the earnings, financial resources, assets and cash flows of ATI's other businesses. After the spin-off, ATI will only be obligated to provide us with the assistance and services set forth in the Interim Services Agreement. See "Arrangements with ATI Relating to the Spin-Off."

     Following the spin-off, we will incur costs and expenses associated with the management of a public company that we expect will be greater than the amount reflected in our historical financial statements. We will also incur interest expense and be subject to the other requirements associated with our credit facility. While we have been profitable as part of ATI, there can be no assurance that, as a stand-alone company, our future profits will be comparable to historical operating results before the spin-off.

     We also will need to dedicate significant managerial and other resources at the corporate level to establish the infrastructure and systems necessary for us to operate as an independent public company. While we believe that we have sufficient management resources, we cannot assure you that this will be the case or that we will successfully implement our operating and growth initiatives. Failure to implement these initiatives successfully could have a material adverse effect on our business, results of operations and financial condition.

SINCE THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK IT IS IMPOSSIBLE TO PREDICT THE PRICES AT WHICH OUR COMMON STOCK WILL TRADE IN THE OPEN MARKET.

     There has been no prior trading market for our common stock, and we cannot predict the prices at which trading in our common stock will occur after the spin-off. The trading prices for our common stock could fluctuate significantly.

SUBSTANTIAL SALES OF OUR COMMON STOCK FOLLOWING THE SPIN-OFF OR THE PROSPECT OF THE REQUIRED PUBLIC OFFERING COULD CAUSE A DECREASE IN THE MARKET PRICE OF OUR COMMON STOCK.

     Substantially all of the shares of our common stock distributed in the spin-off will be eligible for immediate resale in the public market. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors, including mutual funds, who acquire shares of our common stock in the transaction. In addition, the prospect of our being required to undertake a public offering of our common stock within one year following the spin-off may adversely affect the market price of our common stock.

     Sales of substantial amounts of our common stock in the public market following the spin-off, the perception that any redistribution has not been completed, or the prospect of our having to undertake a public offering of our common stock following the spin-off, could materially adversely affect the market price of our common stock.

FAILURE OF REPRESENTATIONS AND ASSUMPTIONS UNDERLYING THE IRS TAX RULING COULD CAUSE THE SPIN-OFF NOT TO BE TAX-FREE TO ATI OR TO ATI'S STOCKHOLDERS AND MAY REQUIRE US TO INDEMNIFY ATI.

     While the tax ruling relating to the qualification of the spin-off as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code generally is binding on the IRS, the continuing validity of the tax ruling is subject to certain factual representations and assumptions, including the assumption that we will complete a required public offering of our common stock within one year following the spin-off, and use the anticipated gross proceeds of approximately $125 million (less associated costs) for research and development and related capital projects, for the further development of our manufacturing capabilities and for acquisitions and/or joint ventures. ATI and Teledyne Technologies are not aware of any facts or circumstances that would cause such representations and assumptions to become untrue.

     If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, ATI would recognize taxable gain generally equal to the amount by which the fair market value of the Teledyne Technologies common stock distributed to ATI's stockholders exceeded the tax basis in our assets. In addition, the distribution of our common stock to each ATI stockholder would generally be treated as taxable in an amount equal to the fair market value of the Teledyne Technologies common stock such stockholder receives.

     If the spin-off qualified as a distribution under Section 355 of the Code but failed to be tax-free to ATI because of certain post-spin-off circumstances (such as an acquisition of Teledyne Technologies) ATI would recognize taxable gain as described above, but the distribution of our common stock in the spin-off would generally be tax-free to each ATI stockholder.

     The Tax Sharing and Indemnification Agreement provides that we will be responsible for any taxes imposed on, or other amounts paid by, ATI, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of Section 355 of the Code if the failure or disqualification is caused by certain post-spin-off actions by or with respect to us (including our subsidiaries) or our stockholders. For example, the acquisition of Teledyne Technologies by a third party during the two-year period following the spin-off could cause such a failure or disqualification. If any of the taxes or other amounts described above were to become payable by us, the payment could have a material adverse effect on our financial condition, results of operations and cash flow and could exceed our net worth by a substantial amount. See "Arrangements with ATI Relating to the Spin-Off -- Tax Sharing and Indemnification Agreement."

             CAUTIONARY STATEMENT AS TO FORWARD LOOKING STATEMENTS

     We caution you that this document contains disclosures which are forward-looking statements. All statements regarding ATI's or Teledyne Technologies' expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, projected costs or cost savings, capital expenditures, competitive positions, continuation or expansion of government programs, growth opportunities for existing products or products under development, benefits from new technology, plans and objectives of management for future operations and markets for stock are forward-looking statements. In addition, forward-looking statements include statements in which we use words such as "expect," "believe," "anticipate," "intend," or similar expressions. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct, and actual results may differ materially from those reflected in the forward-looking statements. Factors that could cause our actual results to differ from the expectations reflected in the forward-looking statements in this document include those set forth in "Risk Factors."

     Neither Teledyne Technologies nor ATI has any intention of or obligation to update the forward-looking statements, even if new information, future events or other circumstances make them incorrect or misleading.

                                  THE SPIN-OFF

REASONS FOR THE SPIN-OFF


     After a strategic review initiated in 1998, ATI concluded that certain of its aerospace and electronics businesses, which will comprise our company, would be able to grow faster and more effectively as a separate, independent company. As a separate, independent company, we will be better able to focus on our own strategic priorities and have more efficient access to the capital markets than we could as part of ATI. The operations included in Teledyne Technologies are a group of high technology businesses that have critical mass and shared core competencies, are strategically complementary and have the potential for profitable growth.


     This Information Statement relates only to distribution of the common stock of Teledyne Technologies, whose businesses are those formerly comprising ATI's Aerospace and Electronics segment. A separate Information Statement will be provided to you regarding the spin-off of Water Pik Technologies, Inc., the company that owns and operates the businesses formerly comprising ATI's Consumer segment.

     We believe that the spin-off will enable our businesses to expand and grow more quickly and efficiently in the following ways:

- Our high technology businesses have different fundamentals, growth characteristics and strategic priorities than the specialty metals businesses currently conducted by ATI. The separation of our businesses from those of ATI will allow us to focus on our own strategic priorities, which should increase our ability to capitalize on growth opportunities for our businesses and enhance our ability to respond more quickly to changes in the technically-sophisticated markets that we serve.

- The spin-off will enable us to have direct access to the capital markets to finance the expansion of our businesses and support our future growth. More specifically, we intend to raise our own equity capital:

     - to accelerate new higher-margin product introductions through increased research and development investment

     - to expand upon our extensive data acquisition and systems engineering capabilities to provide value-added information services to broaden and deepen our market penetration

     - to further develop our manufacturing capabilities

     - to pursue selected acquisitions

- The spin-off will enable us to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of our businesses.

MANNER OF EFFECTING THE SPIN-OFF

     ATI will effect the spin-off by distributing all issued and outstanding shares of our common stock to holders of record of ATI common stock as of the
close of business on              , 1999. The spin-off will be made on the basis
of one share of our common stock for every seven shares of ATI common stock held.


     Prior to the spin-off, ATI will deliver all outstanding shares of Teledyne Technologies common stock to the distribution agent for distribution. As promptly as practicable after the spin-off, the distribution agent will mail certificates for whole shares of Teledyne Technologies common stock to ATI
stockholders of record on      , 1999.


     If a stockholder is otherwise entitled to receive a fractional share of Teledyne Technologies common stock, that stockholder will instead receive cash for that fractional share. The distribution agent will, promptly after the date of the spin-off, aggregate all fractional share interests in Teledyne Technologies common stock with those of other similarly situated stockholders and sell such interests in Teledyne Technologies common stock in open market transactions at then-prevailing prices. The distribution agent will have sole discretion regarding when, how, through which broker (which will not be affiliated with ATI or Teledyne Technologies) and at what prices to make such sales. The distribution agent will distribute the cash proceeds to stockholders entitled to such proceeds pro rata based upon their fractional interests in Teledyne Technologies common stock. No interest will be paid on any cash distributed instead of fractional shares. The distribution agent is not affiliated with ATI or Teledyne Technologies.

     No owner of ATI common stock will be required to pay any cash or other consideration for shares of Teledyne Technologies common stock received in the spin-off or to surrender or exchange any shares of ATI common stock to receive shares of Teledyne Technologies common stock. The actual total number of shares of Teledyne Technologies common stock to be distributed will depend on the
number of shares of ATI common stock outstanding on              , 1999.

     Participants in the ATI Investor Services Program will be credited with the number of shares (including fractional shares) of Teledyne Technologies common stock distributed in the spin-off in respect of the ATI common stock held in their accounts.

     NO CONSIDERATION WILL BE PAID BY STOCKHOLDERS OF ATI FOR THE SHARES OF OUR COMMON STOCK TO BE RECEIVED BY THEM IN THE SPIN-OFF. ATI STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER OR EXCHANGE SHARES OF ATI COMMON STOCK OR TAKE ANY OTHER ACTION IN ORDER TO RECEIVE OUR COMMON STOCK.

RESULTS OF THE SPIN-OFF

     After the spin-off, we will be a separate, independent public company. Our management, fundamentals, growth characteristics and strategic priorities will be different from those of ATI.

     Concurrently with the spin-off, ATI will change its name to "Allegheny Technologies Incorporated."

     The number and identity of our stockholders immediately after the spin-off will be the same as the number and identity of ATI's stockholders at the close
of business on              , 1999. Immediately after the spin-off, we expect to
have
approximately 9,200 holders of record of our common stock and approximately 27,008,553 shares of our common stock outstanding, based on the number of record stockholders and issued and outstanding shares of ATI common stock as of the close of business on September 30, 1999 and on the distribution ratio of one share of our common stock for every seven shares of ATI common stock owned by ATI stockholders at that time.

     As with ATI common stock, the shares of Teledyne Technologies common stock will:

- be fully paid and nonassessable;

- have one vote per share, with no right to cumulate votes;

- carry no preemptive rights; and

- be accompanied by Preferred Share Purchase Rights.

The Teledyne Technologies common stock and the ATI common stock, however, will be different securities and will not trade or be valued alike. See "Description of Our Capital Stock."

     We have applied to have our common stock approved for listing on the New York Stock Exchange under the trading symbol "TDY."

     The spin-off will not, in and of itself, affect the number of outstanding shares of ATI common stock or the rights associated with these shares. ATI intends to effect a one-for-two reverse split of its common stock immediately following the spin-off.

MATERIAL FEDERAL INCOME TAX
CONSEQUENCES OF THE SPIN-OFF

     The following is a summary of the material United States Federal income tax consequences of the spin-off. It is not intended to address the tax consequences applicable to every stockholder. In particular, this summary does not cover state, local, or international income and other tax consequences. Accordingly, stockholders are strongly encouraged to consult their individual tax advisors for information on the tax consequences applicable to their individual situations.

     ATI has received a tax ruling from the IRS that states that the spin-off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code. In accordance with this tax ruling:

- No gain or loss will be recognized by ATI upon the distribution of Teledyne Technologies common stock to ATI's stockholders.

- No gain or loss will be recognized by ATI's stockholders as a result of your receipt of our common stock in the spin-off except to the extent that you receive cash instead of a fractional share.

- If you receive cash instead of a fractional share of our common stock in the spin-off, you will be treated as having received the fractional share in the spin-off and then having sold the fractional share. Accordingly, you will recognize gain or loss equal to the difference between the cash you receive and the amount of tax basis allocable (as described below) to the fractional share. The gain or loss will be capital gain or loss if you would have had the fractional share as a capital asset.

- Your tax basis in your ATI common stock will be apportioned among the ATI common stock and the common stock of Teledyne Technologies and common stock of Water Pik Technologies, Inc. you receive in the spin-offs on the basis of the relative fair market values of the shares at the time of the spin-offs. Promptly following the spin-off, ATI will send a letter to the holders of ATI common stock who receive our common stock in the spin-off that will explain the allocation of tax basis among ATI common stock and the Teledyne Technologies common stock and the Water Pik common stock you receive in the spin-offs.

- The holding period of Teledyne Technologies common stock that you receive in the spin-off will be the same as the holding period of ATI common stock with respect to which you received our common stock so long as you hold the ATI common stock as a capital asset on the date of the spin-off.

     The tax ruling relating to the qualification of the spin-off as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code generally is binding on the IRS. However, the continuing validity of the tax ruling is subject to certain factual representations and assumptions, including completion of a public offering of our common stock within one year of the spin-off, and use of the anticipated gross proceeds of approximately $125 million (less associated costs) for research and development and related capital projects, for the further development of our manufacturing capabilities and for acquisitions and/or joint ventures, as well as the lack of a plan or intention on the part of ATI or Teledyne Technologies to merge with any other corporation or to sell assets otherwise than in the ordinary course of business, or (subject to certain exceptions) to purchase shares of its outstanding stock.

     If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, ATI would recognize taxable gain generally equal to the amount by which the fair market value of Teledyne Technologies common stock distributed to ATI's stockholders exceeds the tax basis in our assets. In addition, each ATI stockholder who receives our common stock in the spin-off would generally be treated as having received a taxable distribution in an amount equal to the fair market value of our common stock. If the spin-off qualified under Section 355 of the Code but failed to be tax-free to ATI because of certain post-spin-off circumstances, ATI would recognize taxable gain as described above but the spin-off would generally be tax-free to each ATI stockholder as described in the preceding paragraph. See "Risk Factors."

     THE FOREGOING SUMMARIZES THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW. YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE SPIN-OFF TO YOU, INCLUDING THE APPLICATION OF STATE, LOCAL AND INTERNATIONAL TAX LAWS, AND AS TO POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

     The Tax Sharing and Indemnification Agreement provides that we are not to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless ATI has given its prior written consent or, in certain circumstances, a supplemental ruling that permits such action is obtained. The Tax Sharing and Indemnification Agreement also provides that we will be responsible for any taxes imposed on, or amounts paid by, ATI, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of Section 355 of the Code if the failure or disqualification is attributable to certain post-spin-off actions or failures to act by or with respect to us (including our subsidiaries) or our stockholders, such as the acquisition of Teledyne Technologies by a third party at a time and in a manner that would cause such a failure or disqualification. See "Arrangements with ATI Relating to the Spin-Off -- Tax Sharing and Indemnification Agreement."

LISTING AND TRADING OF OUR COMMON STOCK

     Currently, there is no public market for our common stock. We have applied to have our common stock approved for listing on the New York Stock Exchange under the trading symbol "TDY."

     A temporary form of interim trading called "when-issued trading" may occur
for our common stock on or before              , 1999 and continue through
             , 1999. If when-issued trading occurs, the listing for Teledyne Technologies common stock will be accompanied by the letters "wi" on the New York Stock Exchange. If when-issued trading develops, you will be able to buy
Teledyne Technologies common stock in advance of the              , 1999
spin-off and you may sell Teledyne Technologies common stock in advance of such date on a when-issued basis.

     ATI common stock will continue to trade on a "regular way" basis and may also trade on a when-issued or ex-distribution basis, reflecting an assumed value for ATI common stock after giving effect to the spin-offs of Teledyne Technologies and Water Pik Technologies, Inc. When issued or ex-distribution trading in ATI common
stock, if available, could last from on or before              , 1999 through
             , 1999.

     Beginning on the first New York Stock Exchange trading day after the date of the spin-off, we expect that ATI common stock will trade "regular way" only, entitling the buyer to receive only ATI common stock.

     Until our common stock is fully distributed and an orderly market develops, the prices at which trading in our common stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully-distributed issue. The prices at which our common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including:

- the depth and liquidity of the market for our common stock;

- investor perceptions of us, our businesses and the industries in which we operate;

- our dividend policy;

- our financial results; and

- general economic and market conditions.

     Substantially all of the shares of our common stock that are distributed in the spin-off will be eligible for immediate resale. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors who acquire shares of our common stock in the transaction. We are not able to predict whether substantial amounts of our common stock will be sold in the open market following the spin-off or what effect these sales may have on prices at which our common stock may trade. Sales of substantial amounts of our common stock in the public market during this period, the perception that any redistribution has not been completed or the prospect of our having to undertake a public offering of our common stock following the spin-off could materially adversely affect the market price of our common stock.

     Generally, the shares of our common stock that are distributed in the spin-off will be freely transferable, except for securities received by persons deemed to be our "affiliates" under the Securities Act of 1933, as amended ("Securities Act"). Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are in common control with us, including our directors. Persons who are our affiliates will be permitted to sell shares of our common stock they receive in the spin-off only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as in accordance with the requirements of Rule 144 under the Securities Act.

                     OUR HISTORICAL SELECTED FINANCIAL DATA

     The following table summarizes certain selected combined financial data for Teledyne Technologies. The income statement data for each of the three years ended December 31, 1998, 1997 and 1996 and the balance sheet data at December 31, 1998 and 1997 set forth below are derived from audited combined financial statements of Teledyne Technologies. The income statement data for the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1995 and 1994 and the balance sheet data at September 30, 1999 and 1998 and December 31, 1996, 1995 and 1994 set forth below are derived from unaudited combined financial statements of Teledyne Technologies.

     The historical selected combined financial data are not necessarily indicative of the results of operations or financial position that would have occurred if Teledyne Technologies had been a separate, independent company during the periods presented, nor are they indicative of our future performance. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included in this Information Statement. Per share data has not been presented because Teledyne Technologies was not a publicly held company during the periods presented.

                                    NINE MONTHS
                                ENDED SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                                -------------------   ----------------------------------------------------
                                  1999       1998       1998       1997       1996       1995       1994
                                --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS)
Sales.........................  $602,978   $588,690   $780,393   $756,601   $716,400   $680,475   $667,663
Net income....................  $ 35,835   $ 37,803   $ 48,717   $ 41,624   $ 40,695   $ 30,850   $ 36,398
Working capital...............  $ 93,085   $ 83,591   $ 78,568   $ 87,653   $104,184   $ 92,814   $ 68,896
Total assets..................  $277,497   $255,850   $250,819   $255,366   $252,961   $234,301   $217,610
Stockholder's equity..........  $126,370   $109,057   $106,402   $109,365   $128,018   $115,168   $ 99,337

                      OUR UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

     The following unaudited pro forma consolidated income statements for the nine months ended September 30, 1999 and for the year ended December 31, 1998 and the unaudited pro forma consolidated balance sheet at September 30, 1999 present the combined results of operations and financial position of Teledyne Technologies assuming that the transactions contemplated by the spin-off had been completed as of the beginning of 1998 with respect to the pro forma consolidated income statements for the nine months ended September 30, 1999 and for the year ended December 31, 1998 and as of September 30, 1999 with respect to the pro forma consolidated balance sheet. In the opinion of management, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the spin-off on the historical financial information of Teledyne Technologies. The adjustments are described in the notes to pro forma consolidated financial information and are set forth in the "Pro Forma Adjustments" column.

     The unaudited pro forma consolidated financial information of Teledyne Technologies should be read in conjunction with the historical financial statements of Teledyne Technologies and the related notes. The pro forma financial information has been presented for informational purposes only and does not reflect the results of operations or financial position of Teledyne Technologies that would have occurred had Teledyne Technologies operated as a separate, independent company for the periods presented. Actual results might have differed from pro forma results if Teledyne Technologies had operated independently. The pro forma financial information should not be relied upon as being indicative of results Teledyne Technologies would have had or of future results after the spin-off.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999

                                           HISTORICAL                     PRO FORMA
                                            TELEDYNE                       TELEDYNE
                                          TECHNOLOGIES     PRO FORMA     TECHNOLOGIES
                                          INCORPORATED    ADJUSTMENTS    INCORPORATED
                                          ------------    -----------    ------------
                                                        (IN THOUSANDS)
ASSETS
Cash....................................    $     --       $      --       $     --
  Accounts receivable...................     120,627              --        120,627
  Inventories...........................      53,852              --         53,852
  Deferred income taxes.................      18,855              --         18,855
  Prepaid expenses and other current
     assets.............................       2,157              --          2,157
                                            --------       ---------       --------
     TOTAL CURRENT ASSETS...............     195,491              --        195,491
  Property, plant and equipment.........      50,453              --         50,453
  Deferred income taxes.................      17,232           8,456         25,688
  Cost in excess of net assets
     acquired...........................       9,201              --          9,201
  Other assets..........................       5,120           8,552         13,672
                                            --------       ---------       --------
     TOTAL ASSETS.......................    $277,497       $  17,008       $294,505
                                            ========       =========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts payable......................    $ 51,224       $      --       $ 51,224
  Accrued liabilities...................      51,182              --         51,182
                                            --------       ---------       --------
     TOTAL CURRENT LIABILITIES               102,406              --        102,406
  Long-term debt........................          --         100,000        100,000
  Net unrecognized actuarial gains on
     pension obligation.................          --          16,552         16,552
  Accrued postretirement benefits.......      33,337              --         33,337
  Other long-term liabilities...........      15,384          13,764         29,148
                                            --------       ---------       --------
     TOTAL LIABILITIES..................     151,127         130,316        281,443
                                            --------       ---------       --------
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $0.01:
     authorized -- 15,000,000 shares;
     issued and outstanding -- none.....          --              --             --
  Common stock, par value $0.01:
     authorized -- 125,000,000 shares;
     issued and
     outstanding -- 27,008,553 shares...          --             270            270
  Additional paid-in capital............          --          11,172         11,172
  Net advances from (to) Allegheny
     Teledyne Incorporated..............     124,750        (124,750)            --
  Foreign currency translation gains....       1,620              --          1,620
                                            --------       ---------       --------
     TOTAL STOCKHOLDERS' EQUITY.........     126,370        (113,308)        13,062
                                            --------       ---------       --------
     TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY...........................    $277,497       $  17,008       $294,505
                                            ========       =========       ========

See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Information.

                       TELEDYNE TECHNOLOGIES INCORPORATED

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                 HISTORICAL TELEDYNE                   PRO FORMA TELEDYNE
                                    TECHNOLOGIES         PRO FORMA        TECHNOLOGIES
                                    INCORPORATED        ADJUSTMENTS       INCORPORATED
                                 -------------------    -----------    ------------------
                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SALES..........................       $602,978            $     --          $602,978
Costs and expenses:
  Cost of sales................        442,146                  --           442,146
  Selling, general and
     administrative expenses...        100,500               5,220           105,720
  Interest expense.............             --               6,038             6,038
                                      --------            --------          --------
                                       542,646              11,258           553,904
                                      --------            --------          --------
Earnings before other income...         60,332             (11,258)           49,074
Other income...................            716                  --               716
                                      --------            --------          --------
INCOME BEFORE INCOME TAXES.....         61,048             (11,258)           49,790
Provision for income taxes.....         25,213              (4,650)           20,563
                                      --------            --------          --------
NET INCOME.....................       $ 35,835            $ (6,608)         $ 29,227
                                      ========            ========          ========
BASIC NET INCOME PER COMMON
  SHARE........................                                             $   1.06
                                                                            ========
DILUTED NET INCOME PER COMMON
  SHARE........................                                             $   1.06
                                                                            ========

See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Information.

                       TELEDYNE TECHNOLOGIES INCORPORATED

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                 HISTORICAL TELEDYNE                   PRO FORMA TELEDYNE
                                    TECHNOLOGIES         PRO FORMA        TECHNOLOGIES
                                    INCORPORATED        ADJUSTMENTS       INCORPORATED
                                 -------------------    -----------    ------------------
                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SALES..........................       $780,393            $     --          $780,393
Costs and expenses:
  Cost of sales................        572,087                  --           572,087
  Selling, general and
     administrative expenses...        126,875               7,196           134,071
  Interest expense.............             --               8,050             8,050
                                      --------            --------          --------
                                       698,962              15,246           714,208
                                      --------            --------          --------
Earnings before other income...         81,431             (15,246)           66,185
Other income...................          1,562                  --             1,562
                                      --------            --------          --------
INCOME BEFORE INCOME TAXES.....         82,993             (15,246)           67,747
Provision for income taxes.....         34,276              (6,297)           27,979
                                      --------            --------          --------
NET INCOME.....................       $ 48,717            $ (8,949)         $ 39,768
                                      ========            ========          ========
BASIC NET INCOME PER COMMON
  SHARE........................                                             $   1.41
                                                                            ========
DILUTED NET INCOME PER COMMON
  SHARE........................                                             $   1.41
                                                                            ========

See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Information.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

NOTE 1.

     The historical financial statements of Teledyne Technologies reflect periods during which Teledyne Technologies did not operate as a separate, independent company. Certain estimates, assumptions and allocations were made in preparing such financial statements. Therefore, the historical financial statements do not necessarily reflect the results of operations or financial position that would have occurred had Teledyne Technologies been a separate, independent company during the periods presented, nor are they indicative of future performance.

     Management believes that the estimates, assumptions and allocations made in preparing the historical financial statements are reasonable.

NOTE 2.

     The pro forma unaudited consolidated balance sheet was prepared assuming the distribution occurred on September 30, 1999 and includes "Pro Forma Adjustments" for transactions that occurred subsequent to September 30, 1999 as follows:

          (a) To record debt of $100,000,000 to be assumed by Teledyne Technologies at the date of the spin-off.

          (b) To record the transfer of net unrecognized actuarial gains on pension obligation of $16,552,000 as of September 30, 1999 and the related deferred tax effect of $6,419,000. The components of net unrecognized actuarial gains on pension obligation are as follows:

Projected benefit obligation....  $361,593
Fair value of plan assets.......   420,352
                                  --------
Funded status of plan -- plan
  assets in excess of projected
  benefit obligation............    58,759
Unrecognized prior service
  cost..........................    15,956
Unrecognized transition
  obligation....................   (12,744)
Unrecognized actuarial gains....   (78,523)
                                  --------
Total net unrecognized actuarial
  gains on pension obligation...  $(16,552)
                                  ========

          (c) To record the transfer of worker's compensation and general liability insurance reserves of $5,253,000 and the related deferred taxes of $2,037,000.

          (d) To record the transfer of deferred compensation long-term assets of $8,552,000 and long-term liabilities of $8,511,000.

          (e) To record the planned liquidation of the remaining investment by ATI and the issuance of 27,008,553 shares of Teledyne Technologies common stock.

     The effect on income from the balance sheet transfers of the pension plan, insurance reserves and deferred compensation plan is reflected in the historical financial statements. See Note 7 of Notes to Combined Financial Statements.

NOTE 3.

     Pro forma net income was adjusted to include interest expense and commitment fees on the ATI revolving debt we will assume in the amount of $6,038,000 before tax, or $3,544,000 after tax, for the nine months ended September 30, 1999 and $8,050,000 before tax, or $4,725,000 after tax, for the year ended December 31, 1998. Interest expense and commitment fees were calculated assuming the $100,000,000 of assumed debt had been outstanding for the entire period with an average interest rate of 7.7% based upon LIBOR plus 1.5% and commitment fees of 0.35% on the unused portion of the facility.

     A 0.125% increase in the assumed interest rate on the revolving debt would increase interest expense by $94,000 ($55,000 after tax) for the nine months ended September 30, 1999 and by $125,000 ($73,000 after tax) for the year ended December 31, 1998.

     In addition, pro forma net income was adjusted to include additional corporate expenses of $5,220,000 and $7,196,000 before tax for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. These expenses in combination with the corporate expenses allocated for historical purposes ($6,030,000 and $7,804,000 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively), represent what management believes to be the reasonable corporate expenses of Teledyne Technologies had it operated as a separate stand alone company during the periods presented. We determined the additional corporate expenses for the periods presented by estimating the number, seniority and compensation levels of additional employees that would likely be required to fully carry out the finance, legal, tax, human resources, investor and public relations and other functions associated with being a stand alone public company. In addition, we included estimates of various corporate and related administrative expenses that can be expected to be incurred as a stand alone public company, such as board of directors fees and expenses and independent accounting and legal fees and expenses. In making these estimates, we also examined expenses historically incurred by ATI for these personnel and expenses.

NOTE 4.

     The average number of shares of Teledyne Technologies common stock used in the computation of basic net income per share was 27,481,371 and 28,107,241 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively, based on a distribution ratio of one share of Teledyne Technologies common stock for every seven shares of ATI common stock. The average number of shares of Teledyne Technologies common stock used in the computation of diluted net income per share was 27,506,953 and 28,133,879 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. A distribution ratio of one share of Teledyne Technologies common stock for every seven shares of ATI common stock was used to adjust the stock options. The actual stock option adjustment will be based upon the relation of the market price of ATI common stock prior to the spin-off to the market price of Teledyne Technologies after the spin-off and therefore cannot be determined at the present time.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     After a strategic review initiated in 1998, ATI concluded that certain of its aerospace and electronics businesses, which comprise our Company, would be able to grow faster and be a stronger competitor as a separate company. The operations included in Teledyne Technologies are a group of high technology businesses that have critical mass and shared core competencies, are strategically complementary and have the potential for profitable growth.


     Teledyne Technologies is a leading provider of sophisticated electronic and communication products, systems engineering solutions and information technology services, and aerospace engines and components. Our customers include aerospace prime contractors, general aviation companies, government agencies and major communications and other commercial companies. We serve high-value niche market segments where performance, precision and reliability are critical and where we are in several cases the leading supplier. Our businesses are interrelated by their use of advanced engineering and specialized technology to provide cost-effective and value-added solutions.

     We operate in three business segments: Electronics and Communications; Systems Engineering Solutions; and Aerospace Engines and Components. Our products include avionics systems that collect and communicate information for airlines and business aircraft systems; broadband communications subsystems for wireless and satellite systems; engineering and information technology services for space, defense and industrial customers; and engines for general aviation aircraft and for cruise missiles. Our segments' respective contributions to total sales for the nine months ended September 30, 1999 and for 1998, 1997 and 1996 are summarized in the following table:

                                                                    NINE MONTHS ENDED
            SEGMENT                     OPERATING COMPANIES         SEPTEMBER 30, 1999   1998   1997   1996
--------------------------------  --------------------------------  ------------------   ----   ----   ----
Electronics and Communications    Teledyne Electronic Technologies          43%           44%    45%    44%
Systems Engineering Solutions     Teledyne Brown Engineering                28%           29%    28%    30%
Aerospace Engines and Components  Teledyne Continental Motors
                                  Teledyne Cast Parts                       29%           27%    27%    26%
                                                                           ---           ---    ---    ---
                                                                           100%          100%   100%   100%

     Our historical financial information is not necessarily indicative of the results of operations, financial position or cash flows that would have occurred if we had been a separate, independent company during the periods presented, nor is it indicative of our future performance. The historical financial statements do not reflect any changes that may occur in our capitalization or results of operations as a result of, or after, the spin-off.

     On an historical basis, the capital for our businesses was provided by ATI's net investment in our businesses. In addition, no ATI debt was allocated to us. Accordingly, our historical financial statements reflect no interest income or interest expense. In connection with the spin-off, we will assume repayment obligations for $100.0 million under a five-year revolving credit facility initially established by ATI.

     Our historical financial statements also do not fully reflect the corporate costs and expenses we expect to incur in connection with our being an independent public company. These financial statements reflect a $6.0 million allocation of part of ATI corporate expenses for the nine months ended September 30, 1999, and allocations of $7.8 million, $7.6 million and $7.2 million for 1998, 1997 and 1996, respectively. We do not believe that these recorded amounts are indicative of what our actual corpo-rate expenses will be in the future. We expect that our actual corporate expenses will be approximately $15.0 million annually, significantly greater than those reflected in our historical financial statements, as we add significant managerial and other resources to complete the infrastructure and systems necessary for us to operate as an independent public company.

     Assuming the spin-off had occurred on January 1, 1998 and that the applicable interest rate under our credit facility was 7.7% and our commitment fees were 0.35% on the unused portion of the facility throughout all periods, we would have incurred interest expense of $6.0 million during the nine months ended September 30, 1999 and $8.1 million during 1998. If annual corporate expenses were approximately $15 million incurred ratably over the year, our net income would have been $29.2 million and $39.8 million during the 1999 nine-month period and 1998, respectively.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     Our sales were $603.0 million in the first nine months of 1999, compared to $588.7 million in the same 1998 period. International sales represented approximately 18% and 22% of our sales in the 1999 and 1998 nine-month periods, respectively. Sales under contracts with the U.S. Government, which included contracts with the Department of Defense, represented approximately 43% and 39% of our total sales in the nine months ended September 30, 1999 and 1998, respectively.


     For the 1999 nine-month period, operating profit decreased 4% to $66.4 million from the 1998 period. Product recall costs at Teledyne Continental Motors and a continuing slow economic recovery in some of our Asian markets negatively impacted our performance.



     Net income for the 1999 nine-month period was $35.8 million, a decrease of 5.2% from the corresponding period of 1998. Net income for the 1999 nine-month period was positively impacted by net pension income of $2.8 million. For the 1998 nine-month period, net income was also positively impacted by net pension income of $0.8 million, as well as income of $0.4 million recognized as a result of favorable changes in our environmental obligations.


     Assuming that the spin-off had been completed as of January 1, 1998 and that the applicable interest rate under our credit facility was 7.7% and our commitment fees were 0.35% on the unused portion of the facility throughout all periods, our pro forma interest expense would have been approximately $6.0 million, our pro forma corporate expenses would have been approximately $11.3 million and our pro forma net income would have been approximately $29.2 million in the 1999 nine-month period. See "Our Unaudited Pro Forma Consolidated Financial Information."

     Sales and operating profit for our three segments for the nine months ended September 30, 1999 and 1998 are presented separately below and in Note 3 of the Notes to Interim Combined Financial Statements.

                                                    NINE MONTHS                     NINE MONTHS
                                                       ENDED                           ENDED
                                                 SEPTEMBER 30, 1999   % CHANGE   SEPTEMBER 30, 1998
ELECTRONICS AND COMMUNICATIONS                   ------------------   --------   ------------------
            (DOLLARS IN THOUSANDS)
                  (UNAUDITED)
Sales..........................................       $258,710           (1)%         $261,950
Operating profit...............................       $ 31,277           (5)%         $ 33,081
Operating profit as a percentage of sales......           12.1%                           12.6%
International sales as a percentage of sales...           17.7%                           21.7%
Government sales as a percentage of sales......           29.4%                           31.6%

     Sales of our Electronics and Communications segment decreased 1% and operating profit decreased 5% in the nine months ended September 30, 1999 compared to the 1998 nine-month period. Sales decreased in the 1999 nine-month period primarily due to a $1.6 million decrease in sales of electronic contract manufacturing services and a $5.8 million decrease in sales of precision electronic devices, which was partially offset by a $4.1 million increase in sales of data acquisition and communication products. Operating profits for the period were also adversely affected by the reduced sales and were further affected by an additional $670,000 in costs related to a workforce reduction of 90 employees of Teledyne Electronic Technologies.

                                                     NINE MONTHS                       NINE MONTHS
                                                        ENDED                             ENDED
                                                  SEPTEMBER 30, 1999    % CHANGE    SEPTEMBER 30, 1998
SYSTEMS ENGINEERING SOLUTIONS                     ------------------    --------    ------------------
             (DOLLARS IN THOUSANDS)
                  (UNAUDITED)
Sales...........................................       $166,535             1%           $165,465
Operating profit................................       $ 13,308            (6)%          $ 14,227
Operating profit as a percentage of sales.......            8.0%                              8.6%
International sales as a percentage of sales....           13.1%                             22.6%
Government sales as a percentage of sales.......           82.4%                             70.6%

     Sales of our Systems Engineering Solutions segment increased 1% and operating profit decreased 6% in the nine months ended September 30, 1999 compared to the 1998 nine-month period. For the 1999 nine-month period, sales and operating profit included increases in defense energy systems and environmental programs of $12.6 million and $3.4 million, respectively and lower sales and operating profit in marine instrumentation products of $16.1 million and $4.1 million, respectively. The decrease in sales and operating profit for marine instrumentation products was attributable, in large part, to adverse conditions in the oil industry. Sales in space programs increased by $3.8 million, while operating profit decreased by $474,000, due to a development program for aircraft loaders.

                                                     NINE MONTHS                       NINE MONTHS
                                                        ENDED                             ENDED
                                                  SEPTEMBER 30, 1999    % CHANGE    SEPTEMBER 30, 1998
AEROSPACE ENGINES AND COMPONENTS                  ------------------    --------    ------------------
             (DOLLARS IN THOUSANDS)
                  (UNAUDITED)
Sales...........................................       $177,733            10%           $161,275
Operating profit................................       $ 21,777            (1)%          $ 22,092
Operating profit as a percentage of sales.......           12.3%                             13.7%
International sales as a percentage of sales....           23.4%                             22.0%
Government sales as a percentage of sales.......           26.5%                             20.0%

     Sales of our Aerospace Engines and Components increased 10% and operating profit decreased 1% in the nine months ended September 30, 1999 compared to the 1998 nine-month period. While sales improved in the 1999 nine-month period, sales and operating profit at Teledyne Continental Motors were negatively impacted by a recall of piston engines produced in 1998. Efforts associated with the recall resulted in a $3.0 million charge and impacted sales during the period. The decline in operating profit for this period was due in part to the recall charge as well as to a decline in operating profit at Teledyne Cast Parts. Operating results for Teledyne Continental Motors' turbine engines increased during the period.

COMPARISON OF ANNUAL PERIOD RESULTS

     Our sales were $780.4 million in 1998, compared to $756.6 million in 1997 and $716.4 million in 1996. International sales represented approximately 22%, 21% and 23% of our sales for 1998, 1997 and 1996, respectively. Sales under contracts with the U.S. Government, which included contracts with the Department of Defense, were approximately 40%, 40% and 44% of our total sales for 1998, 1997 and 1996, respectively. Defense sales represented approximately 27%, 26% and 27% of our total sales for 1998, 1997 and 1996, respectively.


     In 1998, our operating profit was $89.2 million, compared to $74.9 million in 1997 and $75.2 million in 1996.



     Net income for 1998 was $48.7 million, compared to $41.6 million in 1997 and $40.7 million in 1996. In 1998, 1997 and 1996, last-in, first-out inventory liquidations increased net income by $0.3 million, $2.2 million and $2.5 million, respectively. Net income for 1998 and 1996 was also positively impacted by net pension income of $1.0 million and $0.6 million, respectively, and favorable negotiations relating to environmental remediation costs that caused recognition of income of $0.3 million and $0.4 million, respectively. In 1997, net income was negatively impacted by net pension expense of $0.4 million and expenses of $0.5 million related to changes in environmental obligations.


     Assuming that the spin-off had been completed as of January 1, 1998 and that the applicable interest rate under our credit facility was 7.7% and our commitment fees were 0.35% on the unused portion of the facility throughout all periods, our pro forma interest expense would have been approximately $8.1 million, our pro forma corporate expenses would have been approximately $15.0 million and our pro forma net income would have been approximately $39.8 million in 1998. See "Our Unaudited Pro Forma Consolidated Financial Information."

     Sales and operating profit for our three segments are presented separately below and in Note 11 of Notes to Combined Financial Statements.

                                            1998      % CHANGE      1997      % CHANGE      1996
ELECTRONICS AND COMMUNICATIONS            --------    --------    --------    --------    --------
         (DOLLARS IN THOUSANDS)
Sales...................................  $342,110        1%      $340,034        8%      $313,488
Operating profit........................  $ 42,620       16%      $ 36,787       (3)%     $ 37,907
Operating profit as a percentage of
  sales.................................      12.5%                   10.8%                   12.1%
International sales as a percentage of
  sales.................................      22.2%                   23.0%                   26.9%
Government sales as a percentage of
  sales.................................      29.9%                   30.2%                   36.6%


     1998 Compared to 1997. Sales of our Electronics and Communications segment increased 1% and operating profit increased 16% in 1998 compared to 1997. For this period, improvements in sales and operating profit for the segment were due primarily to increases in sales and operating profit of our data acquisition and communications products, which increased by $9.8 million and $11.8 million, respectively. These increases were attributable to expanded demand by commercial airlines as well as business and consumer aircraft. Improved sales and operating profit for electronic contract manufacturing services of $7.4 million and $2.6 million, respectively, reflected a continued strength in this market. These improvements offset declines in sales and operating profit with respect to precision electronic devices during the period, which decreased by $15.8 and $9.4 million, respectively, due to continuing economic difficulties in Asia and the continued weakness in the semiconductor equipment market. Results for the 1998 period included a loss of $1.4 million associated with the contract development of a low-level windshear alert system, which was terminated in 1998.


     1997 Compared to 1996. Sales of our Electronics and Communications segment increased 8% and operating profit decreased 3% in 1997 compared to 1996. The increase in sales during this period was primarily due to sales of our data acquisition and communications products, precision electronic devices and electronic contract manufacturing services, which increased by $9.4 million, $8.8 million and $8.3 million, respectively. Nonrecurring expenses, consisting primarily of research and development-related expenses for electronic components for aircraft, resulted in a decline in operating profit of $8.3 million for Teledyne Controls' data acquisition and communication products. Results for 1997 included a loss of $0.5 million associated with the contract development of a low-level windshear alert system.



                                            1998      % CHANGE      1997      % CHANGE      1996
SYSTEMS ENGINEERING SOLUTIONS             --------    --------    --------    --------    --------
         (DOLLARS IN THOUSANDS)
Sales...................................  $223,185        6%      $210,375       (3)%     $216,090
Operating profit........................  $ 20,543       57%      $ 13,117      (34)%     $ 19,880
Operating profit as a percentage of
  sales.................................       9.2%                    6.2%                    9.2%
International sales as a percentage of
  sales.................................      21.8%                   17.4%                   16.3%
Government sales as a percentage of
  sales.................................      71.3%                   75.1%                   78.4%


     1998 Compared to 1997. Sales of our Systems Engineering Solutions segment increased 6% and operating profit increased 57% in 1998 compared to 1997. The improvement in sales and operating profit was principally due to the increased sales and operating profit of $18.6 million and $5.2 million, respectively, of our marine instrumentation products due to favorable conditions in the oil industry, as well as our participation in defense programs, primarily ballistic missile defense activities. Aerospace program sales decreased by $6.9 million in 1998 as a result of the winding down of our NASA payload integration contract, but operating profit for aerospace programs increased by $800,000 due to increased deliveries of international aerospace hardware.

     1997 Compared to 1996. Sales of our Systems Engineering Solutions segment decreased by 3% and operating profit decreased 34% in 1997 compared to 1996. Operating results declined in 1997 due to lower shipments and funding levels on defense and NASA contracts and costs totaling $2.4 million, consisting primarily of charges related to asset impairments for discontinued businesses.

                                           1998      % CHANGE      1997      % CHANGE      1996
   AEROSPACE ENGINES AND COMPONENTS      --------    --------    --------    --------    --------
        (DOLLARS IN THOUSANDS)
Sales..................................  $215,098       4%       $206,192       10%      $186,822
Operating profit.......................  $ 26,072       4%       $ 24,950       43%      $ 17,444
Operating profit as a percentage of
  sales................................      12.1%                   12.1%                    9.3%
International sales as a percentage of
  sales................................      22.5%                   21.5%                   23.9%
Government sales as a percentage of
  sales................................      21.8%                   20.7%                   17.4%

     1998 Compared to 1997. Sales of our Aerospace Engines and Components segment increased 4% and operating profit increased 4% in 1998 compared to 1997. These sales and operating profit increases were due principally to a $10.6 million increase in sales and a $4.7 million increase in operating profit for new piston engine and turbine engine programs. These increases offset higher costs associated with manufacturing plant reconfiguration and the development of new products, including new digital electronic piston engine controls and a NASA-sponsored new piston engine program, as well as sales decreases of $1.7 million and a decrease in operating profit of $3.6 million as a result of production inefficiencies and delays in shipments experienced by our Teledyne Cast Parts operations.

     1997 Compared to 1996. Sales of our Aerospace Engines and Components segment increased 10% and operating profit increased

43% in 1997 compared to 1996. Improvements in sales and operating profit were principally due to turbine engine programs, which had sales increases of $5.1 million and operating profit increases of $2.4 million during the period. These increases were partially offset by the termination of a program in the third quarter of 1997. A decline in sales of rebuilt engines and aftermarket new engines resulted in a decrease of $4.6 million in sales for piston engines. Sales and operating profit in this segment benefited, however, from increased orders for airframe and engine cast parts, which resulted in increases of $18.8 million in sales and $5.1 million in operating profit. These increases were attributable to the increased production of commercial aircraft and increased tooling sales associated with the JASSM cruise missile program. Results for the 1997 and 1996 periods included a loss of $1.1 million and $1.9 million, respectively, associated with a joint contract to develop a hybrid electric and turbine powered vehicle that was terminated in 1997.


FINANCIAL CONDITION AND LIQUIDITY

     Our principal capital requirements are to fund working capital needs and capital expenditures and to meet required debt payments. We anticipate that our operating cash flow, together with available borrowings under our credit facility described below, will be sufficient to meet our working capital requirements, capital expenditure requirements and interest service requirements on our debt obligations. Assuming that the transactions contemplated by the spin-off had been consummated on September 30, 1999, our pro forma long-term debt and stockholders' equity at September 30, 1999 would have been approximately $100.0 million and $13.1 million, respectively. Our pro forma interest expense would have been approximately $6.0 million for the nine months ended September 30, 1999 and approximately $8.1 million in 1998 had the spin-off occurred as of the beginning of 1998. See "Our Unaudited Pro Forma Consolidated Financial Information."

     For the nine months ended September 30, 1999 and 1998, cash generated from operations amounted to $31.6 million and $45.2 million. This decrease resulted from reduced income of $2.0 million, increased working capital of $16.0 million, and decreased long-term liabilities of $4.4 million, and was partially offset by an increase in depreciation and amortization and deferred taxes of $8.8 million. Cash generated from operations totaled $67.1 million, $72.9 million and $44.9 million in 1998, 1997 and 1996, respectively.

     Working capital increased to $93.1 million at September 30, 1999, compared to $78.6 million at December 31, 1998. The current ratio was 1.9 at September 30, 1999, compared to 1.8 at December 31, 1998. The increase in working capital was primarily due to the increase in accounts receivable and current deferred tax asset balances partially offset by an increase in the accounts payable balance.

     In connection with the spin-off, we will assume repayment obligations for $100.0 million under a five-year revolving credit facility initially established by ATI. As a result of the spin-off, we will have $100.0 million of borrowing availability remaining under the credit facility. Borrowings under the credit facility will bear interest at variable rates at, or at margins above, prevailing prime or Eurodollar rates (or, in certain circumstances, the prevailing federal funds rate) and will depend on the ratio of our consolidated total indebtedness to consolidated total capitalization from time to time. The credit facility will require us to comply with various financial covenants and restrictions, including covenants and restrictions relating to indebtedness, liens, investments, dividend payments, consolidated net worth, interest coverage and the relationship of our total consolidated indebtedness to our earnings before interest, taxes, depreciation and amortization. The credit agreement will prohibit us from declaring dividends or making other specified payments in amounts exceeding 25% of our cumulative net income after the effective date of the credit agreement. The stock of our wholly owned subsidiary, Teledyne Brown Engineering, Inc., will be pledged to the lenders under the credit agreement as collateral to secure our obligations under the credit agreement until our required public offering is completed.

     Capital expenditures for 1999 are expected to approximate $25.0 million, of which $16.1 million were spent during the first nine months of 1999.

     In connection with the spin-off, we will establish a new defined benefit pension plan and assume the existing pension obligations for all of our employees, both active and inactive, at our operations which perform government contract work and for our active employees at our operations which do not perform government contract work. ATI will transfer sufficient pension assets to fund our new defined benefit pension plan such that at the time of the transfer, pension assets will exceed pension obligations by approximately $50.0 million. As a result, we anticipate that we will not have to make contributions to the pension plan for the foreseeable future. Additionally, in accordance with Internal Revenue Code regulations, we would be able to recover from the excess pension assets amounts paid for retiree medical expenses.

     We currently anticipate that no cash dividends will be paid on Teledyne Technologies common stock in order to conserve cash for use in our business, including possible future acquisitions. Our Board of Directors will periodically re-evaluate this dividend policy taking into account operating results, capital needs and other factors.

     In connection with the spin-off, ATI received a tax ruling from the IRS stating in principle that the spin-off will be tax-free to ATI and to ATI's stockholders. The continuing validity of the IRS tax ruling is subject to certain factual representations and assumptions, including our completion of the required public offering of our common stock within one year following the spin-off and use of the anticipated gross proceeds of approximately $125 million (less associated costs) for research and development and related capital projects, for the further development of our manufacturing capabilities and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement, we have also agreed with ATI to undertake such a public offering.

     The Tax Sharing and Indemnification Agreement between ATI and Teledyne Technologies provides that we will indemnify ATI and its agents or representatives for taxes imposed on, and other amounts paid by, them or ATI's stockholders if we take actions or fail to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If any of the taxes or other amounts described above were to become payable by us, the payment could have a material adverse effect on our financial condition, results of operations and cash flow and could exceed our net worth by a substantial amount.

ACCOUNTING PRONOUNCEMENTS

     FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of FASB Statement No. 133 was issued. This statement delays the effective date of Statement No. 133 to all fiscal quarters beginning after June 15, 2000. We are presently evaluating the effect of adopting these statements.

OTHER MATTERS

     INCOME TAXES

     Our effective income tax rate was 41.3%, 39.4% and 41.8% in 1998, 1997 and 1996, respectively. We have determined, based on our history of operating earnings, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred income tax assets at December 31, 1998 will be realized.

     COSTS AND PRICING

     Inflationary trends in recent years have been moderate. We primarily use the last-in, first-out method of inventory accounting that reflects current costs in the costs of products sold. We consider these costs, the increasing costs of equipment and other costs in establishing sales pricing policies. We emphasize cost containment in all aspects of our business.

     IMPACT OF THE EURO CONVERSION

     In 1998, ATI initiated an internal analysis to determine the effects of the January 1, 1999 conversion and related transition by 11 member states of the European Union to a common currency, the "euro." The United Kingdom, where all of our European operations are located, is not currently a participating country. We do not expect the euro conversion to have a material impact on our results of operation or financial condition. Like other companies with European sales and operations, we anticipate that we will face wage and product pricing transparency issues in participating countries; however, we do not expect the resolution of these issues to have a material adverse effect on us. Additionally, while we expect to encounter some technical challenges to adapt information technology and other systems to accommodate euro-denominated transactions, we do not anticipate associated costs to be material. Our computer software and hardware at our European operations have been modified and replaced due to evolving business needs and continuing technological advances.

     We believe that the euro conversion will not have a material adverse effect on our foreign currency activities described below.

     HEDGING

     We use derivative financial instruments from time to time to hedge ordinary business risks regarding foreign currencies on product sales.

     Foreign currency exchange contracts are used to limit transactional exposure to changes in currency exchange rates. We sometimes purchase foreign currency forward contracts that permit us to sell specified amounts of foreign currencies expected to be received from our export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts, which are not financially material, are designated as hedges of export sales transactions in which settlement will occur in future periods and which otherwise would expose us, on the basis of its aggregate net cash flows in respective currencies, to foreign currency risk.

     We believe that adequate controls are in place to monitor these hedging activities, which are not financially material. However, many factors, including those beyond our control such as changes in domestic and foreign political and economic conditions, as well as the magnitude and timing of interest rate changes, could adversely affect these activities.

     ENVIRONMENTAL

     We are subject to various federal, state, local and international environmental laws and regulations which require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. This includes sites at which we have been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. We are currently involved in the investigation and remediation of a number of sites. Our reserves for environmental investigation and remediation totaled approximately $1.3 million at September 30, 1999. As investigation and remediation of these sites proceed and we receive new information, we expect that we will adjust our accruals to reflect new information. Based on current information, we do not believe that future environmental costs, in excess of those already accrued, will materially and adversely affect our financial condition or liquidity. However, resolution of one or more of our environmental matters or future accrual adjustments in any one reporting period could have a material adverse effect on our results of operations for that period.

     With respect to proceeding brought under the federal Superfund laws, or similar state statutes, we have been identified as a potentially responsible party at approximately 17 such sites, excluding those sites at which we believe we have no future liability. Our involvement is very limited or de minimis at approximately 10 of these sites, and the potential loss exposure with respect to any of the remaining seven sites is not considered to be material.

     For additional discussion of environmental matters, see Notes 2 and 12 to our Notes to Combined Financial Statements and "Risk Factors."

     GOVERNMENT CONTRACTS

     We perform work on a number of contracts with the Department of Defense and other agencies and departments of the U.S. Government. Sales under contracts with the U.S. Government, which included contracts with the Department of Defense, were approximately 40%, 40% and 44% of our total sales for 1998, 1997 and 1996, respectively. A breakdown of sales to the U.S. Government by segment appears in Note 11 to Notes to Combined Financial Statements. Defense sales represented approximately 27%, 26% and 27% of our total sales for 1998, 1997 and 1996, respectively.

     Performance under government contracts has certain inherent risks that could have a material adverse effect on our business, results of operations and financial condition. Government contracts are conditioned upon the continuing availability of Congressional appropriations, which usually occurs on a fiscal year basis even though contract performance may take more than one year. The U.S. defense budget has been declining since the mid-1980's, resulting in some delays in new program starts, program stretch-outs and program cancellations. Future levels of defense spending cannot be predicted.

     Of our U.S. Government contracts, 69%, 56% and 43% were fixed price-type contracts for the years 1998, 1997 and 1996, respectively. Fixed price-type contracts have the inherent risk that actual performance cost may exceed the fixed contract price. This is particularly true where the contract was awarded and the price finalized in advance of completion of design (which may result in unforeseen technological difficulties and/or cost overruns). We believe that the U.S. Government is increasingly requesting proposals for fixed price-type contracts.

     For additional discussion of government contract matters, see Note 12 to our Notes to Combined Financial Statements, Note 4 to our Notes to Interim Combined Financial Statements (Unaudited) and "Risk Factors."

     YEAR 2000 READINESS DISCLOSURE

     Year 2000 Task Forces. Over the past several years, ATI has put in place management task forces at its operating companies, including companies in ATI's Aerospace and Electronics segment, to identify whether its computer systems, which include business computers, mill equipment and process control computers and other devices using microprocessors, as well as telecommunication and payroll and employee benefit processing systems, would function properly with respect to dates in the Year 2000 and thereafter. These task forces have reported to ATI's Executive Resource Information Committee, a senior management committee of ATI charged with reviewing and establishing priorities for information technology-related matters, including Year 2000 issues, and which reports to the Audit and Finance Committee of ATI's Board of Directors. Through these efforts, Year 2000 identification, solution development, testing and implementation initiatives, and contingency planning initiatives have proceeded at Teledyne Technologies.

     Targeted Completion of Internal Solutions. In part as a result of ATI's Year 2000 initiatives, but mostly due to evolving business needs and continuing technological advancements, we have been modifying and replacing portions of our computer software and hardware systems. We estimate, based on dollars expended, that installation of solutions to identified Year 2000 issues relating to our information technology systems is nearly 100% complete. We estimate that based on dollars expended nearly 100% of solutions have been implemented for our non-information technology systems. We believe that a substantial portion of our internal solutions relating to Year 2000 functionality of our computer systems have been completed and implemented. Confirmatory testing of implemented solutions is ongoing.

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

     Other Year 2000 Areas of Focus. We have provided many customers and suppliers who we believe to be material to our business with Year 2000 questionnaires. None of the responding customers and suppliers has identified for us any material Year 2000 issues. Efforts continue to be made to identify and resolve other customer- and supplier-based Year 2000 issues that could affect us and our operating and support systems. We believe that we have identified substantially all material customer- and supplier-based Year 2000 issues. Efforts also continue to be made to identify whether products we have produced and sold have Year 2000 issues. Various of our electronic products contain embedded microprocessors. We believe that we have identified substantially all products that have Year 2000 issues, primarily a limited number of products of Teledyne Electronic Technologies and Teledyne Brown Engineering, and we are working to resolve such issues. We believe that there are no significant product-related Year 2000 issues. Neither Teledyne Technologies nor ATI have conducted any extensive review of products manufactured and sold by discontinued businesses or businesses that they have sold.

     Year 2000 Expenditures. Excluding expenditures necessitated by ordinary business needs and continuing technological advancements in the computer industry, we spent approximately $2.0 million in 1998 and we anticipate spending another estimated $1.3 million in 1999 to address Year 2000 issues, of which over $1.0 million were spent during the first nine months of 1999. These expenditures do not include expenditures that may be required to address Year 2000 issues associated with some products. Substantially all costs related to our Year 2000 initiatives are expensed as incurred and funded through operating cash flows. Although we currently do not have any plans for additional expenditures, additional amounts may be spent in later years.

     Overall Assessment; Worst Case Scenario. Based upon internal assessments, formal communications with suppliers and customers with which we exchange electronic data, and work completed to date, we believe that Year 2000 issues should not pose significant operational problems or have a material impact on our business, results of operations, financial condition, or cash flow. A failure of third party vendors or customers to be Year 2000 ready, however, could adversely affect these beliefs and is not quantifiable at the present time. Such failure could have a material adverse effect on our business, results of operations, financial condition, or cash flow in a given period, but probably not over the long-term. The most reasonably likely worst case scenario of our failure (or the failure of our suppliers or customers) to resolve Year 2000 problems would be a temporary slowdown or cessation of manufacturing operations at one or more of our facilities and our temporary inability to timely process orders and to deliver finished products to customers. Delays in meeting customers' orders would affect the timing of billings to and payments received from customers with respect to orders and could result in other liabilities. Customers' Year 2000 problems could also delay the timing of payments to us for orders.

     Contingency Plans. We have been working to establish contingency plans with respect to our critical business and operating systems should unplanned situations arise on or after January 1, 2000, and expect such contingency plans to be in place prior to December 31, 1999. Most of our current contingency plans contemplate the use of current personnel to make certain manual adjustments to systems or to perform various tasks manually. Vacations for information technology professionals and other relevant personnel are expected to be limited toward the end of December 1999 and the early part of 2000 in order to have employees on hand to assist in avoiding and responding to adverse scenarios. We are considering establishing additional inventories and back-up procedures in the event suppliers are unable to deliver raw materials and services in a timely manner.

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

     Factors that May Affect Year 2000 Estimates. While we have been conducting a comprehensive Year 2000 review of our computer systems and products, there may be Year 2000-related matters that have not been identified. Actual dollar amounts spent by us to address Year 2000 issues could materially differ from the estimates for a number of reasons, including:

     - changes in the availability or costs of personnel trained in this area;

     - changes made to our remediation plans;

     - the ability of our significant suppliers, customers and others with which we conduct business, including governmental agencies, to identify and resolve their own Year 2000 issues; or

     - identification of other Year 2000-related matters.

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

                                  OUR BUSINESS

OVERVIEW

     Teledyne Technologies provides sophisticated electronic and communication products, systems engineering solutions and information technology services, and aerospace engines and components. Our customers include aerospace prime contractors, general aviation companies, government agencies and major communications and other commercial companies. We serve high-value niche market segments where performance, precision and reliability are critical and where we are in several cases the leading supplier. Our businesses are interrelated by their use of advanced engineering and specialized technology to provide cost-effective and value-added solutions.

     Our products include avionics systems that collect and communicate information for airlines and business aircraft systems; broadband communications subsystems for wireless and satellite systems; engineering and information technology services for space, defense and industrial customers; and engines for general aviation aircraft and for cruise missiles.

     We have strong, established relationships with many of our customers which include:

- major commercial aerospace and electronics companies, and defense prime contractors;

- the U.S. Department of Defense;

- NASA;
- general aviation original equipment manufacturers and aftermarket suppliers and airlines; and

- other commercial customers in the communications, electronics, medical devices, and oil and gas industries.

     In 1998, approximately 60% of our total sales were to commercial customers with the balance to the U.S. Government:

Commercial customers:
Aerospace.....................   35%
  Electronics.................   16%
  Industrial..................    9%
                                ---
                                 60%
U.S. Government:
  Defense industry............   36%
  NASA........................    4%
                                ---
                                 40%

     Approximately 69% of our U.S. Government sales in 1998 were attributable to fixed price-type contracts, with the remaining 31% to cost plus fee-type contracts. International sales accounted for approximately 22% of our total sales in 1998.

     Our three business segments, their respective operating companies, and their contribution to our sales in 1998 are summarized in the following table.

                                                                     PERCENTAGE OF
            SEGMENT                     OPERATING COMPANIES           1998 SALES
--------------------------------  --------------------------------   -------------
Electronics and Communications    Teledyne Electronic Technologies        44%
Systems Engineering Solutions     Teledyne Brown Engineering              29%
Aerospace Engines and Components  Teledyne Continental Motors             27%
                                  Teledyne Cast Parts

OUR BUSINESS AND GROWTH STRATEGY

     Building upon our competitive strengths and technological capabilities, our goal is to become the leading provider of specialized products, systems engineering solutions and information services for a broad range of high technology applications. With our history of product innovation, advanced research and development and highly sophisticated engineering and manufacturing capabilities, we believe that we are well-positioned to take advantage of opportunities to expand our business by pursuing the following strategies.

FOCUS ON OPERATING DISCIPLINE AND MANUFACTURING EXCELLENCE

     Measuring and controlling manufacturing costs has become a core discipline of Teledyne Technologies, and we are committed to a continuous improvement philosophy. Most of our key manufacturing operations are ISO 9000 certified, and meet the rigid military specification qualifications necessary in our markets, where required. We have adopted a comprehensive program of manufacturing excellence initiatives which focus on lean manufacturing cells, cost reduction programs and product redesign in order to minimize manufacturing costs and maximize product quality. We have also developed manufacturing technologies and rapid prototyping capabilities that in many cases have become the standards in their industries.

     Our efforts are intended to create additional cost reductions and increased efficiencies in management of our working capital. Our increasing emphasis on cost reduction programs yielded savings of $7.7 million in 1997 and $22.1 million in 1998. Through active management of our working capital, working capital as a percentage of sales decreased from 15% for 1996 to 10% for 1998. We believe that our financial discipline will enable us to maintain our competitive posture while continuing to provide leading edge products and services.

LEVERAGE NICHE MARKET LEADERSHIP AND TECHNICAL EXPERTISE TO INCREASE MARKET PENETRATION

     We serve high-value niche market segments where performance, precision and reliability are critical and where we are in several cases the leading supplier. These market segments exist within very large, highly fragmented markets for electronic and communications equipment and devices, engineering and information systems and services, and aviation and aerospace components.

     We have a reputation for solving complex manufacturing and systems problems, and have sophisticated software, simulation and modeling capabilities. For example, Teledyne Technologies is recognized as a leader in the development of real-time simulations for weapons systems testing and training. These capabilities have led to our selection to play a key role in the U.S. Ballistic Missile Defense Organization's National Missile Defense program.

     The collective expertise and training of our employees foster a culture of innovation and a technology-driven focus. Out of a total workforce of approximately 5,800, approximately 1,400 individuals have engineering, physics, mathematics and computer science degrees. Our employees have developed over 700 patents.

     We believe that as several of the markets we serve experience consolidation, customers have tended to become increasingly dependent on technologically-sophisticated specialized suppliers, such as ourselves, to provide a more competitive range of products and services. With our history of product innovation, advanced research and development and highly sophisticated engineering and manufacturing capabilities, we believe that we are well-positioned to take advantage of opportunities to expand our niche market leadership positions to provide leading products and services in related markets.

ACCELERATE INTRODUCTION OF INNOVATIVE HIGH-MARGIN PRODUCTS AND SERVICES

     We have a well-established history of developing innovative products and services to meet the exacting specifications of our customers' performance-critical applications.

     For example, building on our history as the manufacturer of the engine for the first turbine-powered cruise missile, we have developed advanced versions leading to our sole-source position with respect to each of two new U.S. cruise missile programs.

     We are also a leading supplier of traveling wave tubes for military applications. We have adapted this product to create our microwave power amplifiers, which were the first to permit operation in multiple frequency bands for mobile satellite news gathering systems. We are extending our position in power amplifiers by developing and producing amplifiers for the emerging higher-frequency Ka band market for broadband wireless and satellite communications systems. New products that we are currently introducing for the emerging broadband communications market include high frequency relays for wireless and satellite systems, high data rate networks and high speed digital semiconductor test equipment.

     As an independent company we intend to increase our spending on research and development to accelerate the introduction of new products and services.

CAPITALIZE ON SYNERGIES TO ENTER NEW MARKETS

     Our businesses are interrelated by their use of advanced engineering and specialized technology to provide cost-effective and value-added solutions. We believe that by better utilizing our extensive base of technical expertise that extends across our operating units, we will be able to provide superior products and services and to reduce product development and manufacturing costs.

     For example, we have benefited from our commercial aviation electronics experience in the development of new electronic controls for general aviation piston engines. We plan to use the expertise of Teledyne Electronic Technologies to provide data acquisition and communications products to the general aviation aircraft market served by Teledyne Continental Motors. In addition, both Teledyne Electronic Technologies and Teledyne Brown Engineering provide data acquisition and communication products in their current markets. We believe that we can draw on these and other capabilities to access additional markets for our products and services.

ENHANCE AND STRENGTHEN CUSTOMER AND REGULATORY RELATIONSHIPS

     We are a long-term supplier to several government agencies and major manufacturers and integrators of systems and services. Our close relationships are a key competitive advantage. We are often integrally involved early in our customers' product development efforts. Our knowledge of customers' requirements enables us to more rapidly develop products and services ideally suited to meet those needs. This close relationship with our customers has led to a significant amount of repeat business. We plan to capitalize on our strong relationships to secure additional contracts as prime contractors expand their outsourcing initiatives.

     Government certification of products and facilities is required to participate in many of the markets we serve. We have extensive experience and established working relationships with the various federal regulatory agencies that certify our products. For example, we work proactively with the Federal Aviation Administration in the continuous certification processes applicable to our commercial aviation electronics and communications products, and general aviation engines. We are also regularly engaged in consultations with the FAA regarding new technologies and the development of new or changing standards applicable to our products and markets. In addition, we are able to serve the specialized needs of our customers with medical devices, such as pacemaker and defibrillator providers, by maintaining the registration of our medical electronics contract manufacturing facilities with the Federal Food and Drug Administration.

EXPAND VALUE-ADDED INFORMATION SERVICES

     We believe that our extensive customer base has growing requirements for information services and that we have the capabilities to meet these needs. For example, our flight data acquisition systems have been purchased worldwide by over 200 airline customers. These customers are increasingly committed to obtaining additional operational and maintenance information to improve safety and increase efficiency. We are developing systems that will automatically transfer flight data to an airline's operations center soon after its aircraft lands. These systems are designed to translate data into useable reports and distribute the reports and raw data through the Internet.

     We believe that our extensive technical, engineering and manufacturing capabilities will enable us to expand the development and sale of additional value-added engineering and information services.

PURSUE SELECTED ACQUISITIONS AND
STRATEGIC ALLIANCES

     We operate in many large, highly fragmented markets that provide opportunities for growth through complementary acquisitions. The basic criteria will be whether the particular acquisition:

- has strategic value

- achieves our financial return criteria

- enhances our ability to achieve a market leadership position

- provides the opportunity to grow profitability

     Specifically, we expect to target acquisitions that permit:

- a broader product offering

- entry into new markets

- access to product innovation and unique product design capabilities

- access to new manufacturing processes

- access to off-shore suppliers and increased procurement leverage

- new distribution channels

OUR BUSINESS SEGMENTS

ELECTRONICS AND COMMUNICATIONS SEGMENT

     Teledyne Electronic Technologies applies proprietary technology, advanced software and hardware design skills and manufacturing capabilities in three areas: Data Acquisition and Communications Products; Precision Electronic Devices; and Electronic Contract Manufacturing Services.

Data Acquisition and Communications Products

     We are a leading supplier of systems and software for data acquisition and communications applications in commercial aviation, as well as critical components and subsystems for wireless and satellite communications terminals. We are focused on expanding our technology base to support the emerging needs for high data rate broadband communications technology.

     We also supply a range of specialized components, subsystems and equipment to domestic and international government aviation and aerospace customers. We participate in the markets for data acquisition and communications equipment and services for both air transport (including commercial passenger aircraft) and business and commuter aircraft.

     Air Transport Products. Our aircraft information management solutions are designed to increase the safety and efficiency of airline transportation throughout the world. With over 200 commercial airline customers, we are a leading supplier of digital flight data acquisition systems for the commercial airline industry. We have provided these systems for our airline customers for over one-half of Boeing aircraft currently in production. We were recently selected by Airbus Industrie's partner, DaimlerChrysler Aerospace-Airbus, to provide our systems for certain of its aircraft customers. These systems acquire both mandatory data for use by the aircraft's flight data recorder, and record additional data for the airline's use, such as performance and engine condition monitoring.

     The markets for data acquisition and communication systems include both new and retrofitted aircraft. Boeing estimates that the operational air transport fleet will grow from a current fleet of 12,600 to 19,100 aircraft by 2008.

     Our newest digital flight data acquisition units have the most advanced features in the industry. These systems conform with the required expansion of data recording capabilities, which were mandated by the FAA in 1997. At that time, the FAA increased the number of mandatory parameters to be monitored from 17 (prior to the rule change) to 88 by the year 2002. Our flight data units also perform additional, non-mandatory aircraft and engine condition monitoring for use by airline customers.

     Business and Commuter Products. Communication capabilities for business and commuter aircraft are growing rapidly as these aircraft have begun to mirror air transport aircraft in data gathering and aircraft monitoring. We are one of the largest suppliers of air-to-ground telephony and facsimile and data transmission products to the growing business and commuter aircraft market.

     Bombardier Aerospace recently selected us to provide a suite of communications products for its new, ultra long-range Global Express business jet. These products include an air-to-ground telephone system and our TeleLink(TM) datalink system that link onboard avionics with ground service providers to facilitate air traffic management and flight operations.

     The business and commuter fleet is significantly larger than the air transport fleet, with approximately 27,000 aircraft currently operational. Forecast International, an industry consultant, projects that the business and commuter fleet will increase by approximately 40% during the next decade. We expect continued demand for these systems for both new installations and upgrades by business and commuter aircraft customers.

     Wireless Ground Link. In March 1999 we demonstrated a prototype of our new Wireless Ground Link that automates the transfer of in-flight data recorded by our data acquisition systems to an airline's operations center. Transmission of the data can occur anytime an aircraft is on the ground utilizing the existing digital wireless infrastructure. The raw data are then forwarded to the airline through the Internet, where they can be processed into useful formats by our Flight Data Replay and Analysis System. Such data can then be used by the airline in scheduling maintenance services and implementing safety procedures.

     Wireless and Satellite Communication Components. Our communications components and subsystems are used in satellite earth terminals, communications satellites, and base stations for Personal Communication Services (PCS) and wireless local loops. The technology that we apply to wireless and satellite communications originated in defense applications.

     We supply power amplifiers used in the L, C and Ku band satellite uplink transmitters. These products encompass both solid state monolithic microwave integrated circuits and high power helix traveling wave tubes. Applications include Very Small Aperture Terminals (VSATs) used for credit card verification, corporate networking, and mobile news gathering.

     The markets for both wireless and satellite systems are being driven by the growing need for high data rate (HDR) communications. In order to obtain sufficient bandwidth to support transmission of these data, wireless and satellite systems are moving to higher frequencies.

     We are extending our position in power amplifiers by developing and producing amplifiers for the emerging higher-frequency Ka band market for broadband wireless and satellite communications systems. According to Allied Business Intelligence and other independent market analysts, the market segment for high frequency solid state power amplifiers is projected to grow from approximately $47 million in 1999 to $118 million in 2003.

     We have developed a unique line of microwave filters that are manufactured with a patented injection molding technique. These metal-plated plastic filters are lighter in weight than competing metal filters, and can be used efficiently in the new lightweight microcell and picocell base stations for PCS systems. Our filters and our new VSAT transceivers have applications in wireless local loops, which are used to supply communications infrastructure in the developing world where the cost and time to deploy wireline communications can be excessive.

     Defense and Space Electronics. We are a leading supplier of high power traveling wave tubes for electronic warfare systems, radar systems, and military satellite communications systems for both domestic and international applications. Our tubes are used in airborne systems on many aircraft, including the B-52, B-1B, F-15 and E-A6B, and Global Hawk, and on surface systems, such as AEGIS ships. We believe that there will be a continuing demand for our tubes in both new and existing systems.

     We believe that the use of traveling wave tubes for radar applications will grow as these systems are upgraded with advanced capabilities that cannot be achieved with current transmitter technologies.

     We have also supplied thousands of microprocessor-controlled ejection seat sequencers for U.S. Air Force and U.S. Navy tactical aircraft, such as the F-16, F-18 and the new F-22 fighter.

Precision Electronic Devices

     We develop and manufacture microelectronic devices, high-performance relays, microelectromechanical systems (MEMS), high-density connectors and precision instruments that are engineered for demanding applications in the defense, commercial aerospace, medical, instrumentation and industrial markets where small size, high performance and reliability are of paramount importance. We also provide precision instruments to manufacturers in these industries.

     Microelectronic Devices. Our hybrid microcircuits are used in applications such as military (including F-18 and F-22 aircraft and the M1A2 tank), aerospace, medical and instrumentation systems. These compact and complex electronic building blocks combine multiple transistors and integrated circuits in multi-chip modules (MCMs). Our fiber optic transmitter and receiver modules are used for video distribution on the International Space Station.

     We have applied our MCM technology to the manufacture of life sustaining and life enhancing implantable medical devices, including cardiac pacemakers and defibrillators, neural stimulators and cochlear implant hearing aids. Newer products include biological signal sensors and ambulatory digital recorders for diagnosis and monitoring of epilepsy and sleep disorders. These products are distributed on a private label basis by our customers. Our medical manufacturing operations are FDA-registered, and like all of our electronics manufacturing facilities, are certified to ISO 9000.

     High-Performance Relays. Our Teledyne Relays miniature electromechanical relays are used where maintenance of signal fidelity is essential. Examples of applications include switching of high-speed digital and microwave signals in semiconductor and microwave test equipment, wireless systems and communications satellites. According to Venture Development, an industry consultant, the telecommunications and instrumentation relay market is approximately $870 million annually and is expected to grow at more than 5% per year.

     Growth in the transmission of broadband data via the Internet, increases in clock speeds of microprocessors, and the migration of wireless and satellite systems to higher frequency bands are all contributing to a need for switching devices that operate at higher frequencies. With the introduction of our new high-frequency relay in 1999, we more than tripled the range of frequencies that can be switched reliably and accurately by available technologies.

     Microelectromechanical Systems. We are leveraging our experience with precision electromechanical devices and microelectronics fabrication technology to develop new MEMS. The first product we are developing in this line is a microrelay based on an exclusively licensed patented electromagnetic actuation technique. The microrelay will be significantly smaller than current electromechanical relays, an important factor in modern, miniaturized electronic systems, and will provide us with access to a new market segment in which we do not currently compete. Venture Development estimates this market segment to be approximately $150 million.

     High-Density Connectors. We supply custom, low profile, surface mount connectors for applications in computer disk drives and consumer medical electronic devices. We have increased our development efforts for high-density microprocessor connectors, targeted for use in high-volume applications such as personal computers and workstations and personal communication systems handsets. Prismark Partners, an industry consultant, estimates that the market for this type of connector will grow from 100 million units per year in 1999 to 200 million by 2003, with the price of a typical connector expected to be approximately $6.

     Precision Instruments. We design and manufacture precision instruments for process applications in semiconductor and petrochemical manufacturing with a broad line of analyzers for oxygen and other gases, vacuum gauges, and mass flow meters and controllers. These instruments are sold under the Teledyne Analytical Instruments and Teledyne Hastings brand names.

Electronic Contract Manufacturing Services

     We operate turnkey manufacturing facilities in Tennessee, Mexico and Scotland for low-to-moderate volume, technically-sophisticated products, ranging from individual printed circuit board assemblies to complete electronic systems, used in the aerospace, medical and communications industries. We manufacture subsystems used in such diverse products as weapons release systems and medical magnetic resonance imaging systems. Our customers include major aerospace and electronics companies. Our production capabilities include through-hole, surface mount and multi-chip module assembly; and digital, analog, radio frequency and microwave testing.

     Our patented REGAL(R) rigid-flex technology combines rigid and flexible printed circuits into one assembly that eliminates board-to-board connectors, which results in improved reliability and packaging density. These rigid-flex circuit boards are used in military (such as the AMRAAM missiles, the Airborne Self Protection Jammer and the Apache Longbow Helicopter), commercial aerospace and medical applications. In late 1998 we added rapid prototyping capability for rigid-flex printed circuits to improve customer service.

     During 1998 we expanded our capacity for low-cost manufacturing in Mexico. Subject to prevailing labor conditions, we plan additional growth in Mexico and at our Scotland facility. According to Frost & Sullivan, an industry consultant, the market for military electronic contract manufacturing services was approximately $800 million in 1998 and is expected to grow at an 8% annual rate as major military systems companies increasingly focus more on integration of systems and rely on merchant suppliers for electronics manufacturing.

SYSTEMS ENGINEERING SOLUTIONS SEGMENT

     Teledyne Brown Engineering offers a wide range of engineering solutions and information services to government defense, aerospace and commercial customers. Our software solutions center on the following five areas:

- Aerospace Solutions

- Defense Solutions

- Information Services

- Environmental Solutions

- Enterprise Control and Energy Products

Aerospace Solutions

     We provide a broad range of highly sophisticated engineering solutions and services to U.S. space programs. U.S. Government budgeted expenditures in this market are approximately $10.3 billion in 1999.

     As the payload integration contractor for NASA's Marshall Space Flight Center, we have had major responsibilities in the numerous scientific missions of the Space Shuttle. This work has ranged from experiment planning, through designing and fabricating interface hardware, to manning the mission control center during flight operations.

     The centerpiece of our current space activities is the International Space Station. We are involved in both space-borne and ground-support hardware development and we participate in mission planning and operations. We have approximately 300 people working on International Space Station projects and realized sales associated with these projects of approximately $25 million in 1998. We expect to generate a similar level of revenue with respect to these projects in 1999.

     The development and integration of complex ground support equipment has long been one of

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

our specialties. Recognition of this is reflected in our selection by the U.S. Air Force to produce three prototype aircraft cargo loaders as a part of the Air Force's Next Generation Small Loader program.

Defense Solutions

     For over 45 years, we have played a key role in the development of U.S. defense systems. The Department of Defense has budgeted $4.04 billion in expenditures in 1999 for various missile defense programs, which are projected to grow at a modest rate for the next five years. The current projected 2000 budget for the National Missile Defense program is approximately $800 million and is projected to grow to $1.8 billion in 2002. During the last 10 years alone, our systems engineering solutions in defense technologies have averaged over 1,000,000 man-hours per year.

     In ballistic missile defense programs, we have provided solutions in systems engineering, integration, and testing; real-time distributed testing and training; radar and optical systems design; command center development; and intelligence studies and threat analysis. We provide battle simulation software as part of our role for the U.S. Ballistic Missile Defense Organization's National Missile Defense program.

     We also provide an array of engineering solutions related to combat systems technologies, including research and development test support, operational test and evaluation, systems survivability analysis, and body armor development.

Information Services

     One of our strongest capabilities is in information technology. The government sector of the information technology market is approximately $33.6 billion in 1999, and is expected to grow at an annual rate of between 4% and 10%. Approximately 30% of our contracts are in this sector.

     Our software products, most of which are certified to ISO 9001, are used for highly diverse applications, such as high-fidelity simulations, multi-media training, Internet website development, distributed real-time testing, and command and control centers.

     We have developed hundreds of simulation programs, including the Extended Air Defense Simulation, which is used by friendly governments worldwide and was combat-proven during Operation Desert Storm and more recent operations. We have recently upgraded the U.S. Army's land-combat model to include amphibious and tactical air operations.

     We are recognized as a leader in the development of real-time, vehicle-and weapons-integrated simulations for systems testing and training. Our Systems Exerciser is a simulation tool used to verify the inter-operational compatibility of geographically separated, complex defense systems. The Systems Exerciser "drives" actual weapons systems with a simulated environment including threats, weather and terrain, creating a robust virtual world in which real systems can operate and interact.

     We have been continuously involved in weapons signature management development efforts since 1989, with over 47 successful programs, of which 37 were sole source contracts. We are particularly well-known for systems that limit the detection of soldiers on the battlefield by radar or infrared sensors, as to which we hold several issued and pending patents. The Optical Signatures Code, which we developed and maintain, is the recognized standard in missile defense. We also developed the world's largest on-line database for optical signatures.

Environmental Solutions

     We utilize our systems engineering solutions to assist the U.S. Government in complying with terms of the Chemical Weapons Convention Treaty. This Treaty requires the United States to destroy all chemical weapons and materiel by 2007. As a 50% participant in a joint venture, we are developing alternative technologies to incineration for the destruction of stockpile chemical munitions. We are presently the only contractor operating in the non-stockpile chemical munitions sector. As the prime contractor for the U.S. Army's Non-Stockpile Chemical Materiel Demil-itarization program, we are designing, fabricating, integrating, and testing equipment to safely destroy small caches of chemical munitions and materiel located in over 30 states.

     We were recently selected by the Air Force to establish and operate a highly-specified analysis laboratory. This laboratory, used for performing nuclear forensic analysis of gas samples, has been operated for many years by military personnel at McClellan Air Force Base in California, and is now being transferred to contractor operation.

Enterprise Control and Energy Products

     Our systems engineering capabilities are applied to energy problems through a variety of services and products. Our OpenVector(TM) supervisory control and data acquisition systems are used for managing over half of the gas transportation pipelines in the United States, and we have recently added new international customers in South Korea, Hungary and Brazil. While most of our Open Vector(TM) software sales have been in the United States, additional significant market opportunities exist in the international arena as well as in new applications such as satellite control. Applications of OpenVector(TM) software are expanding into water/waste water control and general enterprise consolidated information management. Frost & Sullivan has estimated that the international market for commercial system control and data acquisition applications would be approximately $2.6 billion in 1998 and will grow at approximately 15% per year.

     We manufacture and sell low-power, continuously-operating electrical generators utilized in energy remote locations. We market our line of low-power radioisotope thermoelectric generators under the SENTINEL(TM) brand name. One of our units aboard the Pioneer spacecraft has exited the solar system, after flawlessly providing power for more than two decades. Our TELAN(TM) thermoelectric systems provide up to 90 watts of constant, reliable power at remote locations throughout the world. Our recently announced 2.5-kilowatt Minotaur(TM) engine-generator system runs on natural gas and is designed for long-term, continuous, low-maintenance operation for the oil and gas production industry, and to provide prime power for applications in emerging countries that lack sophisticated infrastructures.

AEROSPACE ENGINES AND COMPONENTS SEGMENT

     Our Aerospace Engines and Components segment, through Teledyne Continental Motors and Teledyne Cast Parts, focuses on the design, development and manufacture of piston engines, turbine engines, electronic engine controls, batteries and metal castings.

Piston Engines

     We design, develop and manufacture piston engines and ignition systems for major general aviation airframe manufacturers and provide spare parts and engine rebuilding services. We are one of two primary worldwide producers of piston engines and after-market service providers for the general aviation marketplace.

     Over 300,000 piston-powered aircraft have been produced since the inception of the general aviation industry. The active fleet of single and twin-engine aircraft is estimated to be 165,000, with approximately 200,000 engines currently in service. We estimate that our engines power approximately one half of the active fleet. The average age of this fleet is approximately 30 years. Our share of the installed base is extremely important in a business in which repair and replacement parts can provide substantial ongoing revenue.

     Our product lines include engines powering the industry benchmark Raytheon Beech Bonanza and Baron aircraft, the Mooney Aircraft line of advanced single engine aircraft, and the popular New Piper Seneca V twin-engine aircraft. In addition to these long-standing products, all four new high-speed, composite aircraft currently entering production will be powered by our engines. These are the Cirrus SR20, Lancair Columbia, Diamond Katana C1, and the Extra 400.

     The market for piston powered general aviation aircraft has shown a strong resurgence in recent years. Following the passage of the

General Aviation Revitalization Act (GARA) of 1994, which limited manufacturers' product liability for aircraft over 18 years in age, the domestic production of new aircraft has increased from 444 new units in 1994 to over 1,500 units in 1998. Following the passage of GARA, the industry has introduced new and advanced airframes and avionics and increased the rate of spending for new product research and development. Additionally, NASA is sponsoring three new programs aimed at increasing the efficient commercial use of small general aviation aircraft. NASA is also co-sponsoring our development of a new engine that will use commonly available and less expensive Jet-A fuel.

     In addition to the sales of new aircraft engines to aircraft producers, we also actively support the aircraft engine aftermarket. Piston aircraft engines are produced with a finite utilization life generally expressed as time between overhaul (TBO). Rebuilding or overhauling of the engine is required at TBO, which can range between 1,600 and 2,000 hours for our aircraft engines. With an installed base of approximately 100,000 Teledyne Continental Motors engines and an average aircraft utilization of 133 hours per year, approximately 10,000 of our aircraft engines can be expected to be overhauled in the aftermarket each year. Our aftermarket support includes the rebuilding of nearly 3,000 of these units annually with our Gold Medallion Rebuilt Engine. We also provide a full complement of spare parts such as cylinders, crankcases, fuel systems, crankshafts, camshafts and ignition products.

     Our Aerosance unit has developed the first first full authority digital electronic controls for piston aircraft engines. These controls are designed to automate many functions that currently require manual control, such as fuel flow, ignition and power management. This system also saves fuel as a result of improved engine management. We believe that these control systems, which are in the process of FAA certification testing, will become standard equipment on new aircraft, and will be retrofitted on higher-end, piston-powered general aviation aircraft.

Turbine Engines

     We design, develop and manufacture small turbine engines for missiles and unmanned aerial vehicles. We also produce engines that power military trainer aircraft. Since the late 1950s, we have delivered over 20,000 of these engines to defense contractors. We believe that the near-term demand for these engines will increase as a result of the depletion of cruise missiles in recent international conflicts.

     Our J402 engine powers the HARPOON missile system. Derivatives of this engine power the Standoff Land Attack Missile and the Standoff Land Attack Missile Expanded Response. Over 7,400 of these engines have been produced for these missile systems, which are deployed by the U.S. Navy and various NATO countries.

     A derivative of the J402 engine has been selected by Lockheed Martin to power the Joint Air to Surface Standoff Missile which is scheduled to be fielded in 2002. The U.S. Air Force and the U.S. Navy plan to purchase approximately 2,400 of these missiles by 2008. Another derivative has been selected by Raytheon to provide propulsion for the Tactical Tomahawk Cruise Missile, with over 1,300 missiles planned for field deployment beginning in 2003. We are the sole source provider of engines for the Joint Air to Surface Standoff and Tactical Tomahawk cruise missiles systems.

     Another of our engines provides the turbine power for the Improved Tactical Air Launched Decoy being built for the U.S. Navy. This system enhances stand-off capability by identifying the enemy radar sources for lethal weapons. This low-cost turbine engine is the first of a family of lower-thrust engines to enter production.

     Another of our engines serves as the propulsion source for the T-37 aircraft, the primary jet trainer for the U.S. Air Force. This engine has been in service for over 40 years and will continue to power the T-37 well into the next decade. We are the sole source for major spare parts for this engine.

Battery Products

     Our battery products operations specialize in the design, development and manufacture of engineered products for the lead acid battery markets. We are focused on providing engineered products in niche markets with more favorable margins than typical battery products.

     We design, develop and manufacture dry-charged batteries that can be stored for years without deterioration. Our maintenance-free, valve-regulated, recombinant batteries offer electrical performance and rechargeable characteristics that are superior to other types of maintenance-free batteries.

     Our Gill(TM) line of lead acid batteries is widely recognized as the premier dry-charged, starting and standby power source for general aviation. More companies manufacturing new general aviation aircraft choose the Gill(TM) product line than any other lead acid battery.

     The technical characteristics of our batteries offer the possibility of sales to growing non-aviation markets, such as the cable television and telecommunications industries backup.

Cast Parts

     Teledyne Cast Parts offers a wide range of complex sand-cast aluminum and magnesium castings and nickel-based superalloy and stainless steel investment castings to the aerospace and defense industries. Premium quality castings are produced from various processes in accordance with military, aerospace and commercial customer specifications to exacting tolerances and mechanical strengths.

     Our major customers include airframe and turbine engine manufacturers, missile producers and other defense contractors. We supply castings to the U.S. Navy for use in its Phalanx weapons system, as well as castings used in Tomahawk Cruise Missiles, jet engines and armament systems for both airborne and land vehicles.

     Based on publicly-available sales data, we estimate that the market for aluminum and magnesium casting was approximately $1 billion in 1998 and the market for air melt steel and vacuum melt superalloys was approximately $2.6 billion. The metals casting industry has been highly fragmented and has experienced consolidation in recent years. We believe that this trend may provide us with additional growth opportunities.

SALES AND MARKETING

     No commercial customer accounted for more than 10% of our total sales during 1998, 1997 or 1996. Approximately 40%, 40% and 44% of our total sales for 1998, 1997 and 1996 were derived from contracts with agencies of, and prime contractors to, the U.S. Government. We do not regard sales to the U.S. Government as constituting sales to a single customer, because various U.S. Government customers exercise independent purchasing decisions.

     Our principal U.S. Government customer is the U.S. Department of Defense. Our largest program with the U.S. Government, the Systems Engineering and Technical Assistance contract with the Space and Missiles Defense Command accounted for 7.3%, 7.1% and 8% of total sales for 1998, 1997 and 1996. No other program represented more than 4% of total sales for 1998, 1997 and 1996. Sales by our segments to agencies of and prime contractors to, the U.S. Government in each of the past three years were as follows:

                        1998     1997     1996
                       ------   ------   ------
                            (IN MILLIONS)
Electronics and
  Communications.....  $102.4   $102.7   $114.8
Systems Engineering
Solutions............  $159.2   $158.0   $169.4
Aerospace Engines and
  Components.........  $ 46.8   $ 42.6   $ 32.5

     Our sales and marketing approach varies by segment and by products within our segments. A shared fundamental tenet is the commitment to work closely with our customers to understand their needs, with an aim to secure preferred supplier and longer-term relationships.

     Our business segments use a combination of internal sales forces, distributors and commis-sioned sales representatives to market and sell our products and services. Products are also advertised in appropriate trade journals and by means of various Internet web sites. To promote our products and other capabilities, our personnel regularly participate in relevant trade shows and professional associations. Many of our government contracts are awarded after a competitive bidding process in which we seek to emphasize our ability to provide superior products and technical solutions in addition to competitive pricing.

COMPETITION

     We believe that technological capabilities and innovation and the ability to invest in the development of new and enhanced products are critical to obtaining and maintaining leadership in our markets and the industries in which we compete generally. Although we have certain advantages that we believe help us compete in our markets effectively, each of our markets is highly competitive. Our businesses variously compete on the basis of quality, product performance and reliability, technical expertise, price and service. Many of our competitors have, and potential competitors could have, greater name recognition, a larger installed base of products, more extensive engineering, manufacturing, marketing and distribution capabilities and greater financial, technological and personnel resources than we do.

RESEARCH AND DEVELOPMENT

     We spent a total of $160.5 million, $175.0 million, $188.8 million and $202.6 million on research and development for the nine months ended September 30, 1999 and for 1998, 1997, and 1996, respectively. Customer-funded research and development, most of which was attributable to work under contracts with the U.S. Government, represented approximately 87%, 86%, 85%, and 86% of total research and development costs for the nine months ended September 30, 1999 and for 1998, 1997, and 1996, respectively.

INTELLECTUAL PROPERTY

     While we own and control various intellectual property rights, including patents, trade secrets, confidential information, trademarks, trade names, and copyrights, which, in the aggregate, are of material importance to our business, our management believes that our business as a whole is not materially dependent upon any one intellectual property or related group of such properties. We own over 700 active patents and are licensed to use certain patents, technology and other intellectual property rights owned and controlled by others. Similarly, other companies are licensed to use certain patents, technology and other intellectual property rights owned and controlled by us.

     Patents, patent applications and license agreements will expire or terminate over time by operation of law, in accordance with their terms or otherwise. We do not expect the expiration or termination of these patents, patent applications and license agreements to have a material adverse effect on our business, results of operations or financial condition.

OUR FACILITIES

     Our principal facilities as of September 30, 1999 are listed below. Although the facilities vary in terms of age and condition, our management believes that these facilities have generally been well-maintained.

                                                                                    SQUARE FOOTAGE
          FACILITY LOCATION                         PRINCIPAL USE                   (OWNED/LEASED)
--------------------------------------  --------------------------------------    -------------------
ELECTRONICS AND COMMUNICATIONS SEGMENT
Teledyne Electronic Technologies
    Los Angeles, California             Development and production of             123,000 (leased)
                                        electronic components and subsystems.     17,000 (owned)
    Los Angeles, California             Production of digital data acquisition    154,000 (leased)
                                        systems for monitoring commercial
                                        aircraft and engines.
    Lewisburg, Tennessee                Development and production of             153,000 (owned)
                                        electronic components and subsystems.
    Mountain View, California           Production of ferrite components,         100,000 (owned)
                                        switching devices, filters and
                                        monolithic microwave integrated
                                        circuits.
    Hawthorne, California               Production of electronic components.      83,000 (owned)
    Rancho Cordova, California          Development and production of             75,000 (owned)
                                        traveling wave tubes and power            16,000 (leased)
                                        supplies for use in commercial
                                        markets.
SYSTEMS ENGINEERING SOLUTIONS SEGMENT
  Teledyne Brown Engineering
    Huntsville, Alabama                 Provision of engineered services and      475,000 (owned)
                                        products, including systems               123,000 (leased)
                                        engineering, optical engineering,
                                        software and hardware engineering, and
                                        instrumentation technology.
AEROSPACE ENGINES AND COMPONENTS
  SEGMENT
  Teledyne Continental Motors
    Mobile, Alabama                     Design, development and production of     1,270,000 (leased)
                                        new and rebuilt piston engines,
                                        ignition systems and spare parts for
                                        the general aviation market.
    Redlands, California                Manufacturing of batteries for the        91,000 (owned)
                                        general aviation market.
    Toledo, Ohio                        Design, development and production of     373,000 (leased)
                                        small turbine engines for aerospace
                                        and automotive markets.
  Teledyne Cast Parts
    Pomona, California                  Manufacturing of aluminum and             231,000 (owned)
                                        magnesium castings for air frames,
                                        turbine engines and missiles.
    City of Industry, California        Manufacturing of nickel-based             70,000 (owned)
                                        superalloy and stainless steel
                                        investment castings.

We also own or lease facilities elsewhere in the U.S. and in countries outside the U.S., including Tijuana, Mexico, Gloucester, England and Cumbernauld, Scotland. Our executive offices are currently located at 2049 Century Park East,

Los Angeles, California 90067-3101 and will be subleased from a subsidiary of ATI.

LEGAL PROCEEDINGS

     From time to time, we become involved in various lawsuits, claims and proceedings related to the conduct of our business. While we cannot predict the outcome of any lawsuits, claims or proceedings, our management does not believe that the disposition of any pending matters is likely to have a material adverse effect on our financial condition or liquidity.

EMPLOYEES

     Out of a total workforce of 5,800, approximately 1,400 individuals have engineering, physics, mathematics or computer science degrees. Approximately 370 of our employees are represented by the International Union of United Automobile, Aerospace and Agricultural Implement Workers of America under a collective bargaining agreement that expires on December 16, 2000. We consider our relations with our employees to be good.

                             ARRANGEMENTS WITH ATI
                            RELATING TO THE SPIN-OFF

     For the purpose of governing certain of the relationships between ATI and Teledyne Technologies relating to the spin-off, to provide for an orderly transition and for other matters, ATI and Teledyne Technologies will enter into the agreements described below, copies of which have been filed as exhibits to the Registration Statement of which this Information Statement is a part. The following summaries of the material terms of these agreements are qualified by reference to the agreements as so filed.

SEPARATION AND DISTRIBUTION AGREEMENT

     ATI and Teledyne Technologies and certain other companies affiliated with ATI will enter into a Separation and Distribution Agreement that will provide for the principal corporate transactions required to effect the separation of our businesses from those of ATI, the spin-off and certain other matters governing the relationship among us after the spin-off.

     To separate our businesses from other businesses of ATI, the subsidiary of ATI that has historically held most of the assets used in our businesses will transfer those assets to us and we will purchase the remaining assets used in our business from other subsidiaries of ATI, without representation or warranty and on an "as is," "where is" basis and "with all faults". We will assume all liabilities associated with our businesses, including those arising from the operation of our businesses both before and after the spin-off.

     Each of ATI and Teledyne Technologies will release the other from all other obligations and liabilities owed to such party existing on the date of the spin-off, other than liabilities and obligations arising under the Separation and Distribution Agreement and the other agreements entered into in connection with the spin-off. Likewise, each of ATI and Teledyne Technologies will indemnify the other for liabilities arising from a breach of these agreements or the failure to pay or discharge the liabilities assumed by such party under the Separation and Distribution Agreement.

     The Separation and Distribution Agreement requires that we initiate a public offering of our common stock within eight months following the spin-off, and complete the public offering within one year following the spin-off. It also requires that we use proceeds of the offering as contemplated by the tax ruling request. It was represented in the tax ruling request that we expected that gross proceeds of the public offering would be approximately $125 million, and that we intend to use the net proceeds of the offering for research and development and related capital projects, for further development of our manufacturing capabilities, and for acquisitions and/or joint ventures.

     We are currently an additional named insured under various ATI insurance policies. Under the Separation and Distribution Agreement, we will be entitled to the benefit of pre-spin-off historical coverage under ATI's property, liability and certain other insurance policies to the extent coverage is applicable or potentially available and where limits of liability have not been exhausted, either on a per occurrence or aggregate basis. The terms and conditions of these policies, including limits of liability, will not be amended as a consequence of the spin-off. To the extent that these policies feature a deductible or self-insured retention, we will continue to be responsible for our allocable share of the deductibles and retentions, based on the same allocation formulas that applied prior to the spin-off and, in the case of aircraft product liability policies, to the full extent of the deductible or retention for each claim made against our Company under those policies.


     The Separation and Distribution Agreement provides that until the third annual meeting of our stockholders held following the spin-off, at least a majority of our directors will also be members of the Board of Directors of ATI. The initial members of our board of directors will be Thomas A. Corcoran, Diane
C. Creel and C. Fred Fetterolf (Class I), Paul S. Brentlinger and Robert Mehrabian (Class II) and Robert P. Bozzone, Frank V. Cahouet and Charles J. Queenan, Jr. (Class III). The Separation and Distribution Agreement also provides that we will nominate Mr. Corcoran, Ms. Creel and Mr. Fetterolf (or, if any such director is unable or unwilling to serve, such other candidate as Messrs. Bozzone, Cahouet and Queenan or the survivor of them shall designate) for re-election as a Class I director at the first annual meeting of our stockholders following the spin-off.


EMPLOYEE BENEFITS AGREEMENT

     Prior to the date of the spin-off, ATI and Teledyne Technologies will enter into an Employee Benefits Agreement to set forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities will be divided between them, and to help ensure a smooth transition for employees' benefits in the spin-off. In general, we will be responsible for compensation and employee benefits relating to our employees.

     The Employee Benefits Agreement provides that we will establish a new defined benefit pension plan on terms substantially similar to the parts of ATI's Pension Plan applicable to all of our employees, both active and inactive at our operations which perform government contract work and for our active employees at our operations which do not perform government contract work. It is anticipated that we will receive pension assets equal to liabilities as well as approximately $50 million in surplus pension assets. With this transfer, it is anticipated that we will not have to make a pension contribution in the foreseeable future. In addition, we will assume certain retiree medical obligations and should be able to withdraw cash from our pension plan to pay our retiree medical costs.


     The Employee Benefits Agreement will also provide for the treatment of outstanding options to acquire ATI common stock issued under ATI benefit plans. At the time of the spin-off, ATI stock options held by our employees will be converted into options to purchase shares of Teledyne Technologies common stock. The number of shares the option holder would be able to purchase and the exercise price of the options would be adjusted in the conversion based on the relationship of the ATI stock price and the stock price of Teledyne Technologies, so that the "intrinsic value" of the options (that is, the difference between the market value of the stock acquired on the exercise and the exercise price of the options) before the spin-off would be equivalent to the intrinsic value of the options immediately after the spin-off. The options would otherwise continue to be and become exercisable on the terms and conditions set forth in the original ATI benefit plans.


     Under the Employee Benefit Agreement, the current award period under the ATI Performance Share Program would be terminated when the spin-off occurs. ATI's compensation committee will determine the amount of the awards, if any, that have been earned, based on the achievement of plan goals through the spin-off date, and will make awards pro-rated for the shortened Program term. Pursuant to the Program, payments will be made in cash and stock. Stock payments to our employees will be paid in Teledyne Technologies common stock. Pursuant to the Program, we will make the payments in three annual installments, with the first payment expected to be made early in the year 2000.

     The Employee Benefits Agreement also provides for the treatment of purchased, designated and restricted shares issued under the ATI Stock Acquisition and Retention Program prior to the spin-off. Under the Agreement, participants who have purchased or designated ATI shares will receive distributions of the common stock of Teledyne Technologies and Water Pik Technologies in the spin-offs on the purchased or designated ATI shares. The shares they receive in the spin-off, as well as the original ATI shares, will continue to be held as collateral for the loans for the purchased shares, all of which will be retained by ATI, until the loans are fully paid. Restricted shares issued under the Program to our employees will be converted into shares of Teledyne Technologies common stock. The new Teledyne Technologies shares will also be restricted shares until the restriction lapse on the terms and conditions set forth in the original ATI Program.

     The Employee Benefits Agreement provides, in general, that we will receive no assets with which to fund liabilities under non-qualified plans. An exception applies with respect to the Allegheny Teledyne Executive Deferred Compensation Plan under which employees with total annual compensation in excess of $100,000 may elect to defer a portion or all of their salary and/or bonus; it is anticipated that we will receive company-owned life insurance policies or other assets with a cash value equal to the amount of deferred compensation liabilities at the time of the spin-off. In addition, while we would assume liabilities for pension benefits in excess of qualified plan limits under the Teledyne, Inc. Pension Equalization Plan, ATI would guarantee to participants the payments of these obligations -- as of the spin-off date -- if we cannot pay such obligations.

TAX SHARING AND INDEMNIFICATION AGREEMENT

     On or prior to the date of the spin-off, ATI and Teledyne Technologies will enter into a Tax Sharing and Indemnification Agreement that will set forth each party's rights and obligations regarding payment and refunds, if any, with respect to taxes for periods before and after the spin-off and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

     In general, ATI will be responsible for filing consolidated U.S. federal and consolidated, combined or unified state income tax returns for periods through the date of the spin-off, and for paying the taxes relating to such returns including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. We will be responsible for other taxes attributable to our operations.

     The Tax Sharing and Indemnification Agreement provides that we will indemnify ATI and its directors, officers, employees, agents and representatives for any taxes imposed on, or other amounts paid by, them or ATI's stockholders, if we take actions or fail to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. For example, pursuant to the Tax Sharing and Indemnification Agreement, Teledyne Technologies will agree that for a two-year period following the date of the spin-off: (i) we will continue to engage in the Teledyne Technologies businesses; (ii) we will continue to own and manage at least 50% of the assets which we own directly or indirectly immediately after the spin-off; and (iii) we will not, unless we obtain the written consent of ATI, engage in a number of specified transactions. Transactions subject to these restrictions will include, among others, issuance of Teledyne Technologies common stock (or certain derivatives of our stock) in amounts which represent 40% or more of the Teledyne Technologies common stock, issuance of instruments other than Teledyne Technologies common stock (or derivatives of our stock) constituting equity for U.S. federal tax purposes, certain redemptions and other acquisitions of capital stock or equity securities of Teledyne Technologies, or the merger, dissolution or liquidation of our company.

     If our obligations under the Tax Sharing and Indemnification Agreement were breached and the spin-off were to fail to qualify as tax-free for U.S. federal income tax purposes as a result of such breach, we would be required to satisfy the indemnification obligation described above. This indemnification obligation could exceed our net worth at that time.

     Though valid as between the parties thereto, the Tax Sharing and Indemnification Agreement is not binding on the IRS and does not affect the several liability of ATI, Teledyne Technologies and their respective subsidiaries to the IRS for all U.S. federal taxes of the consolidated group relating to periods prior to the spin-off.

INTERIM SERVICES AGREEMENT

     On or prior to the date of the spin-off, ATI and Teledyne Technologies will enter into an Interim Services Agreement pursuant to which ATI will provide us with transitional administrative and support services for a period of time not expected to exceed 12 months. The Interim Services Agreement will provide that we will pay a fee to ATI intended to approximate ATI's cost for such services plus 10%.

     The Interim Services Agreement will provide that we will indemnify ATI for all claims, losses, damages, liabilities and costs incurred by ATI to a third party arising in connection with the provisions of a service under the agreement, other than those costs resulting from ATI's willful misconduct or gross negligence. In general, we can terminate an interim service after an agreed notice period.

TRADEMARK LICENSE AGREEMENT

     On or prior to the date of the spin-off, an affiliate of ATI and Teledyne Technologies will enter into certain intellectual property related agreements, including a license agreement pursuant to which Teledyne Technologies will be granted a license to use the "Teledyne" name and related logos, symbols and marks (collectively, "Teledyne Marks") in connection with Teledyne Technologies operations after the spin-off. Under the terms of this license agreement, Teledyne Technologies will have the right to use the Teledyne Marks anywhere in the world in connection with the manufacture, distribution, marketing, advertising, promotion and sale of its products. We have agreed to pay an annual fee of $100,000 for this license and at the end of five years have an option to purchase all rights and interests in the Teledyne Marks for $412,000.

                                   MANAGEMENT

DIRECTORS

     Our Board of Directors is expected initially to consist of the individuals named below. Until the third annual meeting of our stockholders following the spin-off, at least a majority of the members of our Board of Directors will also be directors of ATI. See "Arrangements with ATI Relating to the Spin-Off -- Separation and Distribution Agreement" and "Description of Our Capital Stock."

     Our Certificate of Incorporation provides that we will have three classes of directors, the initial terms of office of which will expire, respectively, at the annual meeting of stockholders in 2000, 2001 and 2002. Successors to any directors whose terms are expiring are elected to three-year terms and hold office until their successors are elected and qualified.

     Also set forth below with respect to each director is the class of which such director will be a member. The business address for each person listed below is 2049 Century Park East, Los Angeles, California 90067-3101. Each individual listed below is a citizen of the United States.

     Our Bylaws contain provisions designed to ensure that at least a majority of our directors are also directors of ATI until the third annual meeting of our stockholders held after the spin-off. The Bylaws also provide that no quorum of the Board will be deemed present unless at least a majority of the directors present are also members of the Board of Directors of ATI.


CLASS I DIRECTORS



     The Class I Directors will serve until the 2000 annual meeting of our stockholders and until their respective successors are elected and qualified. Our Class I Directors will be:



Thomas A. Corcoran


Age 55



     Thomas A. Corcoran has been the President and Chief Executive Officer of ATI since October 1999. He previously served as the President and Chief Operating Officer of the Electronics Sector of Lockheed Martin Corporation from March 1995 through October 1998 and he was President and Chief Operating Officer of the Lockheed Martin Space Sector from October 1998 through September 1999. Previously, he was President of Martin Marietta Corporation's Electronics Group beginning in 1993. Mr. Corcoran is also a director of ATI, L-3 Communications Holdings, Inc., Lincoln Electric Holdings, Inc. and REMEC, Inc. He will serve as non-executive chairman of our Board of Directors.



Diane C. Creel


Age 50



     Diane C. Creel is Chief Executive Officer and President of EarthTech, an international consulting engineering firm. Ms. Creel is also a director of ATI and The B.F. Goodrich Company and a member of the Boards of the Corporations and Trusts which comprise the Fixed Income funds of the American Funds Group.


C. Fred Fetterolf
Age 70


     C. Fred Fetterolf was President and Chief Operating Officer of Alcoa, Inc. prior to his retirement in 1991. He is also a director of ATI, Commonwealth Industries, Dentsply International Inc., Union Carbide Corporation and Praxair, Inc.



CLASS II DIRECTORS



     The Class II Directors will serve until the 2001 annual meeting of our stockholders and until their respective successors are elected and qualified. Our Class II Directors will be:



Paul S. Brentlinger


Age 71



     Paul S. Brentlinger is a Partner of Morgenthaler Ventures, a venture capital group headquartered in Cleveland, Ohio. He led Morgenthaler's investment in such companies as Microchip Technology, Inc. and Dispatch Communications (now part of Nextel Communications, Inc.). Prior to joining Morgenthaler, he was Senior Vice President--Finance of Harris Corporation, a manufacturer of communications equipment. Mr. Brentlinger is also a director of ATI.


Robert Mehrabian
Age 58

     Robert Mehrabian has been the President and Chief Executive Officer of ATI's Aerospace and Electronics segment since July 1999 and has served ATI in various senior executive capacities since July 1997. Prior to that, Dr. Mehrabian served as President of Carnegie Mellon University. Dr. Mehrabian is a director of ATI, Mellon Bank Corporation, PPG Industries Inc. and BEI Technologies, Inc.

CLASS III DIRECTORS

     Class III directors will serve until the 2002 annual meeting of our stockholders and until their respective successors are elected and qualified. Our Class III Directors will be:


Robert P. Bozzone


Age 66



     Robert P. Bozzone has been Vice Chairman of the Board of ATI since August 1996. He had served as Vice Chairman of Allegheny Ludlum Corporation since August 1994 and previously was President and Chief Executive Officer of Allegheny Ludlum. He is also a director of ATI and of DQE, Inc., whose principal subsidiary is Duquesne Light Company.


Frank V. Cahouet
Age 67

     Frank V. Cahouet served as the Chairman, President and Chief Executive Officer of Mellon Bank Corporation, a bank holding corporation, and Mellon Bank, N.A. prior to his retirement on December 31, 1998. Mr. Cahouet is also a director of ATI, Avery Dennison Corporation, Mellon Bank Corporation, Saint-Gobain Corporation and USEC, Inc.

Charles J. Queenan, Jr.
Age 69

     Charles J. Queenan, Jr. is Senior Counsel to Kirkpatrick & Lockhart LLP, attorneys-at-law. Prior to January 1996, he was a partner of that firm. Mr. Queenan is also a director of ATI and Crane Co. Kirkpatrick & Lockhart LLP performs legal services for ATI, including in connection with the spin-off, and may in the future perform services for us.

COMMITTEES OF OUR BOARD OF DIRECTORS


     In addition to other committees established by our Board of Directors from time to time, our board has established an Audit and Finance Committee, a Governance Committee, a Personnel and Compensation Committee and a Stock Incentive Award Subcommittee.


     AUDIT AND FINANCE COMMITTEE. The principal audit functions of the Audit and Finance Committee include:

- Making recommendations to the Board of Directors regarding the appointment of the independent accountants for the coming year.

- Reviewing the scope and general extent of, and proposed fees for, the annual audit plan and other activities of the independent accountants and the audit plan of the internal auditors.

- Reviewing with management and the independent accountants, upon completion of the annual audit, the financial statements and related reports for their adequacy and compliance with generally accepted accounting, reporting and disclosure standards.

- Evaluating the effectiveness of our internal and external audit efforts, accounting and financial controls, policies and procedures and business ethics policies and practices through a review of reports by, and at regular meetings with, the internal and external auditors and with management, as appropriate.

     The principal finance functions of the Audit and Finance Committee include:

- Reviewing and evaluating proposed bank credit agreements and other major financial proposals.

- Reviewing and evaluating our relationships with banks and other financial institutions.

- Reviewing and making recommendations to the Board of Directors concerning policies with respect to dividends and capital structure.

- Meeting with the independent auditors and the internal auditors, with and without management being present, to discuss all appropriate matters.

     GOVERNANCE COMMITTEE.  The Governance Committee will:

- Make recommendations to the Board of Directors with respect to candidates for nomination as new board members and with respect to incumbent directors for nomination as continuing board members.

- Make recommendations to the Board of Directors concerning the memberships of committees of the board and the chairpersons of the respective committees.

- Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the board in connection with their service on the board and its committees.

- Administer our formal compensation programs for directors, including the Teledyne Technologies Incorporated 1999 Non-Employee Director Stock Compensation Plan.

- Make recommendations to the Board of Directors concerning the composition, organization and operations of the board of directors, including the orientation of new members and the flow of information.

- Evaluate board tenure policies as well as policies covering the retirement or resignation of incumbent directors.

     PERSONNEL AND COMPENSATION COMMITTEE. The Personnel and Compensation Committee will:

- Make recommendations to the Board of Directors concerning general executive management organization matters.

- Make recommendations to the Board of Directors concerning compensation and benefits for employees who are also our directors, consult with our Chief Executive Officer on compensation and benefit matters relating to other officers who are required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended ("statutory insiders") and make recommendations to the board of directors concerning compensation policies and procedures relating to officers who are statutory insiders.

- Make recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans.

- Make awards of stock-based compensation to officers who are our statutory insiders.

- Administer our formal incentive compensation plans.


     STOCK INCENTIVE AWARD SUBCOMMITTEE. The Stock Incentive Award Subcommittee will be responsible for administering and making awards under our stock-based incentive compensation programs for officers, referred to as "statutory insiders," who are required to file reports under Section 16 of the Securities Exchange Act of 1934.



     None of the subcommittee members will be an employee of Teledyne Technologies. Each member will be a "non-employee director" for the purposes of Rule 16b-3 of the Securities and Exchange Commission and an "outside director" for the purposes of the compensation provisions of the Internal Revenue Code.


COMPENSATION OF OUR DIRECTORS


     Directors who are not our employees will be paid an annual retainer fee of $24,000. The non-employee chairman of the Board of Directors will be paid an annual retainer fee of $25,000. Directors will also be paid $1,200 for each board meeting and $1,000 for each committee meeting attended, although the non-employee chairman of the Board of Directors will not receive any compensation for attending board meetings. Each non-employee chair of a committee will be paid an annual fee of $2,500. Directors who are our employees will not receive any compensation for their services on our board or its committees.


     The non-employee directors will also participate in the 1999 Non-Employee Director Stock Compensation Plan (the "Director Stock Plan"). The purpose of the Director Stock Plan is to provide non-employee directors with an increased personal interest in our performance.

     Under the Director Stock Plan, options to purchase 2,000 shares of our common stock will be granted to non-employee directors on the date of the distribution of our common stock to ATI stockholders and at the conclusion of each annual meeting of stockholders. If, after the spin-off, a non-employee director first becomes a director on a date other than an annual meeting date, an option covering 2,000 shares of our common stock will be granted to such non-employee director on his or her first date of board service. The purchase price of our common stock covered by these options will be the fair market value of our common stock on the date the option is granted.

     The Director Stock Plan also provides that each non-employee director will receive at least 25% of the annual retainer fee in the form of our common stock and/or options to acquire our common stock. Each director may elect a greater percentage. Options granted under this part of the Director Stock Plan are intended to provide each electing director with options having an exercise value on the date of grant equal to the foregone fees; that is, the difference between the exercise price and the market price of the underlying shares of common stock on the date of grant is intended to be equal to the foregone fees.

     In order to continue to attract and retain non-employee directors of exceptional ability and experience, we will also maintain a Fee Continuation Plan for Non-Employee Directors. Under the plan, benefits will be payable to a person who serves as a non-employee director for at least five years. The annual benefit will equal the retainer fee in effect when the director retires from the board. Benefits will be paid for each year of the participant's credited service as a director up to a maximum of ten years.

EXECUTIVE OFFICERS

     Set forth below are the name, age, position and office to be held with us, and principal occupations and employment during the past five years, of those individuals who are expected to serve as our executive officers immediately following the spin-off. Those individuals named below who are currently officers or employees of ATI will resign from all such positions prior to the spin-off. Our executive officers will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

    Robert Mehrabian
    Age 58
    President and
    Chief Executive Officer

     Robert Mehrabian has been the President and Chief Executive Officer of ATI's Aerospace and Electronics segment since July 1999 and has served ATI in various senior executive capacities since July 1997. Prior to that, Dr. Mehrabian served as President of Carnegie Mellon University. Dr. Mehrabian is a director of ATI, Mellon Bank Corporation, PPG Industries, Inc. and BEI Technologies, Inc.

    Stefan C. Riesenfeld
    Age 51
    Executive Vice President and
    Chief Financial Officer

     Stefan Riesenfeld has been the Executive Vice President and Chief Financial Officer of ATI's Aerospace and Electronics segment since August 1999. From 1996 to May 1999, Mr. Riesenfeld was Chief Financial Officer of ICL, PLC, a global information systems and services company based in London, England. From 1983 to 1996, he was with Unisys Corporation where he served as Vice President and Corporate Treasurer from 1989.

    John T. Kuelbs
    Age 57
    Senior Vice President, General Counsel
    and Secretary

     John T. Kuelbs is the Senior Vice President, General Counsel and Secretary of Teledyne Technologies, having joined ATI's Aerospace and Electronics segment in October 1999. Mr. Kuelbs was Senior Vice President -- Acquisition Policy for Raytheon Company from November 1998 to September 1999 and Senior Vice
President -- Legal of Raytheon Systems Company from January 1998 to November 1998. Before Raytheon's acquisition of Hughes Aircraft Company, Mr. Kuelbs spent 17 years at Hughes Aircraft Company where he served as Senior Vice President, General Counsel and Secretary from 1994 to 1998. From 1976 to 1981, Mr. Kuelbs was Division Counsel for Ford Aerospace and Communications Company, Newport Beach, California. Mr. Kuelbs began his legal career in 1973 with the Office of the Army Chief Trial Counsel.

SEGMENT MANAGEMENT

    Marvin H. Fink
    Age 63
    President,
    Teledyne Electronic Technologies

     Marvin Fink has been the President of Teledyne Electronic Technologies since 1993. From 1986 to 1993, he was President of Teledyne Microelectronics. Mr. Fink has held various management positions with several of Teledyne's aerospace and electronics companies for over 36 years. Prior to joining Teledyne, Mr. Fink was a manager and engineer with Litton Industries and Hughes Aircraft Company. Mr. Fink is a director of Gul Technologies Singapore Ltd, an electronics components company headquartered in Singapore.

    Richard A. Holloway
    Age 57
    President,
    Teledyne Brown Engineering

     Richard Holloway has been the President of Teledyne Brown Engineering since February 1998. From 1986 until joining Teledyne Brown Engineering, Mr. Holloway was Senior Vice President, Government Division of SCI Systems, Inc., a provider of manufacturing and design services to commercial companies, the U.S. military and foreign governments. From 1964 to 1986, he held various positions with The Boeing Company, including General Manager, Director of High-Technology Products.

    Bryan L. Lewis
    Age 50
    President,
    Teledyne Continental Motors

     Bryan Lewis has been the President of Teledyne Continental Motors since 1992. Mr. Lewis first joined Teledyne 18 years ago as a project engineer for its turbine engine business. Mr. Lewis began his industry career in 1972 at the Pratt & Whitney Aircraft Division of United Technologies in Hartford, Connecticut.

    Charles E. McGill
    Age 64
    President,
    Teledyne Cast Parts

     Charles E. McGill has been President of Teledyne Cast Parts since March 1999. Prior to that, he was Vice President of ATI's Aerospace and Electronics segment and from 1993 through 1997 he was Vice President, Finance and Administration of Teledyne Electronics Technologies. Mr. McGill has held various management and financial positions with several of Teledyne's aerospace and electronics companies for over 34 years. Prior to joining Teledyne, Mr. McGill worked for the Ford Motor Company.

EMPLOYMENT ARRANGEMENTS

     Messrs. Riesenfeld and Kuelbs were retained at an annual base salary of $300,000 and $275,000, respectively, and are entitled to certain additional payments. Each of them is also entitled to participate in Teledyne Technologies' annual incentive bonus plan. In addition, at the spin-off date, Messrs. Riesenfeld and Kuelbs will receive options to purchase approximately 75,000 shares and 70,000 shares, respectively, of Teledyne Technologies common stock. The stock option price will be the average price of our common stock over the first 20 days of trading following the spin-off. Options to purchase 10% of the shares will become exercisable one year after the grant date, options to purchase an additional 20% of the shares will become exercisable two years after the grant date, and options to purchase the remaining 70% of the shares will become exercisable three years after the grant date.

                 HISTORICAL COMPENSATION OF EXECUTIVE OFFICERS

     Shown below is information concerning the annual and long-term compensation for services rendered in all capacities to ATI and its subsidiaries for the years ended December 31, 1997 and 1998 of the individual who will serve as our Chief Executive Officer and who was the only executive officer employed by ATI or an affiliate of ATI at December 31, 1998. The compensation described in this table was paid by ATI or an affiliate of ATI. The table does not reflect the compensation to be paid to our executive officers in the future.

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                    ANNUAL COMPENSATION           ---------------------
                                            -----------------------------------   RESTRICTED   OPTIONS
                                 FISCAL                           OTHER ANNUAL      STOCK      (SHARES)      ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR       SALARY     BONUS     COMPENSATION    AWARDS(1)      (2)        COMPENSATION
---------------------------    ----------   --------   --------   -------------   ----------   --------   ----------------
Robert Mehrabian.............     1998      $370,833   $501,120      $6,171        170,991      40,000        $226,492(3)
                                  1997       145,833    160,000           0              0           0           9,696
                               (5 months)

-------------------------

(1) Represents the closing market price on the award date of ATI restricted stock awarded to Dr. Mehrabian under ATI's Stock Acquisition and Retention Program. Dividends are paid on the restricted shares. On December 31, 1998, the number of shares (and closing price of such shares, if unrestricted) held by Dr. Mehrabian under the Program were: 6,847 shares ($140,487). Prior to 1998, Dr. Mehrabian was not eligible to participate in the Program.

(2) Reflects options granted under ATI's Incentive Plan. Does not include options awarded to Dr. Mehrabian under ATI's Non-Employee Director Stock Compensation Plan for his service as a director of ATI before becoming as employee of ATI.

(3) Includes annual accruals for possible future payments to Dr. Mehrabian under the ATI Supplemental Pension Plan in the amount of $182,068, company contributions pursuant to the retirement portion of the ATI Retirement Savings Plan in the amount of $10,920, company contributions to the ATI Benefit Restoration Plan in the amount of $24,104, and the dollar value of the benefit to Dr. Mehrabian of the remainder of company-paid premiums for split-dollar life insurance in the amount of $9,400.

                       OPTION GRANTS IN LAST FISCAL YEAR

     Shown below is information on grants to Dr. Mehrabian of options to purchase shares of ATI common stock pursuant to the ATI Incentive Plan during the year ended December 31, 1998, which are reflected in the Summary Compensation Table above.

                                                                                        POTENTIAL REALIZABLE VALUE
                                                                                        AT ASSUMED RATES OF STOCK
                                   NUMBER OF     % OF TOTAL                               PRICE APPRECIATION FOR
                                   SECURITIES     OPTIONS      EXERCISE                       OPTION TERM(1)
                                   UNDERLYING    GRANTED TO     OR BASE                 --------------------------
                                    OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION    0%       5%        10%
NAME                                GRANTED     FISCAL YEAR    ($/SHARE)      DATE       $        $          $
----                               ----------   ------------   ---------   ----------   ----   --------   --------
Robert Mehrabian.................    20,000         *            25.88      2/11/2008    0     325,600    825,000
                                     20,000         *           20.375     12/17/2008    0     256,300    649,500

-------------------------

 *  Less than 1%.

(1) No gain to the optionee is possible without stock price appreciation, which will benefit all stockholders commensurately. The assumed "potential realizable values" are mathematically derived from certain prescribed rates of stock price appreciation. The actual value of these option grants depends on the future performance of ATI common stock and overall stock market condition. There is no assurance that the values reflected in this table will be realized.

     Under the Employee Benefits Agreement, options to purchase shares of ATI common stock that are held by Dr. Mehrabian will be converted into options to purchase shares of Teledyne Technologies common stock. The number of our shares that Dr. Mehrabian will be able to purchase and the exercise price of the options will be adjusted in the conversion based on the relationship of the ATI stock price and the stock price of Teledyne Technologies over a fixed period of time.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                                                                         NUMBER OF               VALUE OF UNEXERCISED
                                                                   SECURITIES UNDERLYING             IN-THE-MONEY
                                    SHARES                        UNEXERCISED OPTIONS AT           OPTIONS AT FISCAL
                                  ACQUIRED ON       VALUE           FISCAL YEAR END(#)              YEAR END($)(2)
NAME AND PRINCIPAL POSITION       EXERCISE(#)    REALIZED($)     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
---------------------------      -------------   -----------   -----------------------------   -------------------------
Robert Mehrabian(1)............        0              0                8,660/40,000                    31,364/0

-------------------------

(1) Includes options to purchase shares of ATI common stock granted to Dr. Mehrabian under ATI's Non-Employee Director Stock Compensation Plan with respect to his service as a non-employee director.

(2) The "value of unexercised in-the-money options" is calculated by subtracting the exercise price per share from $20.21875 which was the average of the high and low sales prices of a share of ATI common stock on the New York Stock Exchange on December 31, 1998.

                      ATI PERFORMANCE SHARE PROGRAM AWARDS

     The following table sets forth information about awards for the 1998-2000 award period made in 1998 under the ATI Performance Share Program.

     The amounts included in the Estimated Future Payouts columns represent the potential payment of ATI common stock and cash to the named officers depending on the level of achievement (i.e., threshold, target or maximum) of the performance goals for the three-year award period. Participants will not receive any payment of ATI common stock or cash under the program if ATI and/or designated business unit does not achieve the threshold level of performance objectives during the award period.

                                                                                           ESTIMATED
                               NUMBER OF                                              FUTURE PAYOUTS UNDER
                                SHARES,              PERFORMANCE                  NON-STOCK PRICE-BASED PLANS
                                UNITS OR           OR OTHER PERIOD        --------------------------------------------
                                 OTHER            UNTIL MATURATION         THRESHOLD        TARGET          MAXIMUM
NAME                           RIGHTS(#)              OR PAYOUT             ($ OR #)       ($ OR #)        ($ OR #)
----                         --------------   -------------------------   ------------   -------------   -------------
Robert Mehrabian...........        *           1998-2000 award period      3,284 shs.     13,134 shs.     26,268 shs.
                                              (2001-2003 payout period)     $41,667        $166,667        $333,334

-------------------------

* The amount of the award is based on base salary at the beginning of the award period. Two-thirds of the award is to be paid in ATI common stock, with the number of shares based on the average price of a share of ATI common stock on the New York Stock Exchange for the last 30 trading days in 1997. One-third of the award is to be paid in cash.

     Under the Employee Benefits Agreement, the current award period under the ATI Performance Share Program would be terminated when the spin-off occurs and ATI's compensation committee will determine the amount of awards, if any, that have been earned. Stock awards payable under the Program to our employees will be payable in shares of our common stock. See "Arrangements with ATI Relating to the Spin-Off--Employee Benefits Agreement."

BENEFIT PLANS FOLLOWING THE SPIN-OFF

Our Incentive Plans

     On or prior to the date of the spin-off, our Board of Directors will adopt, and ATI as our sole stockholder will approve, the following incentive compensation plans.

     Long-Term Incentive Plan

     Our long-term incentive plan is expected to provide for the grant of various types of long-term incentive awards to selected employees, consistent with the objectives and restrictions of the plan. Although these awards may include non-qualified stock options, incentive stock options under the Internal Revenue Code, stock appreciation rights, and restricted and unrestricted share awards, it is expected that only stock options and restricted stock awards under a stock acquisition and retention program will be granted under the plan initially. A total of 2,650,000 shares of our common stock will be available for issuance under our long-term incentive plan. The term of the plan is expected to be ten years.

     The plan will vest broad powers in the Personnel and Compensation Committee of our Board of Directors to administer and interpret the plan. This power will include the authority to select the persons to be granted awards, to determine the terms, goals and conditions of awards, and to determine whether such goals and conditions have been met.


     While the precise number of shares is yet to be determined, it is anticipated that we will grant options for up to 500,000 shares of our Common Stock to our senior management following the spin-off in addition to those options granted in connection with the conversion of options to purchase ATI common stock under the Employee Benefits Agreement.


     We also expect to establish a stock acquisition and retention program ("SARP") under our incentive plan with terms that are similar to the SARP established by ATI. Under this program, each year, key executives will be given the opportunity to purchase shares of our stock, or designate shares of our stock previously acquired by them, with a value equal to their base salary at the beginning of the year. Under the SARP, executives who purchase shares can deliver a promissory note, payable to Teledyne Technologies, as payment of the purchase price. Executives will receive an award of one restricted share of our common stock for each two shares they purchase or designate. In general, the restricted shares will vest only if the participant retains the shares purchased or designated by the participant as subject to the SARP for a period of five years.

     Annual Incentive Plan

     Our annual incentive plan is expected to give the Personnel and Compensation Committee of our Board of Directors the discretion to determine the aggregate amount of money to be used for awards based upon competitive compensation practices and such measures of our performance as the Committee selects from time to time. Individual awards will be determined annually by the Personnel and Compensation Committee in accordance with performance goals established by the Committee at the beginning of the year.

     Deferred Compensation Plan

     It is anticipated that we will implement a deferred compensation plan that will allow certain of our executives to defer all or a portion of their annual salary and annual incentive plan awards, as well as amounts due under certain of our other compensation programs. A participant's deferred benefit will be credited with earnings based on one or more hypothetical investments available under the plan. The plan is not funded. We expect, however, to hold insurance policies on the lives of participants in the plan, to the extent insurance is reasonably available, to provide a possible source of cash for payments that become due under the plan.

Pension and Other Plans

     Pension Plans

     Many of our employees will have been participants in various parts of the ATI Pension

Plan. On or prior to the date of the spin-off, we intend to adopt the Teledyne Technologies Pension Plan on terms substantially similar to the parts of the ATI Pension Plan applicable to all of our employees, both active and inactive at our operations which perform government contract work and for our active employees at our operations which do not perform government contract work. The annual benefits payable under these parts of the pension plans to participating salaried employees retiring at or after age 65 will be calculated under a formula which takes into account the participant's compensation and years of service. The Code limits the amounts payable to participants under a qualified pension plan. We intend to adopt a Pension Equalization Plan which is designed to restore benefits which would be payable under the pension plan provisions but for the limits imposed by the Code, to the levels calculated pursuant to the formulas contained in the pension plan provisions.

     The following table illustrates the approximate annual pension that may become payable to a Teledyne Technologies employee in the higher salary classifications under our regular and supplemental pension plans.

              ESTIMATED ANNUAL PENSIONS(1)
AVERAGE PAY IN HIGHEST         YEARS OF SERVICE(3)
 60 MONTHS OF LAST 120    ------------------------------
MONTHS OF EMPLOYMENT(2)      15         20         30
-----------------------   --------   --------   --------
      $  200,000          $ 46,277   $ 61,702   $ 92,553
         300,000            71,027     94,702    142,053
         400,000            95,777    127,702    191,553
         500,000           120,527    160,702    241,053
         600,000           145,277    193,702    290,553
         700,000           170,027    226,702    340,053
         800,000           194,777    259,702    389,553
       1,000,000           244,277    325,702    488,553

---------------

(1) The estimated amounts assume retirement at age 65 (normal retirement age) with a straight-life annuity without reduction for a survivor annuity or for optional benefits. They are not subject to deduction for Social Security benefits.

(2) For the period through December 31, 1994, for Teledyne employees who are in the higher salary classifications, compensation for the purposes of the plan was limited to an individual's base salary. Effective January 1, 1995, plan compensation for those employees includes base salary and up to five annual incentive compensation received on and after January 1, 1995.

(3) The maximum benefits payable under the pension provisions applicable to our employees are reached after 30 years of credited service.

     Savings Plan

     We plan to establish a defined contribution 401(k) program for our employees on terms substantially similar to the Teledyne, Inc. 401(k) Plan prior to April 1, 2000 and transfer account balances of affected employees under the Teledyne, Inc. 401(k) Plan directly to our new plan. Until we establish our new plan, our employees will continue to participate in a part of the Teledyne, Inc. 401(k) Plan that is maintained for the benefit of our employees. After the spin-off and until we establish our new savings plan, our part of the Teledyne, Inc. 401(k) Plan will offer along with funds, three common stock funds as investment alternatives: (i) our common stock fund, (ii) a Water Pik Technologies, Inc. common stock fund and (iii) an ATI common stock fund. Our plan participants will be able to increase their holdings in our stock fund. They will not, however, be able to increase their holdings in the Water Pik Technologies or ATI stock funds. To the extent that the plan fiduciaries have not already done so, on December 31, 2002, all remaining investments in the Water Pik

Technologies and ATI stock funds under our part of the Teledyne, Inc. 401(k) Plan or our new savings plan will be liquidated and the proceeds transferred to the Teledyne Technologies common stock fund under the applicable plan. Similar investment restrictions and automatic liquidations will apply to our stock fund available under the ATI and Water Pik Technologies savings plans.

Employee Stock Purchase Plan

     We expect to adopt an employee stock purchase plan similar to ATI's Stock Advantage Plan, under which our employees will be permitted to purchase shares of our common stock through payroll deductions supplemented by company contributions.

Other Benefit Plans

     It is expected that we will adopt a number of plans to provide certain employee welfare benefits to our active employees as well as our retirees after the spin-off, including medical, short and long-term disability, life insurance, severance and other benefits, and our Board of Directors will reserve the right to amend, suspend or terminate any of these welfare plans.

                               SECURITY OWNERSHIP

     The following table sets forth the number of shares of our common stock expected to be beneficially owned following the spin-off, directly or indirectly, by each person known to us who is expected to own beneficially more than five percent of our outstanding common stock, each director, each of our Named Executive Officers and such persons as a group, in each case based upon the beneficial ownership of such persons of ATI common stock reported to ATI as of October 15, 1999, and the distribution ratio of one share of our common stock for every seven shares of ATI common stock owned by the named persons, including shares as to which a right to acquire ownership within 60 days of October 15, 1999 exists (for example, through the exercise of stock options) within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.

                                                              NUMBER OF
BENEFICIAL OWNER                                               SHARES      PERCENT OF CLASS
----------------                                              ---------    ----------------
J. P. Morgan & Co. Incorporated(1)..........................  3,080,600          11.4%
60 Wall Street
New York, NY 10260
Richard P. Simmons(2).......................................  2,311,935           8.6%
1000 Six PPG Place
Pittsburgh, PA 15222
Caroline W. Singleton(3)....................................  1,999,902           7.4%
Sole Trustee of the Singleton Family Trust
335 North Maple Drive, Suite 177
Beverly Hills, CA 90210
Scudder Kemper Investments, Inc.(4).........................  1,575,311           5.8%
345 Park Avenue
New York, NY 10154
Capital Research and Management Company(5)..................  1,450,057           5.4%
333 South Hope Street
Los Angeles, CA 90071
Robert Mehrabian............................................     9,409              *
Stefan C. Riesenfeld........................................         0              *
John T. Kuelbs..............................................         0              *
Frank V. Cahouet(6).........................................        27              *
C. Fred Fetterolf(6)........................................       985              *
Charles J. Queenan, Jr.(6)..................................   101,374              *
All directors and executive officers as a group (6
  persons)..................................................   111,795              *

-------------------------

 *  Less than one percent of the outstanding shares.

(1) J.P. Morgan & Co. Incorporated filed a Form 13F under the Securities Exchange Act of 1934 indicating that as of June 30, 1999, it beneficially owned 21,564,205 shares of ATI common stock, including 15,924,890 shares as to which it had sole voting power and 158,369 shares as to which it had shared voting power.

(2) Mr. Simmons will have the sole power to direct the voting of all 2,311,935 shares, and sole power to direct the disposition of 1,157,451 of these shares. Mrs. Richard P. Simmons will have the sole power to direct the disposition of 1,154,484 of these shares. The amount shown reflects shares held for Mr. Simmons as of September 30, 1999 under the ATI Retirement Savings Plan. Mr. Simmons disclaims beneficial ownership of shares, not shown in the table, that will be owned by R.P. Simmons Family Foundation, a private charitable foundation with respect to which Mr. Simmons serves as trustee.

(3) Caroline W. Singleton filed a Schedule 13D dated August 25, 1999, indicating that as of July 26, 1999, she beneficially owned 13,999,320 shares of ATI common stock, which had been held by Dr. Henry E. Singleton. The shares had been transferred to the Singleton Family Trust, of which she is the sole trustee.

(4) Scudder Kemper Investments, Inc. filed a Schedule 13G dated February 12, 1999 indicating that as of December 31, 1998, it beneficially owned ATI common stock as follows: 2,326,862 sole voting power; 7,974,265 shared voting power; 10,928,613 sole dispositive power; and 98,569 shared dispositive power.

(5) Capital Research and Management Company filed a Schedule 13G dated February 8, 1999 indicating that as of December 31, 1998, it held sole dispositive power, and no voting power, with respect to 10,150,400 shares of ATI common stock as a result of acting as investment adviser to various registered investment companies.

(6) The amounts include shares to which beneficial ownership will be disclaimed as follows: 7,728 shares that will be owned by Mr. Queenan's wife. The amounts do not include 371 shares that will be owned by the Fetterolf Family Foundation for which beneficial ownership will be disclaimed.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our Restated Certificate of Incorporation ("Certificate") provides that our authorized capital consists of (i) 125,000,000 shares of common stock, $.01 par value, of which (based on the number of shares of ATI common stock outstanding as of September 30, 1999) 27,008,553 shares of our common stock will be issued to stockholders of ATI in the spin-off, and (ii) 15,000,000 shares of preferred stock, par value $.01 per share, of which 1,250,000 shares have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of Teledyne Technologies Rights. See "-- Rights Plan."

COMMON STOCK

     Each share of our common stock will entitle its holder of record to one vote for the election of directors and all other matters to be voted on by the stockholders. Holders of our common stock will not have cumulative voting rights. As a result, the holders of a majority of the shares of our common stock voting for the election of directors may elect all nominees standing for election as our directors.

     Subject to the rights of holders of preferred stock, holders of our common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion from funds legally available for that use. Subject to the rights of holders of preferred stock, holders of our common stock will be entitled to share on a pro rata basis in any distribution to stockholders upon our liquidation, dissolution or winding up. No holder of our common stock will have any preemptive right to subscribe for any of our stock or other security.

PREFERRED STOCK

     Our Board of Directors, without further action by the stockholders, may from time to time authorize the issuance of shares of our preferred stock in one or more series and, within certain limitations, fix the powers, preferences and rights and the qualifications, limitations or restrictions thereof and the number of shares constituting any series or designations of such series. Satisfaction of any dividend preferences of our outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of our preferred stock would normally be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of our common stock.

     Under certain circumstances, the issuance of our preferred stock may render more difficult or tend to discourage our change in control. Although we currently have no plans to issue shares of our preferred stock, our Board of Directors, without stockholder approval, may issue our preferred stock with voting and conversion rights which could adversely affect the rights of holders of shares of our common stock. For a description of the terms of our Series A Junior Participating Preferred Stock. See "-- Rights Plan."

RIGHTS PLAN

     Our Board of Directors has, subject to completion of the spin-off, declared a dividend of one preferred share purchase Right for each outstanding share of our common stock. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock
(the "Preferred Shares") of Teledyne Technologies at a price of $     per one
one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between us and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

     Until the earlier to occur of:

     - a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired beneficial ownership of 15% or more of our outstanding shares of common stock; or

     - 10 business days (or such later date as may be determined by our board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced by the common stock certificate with a copy of the Summary of Rights attached to it.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with our common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates of our common stock issued upon transfer or new issuance of our common stock will contain a notation incorporating the Rights Agreement by reference.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for our common stock, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with our common stock represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The final expiration date for the Rights will occur at the close of business on the tenth anniversary of the date of the Rights Agreement, unless this date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares;

     - upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or

     - upon the distribution to holders of the Preferred Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in shares of our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. If we are liquidated, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each Preferred Share will have 100 votes, voting together with our common stock. Finally, if we engage in a merger, consolidation, or any other transaction in which shares of our common stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

     The dividend, liquidation and voting rights attendant to one one-hundredth of a Preferred Share purchasable upon exercise of each Right are designed to be the approximate economic equivalent of one share of our common stock.

     In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a Preferred Share, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at our election, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of our common stock, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption of the Rights may be made effective at such time on such basis with such conditions as our the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     The terms of the Rights may be amended by our Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder of the Right will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

CERTAIN PROVISIONS OF OUR GOVERNING DOCUMENTS

     The following is a description of certain provisions of our Certificate and Bylaws. The description is qualified in its entirety by reference to the full texts of the Certificate and Bylaws. Certain provisions of our Certificate and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us, without the approval of our Board of Directors.

     Charter Provisions Affecting Control and Other Transactions. Our Certificate requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of our common stock to approve certain fundamental changes such as a merger, consolidation, sale of substantially all of our assets, dissolution, certain purchases by us or one of our subsidiaries of shares of our common stock or other assets from a "significant shareholder," any merger of a "significant shareholder" into us or one of our subsidiaries, or any reclassification or recapitalization of us consummated within five years after a "significant shareholder" becomes such, if the result of such reclassification or recapitalization is to reduce the number of outstanding shares of our common stock or convert any such shares into cash or other securities. This supermajority voting requirement is not applicable if the fundamental change has been approved at a meeting of our board of directors by the vote of more than two-thirds of the incumbent directors. A "significant shareholder" is defined as any person who owns beneficially a number of shares of our common stock that is greater than 15% of the outstanding shares of our common stock, and any and all associates and affiliates of such person.

     Classification of Directors. Our Certificate provides that our Board of Directors will consist of three classes of directors. The initial members of our Board of Directors will be divided into three classes to serve as follows: the Class I Directors will initially hold office for a term to expire at the first annual meeting of stockholders after their initial election; the Class II Directors will initially hold office for a term to expire at the second annual meeting of stockholders after their initial election; and the Class III Directors will initially hold office for a term to expire at the third annual meeting of stockholders after their initial election. At each annual meeting of our stockholders, only the election of directors of the class whose term is expiring will be voted upon, and upon election each director will serve a three-year term. See "Management -- Directors."

     Right to Call a Special Meeting. Our Certificate provides that special meetings of the stockholders may only be called by the Chairman of our Board of Directors or the Chief Executive Officer or by our Board of Directors pursuant to a resolution passed by a majority of the directors then in office. Accordingly, our stockholders will not have the right to call a special meeting of the stockholders. Our Certificate further provides that only such business will be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of the special meeting.

     Nominations of persons for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (i) by or at the direction of our board of directors or (ii) by any stockholder of record at the time of the giving of notice of such meeting. Nominations by a stockholder of persons for election to our Board of Directors may be made if the stockholder's notice is delivered to our Secretary not earlier than the 90th day prior to the special meeting and not later than the 75th day prior to the special meeting or the 10th day following the day on which a public announcement is first made of the special meeting and of the nominees proposed by the Board of Directors to be elected at the meeting.

     Procedures to Bring Business Before a Meeting; No Action by Consent. Our Certificate provides that in order for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice thereof in writing to our Secretary. To be timely, a stockholder's notice must be delivered to our Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

     Our Certificate also provides that any action required to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by the written consent of our stockholders.

     Fiduciary Duties of Directors. Our Certificate provides that our directors may take into account the effects of their actions on our employees, suppliers, distributors and customers and the effect upon communities in which our offices or facilities are located or any other factors considered pertinent.

     As permitted by the DGCL, our Certificate includes a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payment of a dividend or an unlawful stock purchase or redemption, and

     - for any transaction from which the director derives an improper personal benefit.

     Our Certificate further provides that, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent so permitted. Our Certificate also specifies that no amendment to or repeal of the provision shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to the amendment or repeal.

     Charter Amendments. Our Certificate provides that the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock is required to amend or rescind, or adopt any provision inconsistent with the purpose or intent of the provisions of our Certificate relating to the adoption, amendment and repeal of our Bylaws, limitations of certain liabilities of directors, actions of stockholders, classification of directors, certain factors permitted to be considered by the directors, approval of certain fundamental changes, and amendments to our Certificate.

     Bylaw Provisions Regarding ATI Directors. Our Bylaws contain provisions designed to ensure that at least a majority of our directors are also directors of ATI until the third annual meeting of our stockholders held after the spin-off. The Bylaws also provide that no quorum of the board will be deemed present unless at least a majority of the directors present are also members of the Board of Directors of ATI.

     Bylaw Amendments. Our Certificate authorizes our Board of Directors to adopt, amend or repeal our Bylaws. Our Certificate also provides that our stockholders may not adopt, amend or repeal our Bylaws other than by the same affirmative vote that is required to amend certain provisions of our Certificate See "-- Charter Amendments")

ANTI-TAKEOVER LEGISLATION

     Since neither our Certificate nor our Bylaws contain a provision expressly electing not to be governed by Section 203 of the DGCL, we are subject to this statutory anti-takeover provision. Section 203 provides that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a "business combination" with the corporation for a period of three years following the time the person became an interested stockholder, unless:

     - the board of directors of the corporation approved, prior to such time, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

     - upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

     - the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding shares of voting stock not owned by the interested stockholder.

     In determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A "business combination" is defined to include:

     - mergers or consolidations of a corporation with an interested stockholder;

     - sales or other dispositions of ten percent or more of the assets of a corporation with or to an interested stockholder;

     - certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries;

     - certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder, and

     - receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock will be ChaseMellon Shareholder Services, L.L.C.

          LIABILITY AND INDEMNIFICATION OF OUR OFFICERS AND DIRECTORS

ELIMINATION OF LIABILITY

     As permitted by the DGCL, our Certificate eliminates, subject to certain statutory limitations, the liability of directors to Teledyne Technologies or its stockholders for monetary damages for breaches of fiduciary duty, except for liability

     - for any breach of the director's duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - under Section 174 of the DGCL, or

     - for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a director or officer of the corporation if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provision.

     Our Certificate provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses.

     We are also authorized to maintain, and do maintain, insurance on behalf of any person who is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not we would have the power to indemnify such person against such liability under the DGCL.

                             AVAILABLE INFORMATION

     We have filed a Registration Statement on Form 10 with the Securities and Exchange Commission with respect to our common stock. The Registration Statement and the exhibits to it contain some information not appearing in this Information Statement. This Information Statement provides a summary of some of the agreements and contracts appearing as exhibits to the Registration Statement. You are encouraged to see the exhibits to the Registration Statement for a more complete description of the contracts and agreements summarized in this Information Statement.

     You may access and read the Registration Statement and all of the exhibits to it through the SEC's Internet site at www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     After the spin-off, we will be required to file annual, quarterly and special reports and other information with the SEC. We will also be subject to proxy solicitation requirements. Once filed, you can access this information from the SEC in the manner set forth in the preceding paragraph. Following the spin-off, our filings will also be available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                       INDEX TO OUR FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Combined Statements of Income for the Years Ended December
31, 1998, 1997 and 1996.....................................  F-3
Combined Balance Sheets for December 31, 1998 and 1997......  F-4
Combined Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-5
Combined Statements of Stockholder's Equity for the Years
  Ended December 31, 1998, 1997 and 1996....................  F-6
Notes to Combined Financial Statements......................  F-7
Combined Statements of Income (Unaudited) for the Nine
  Months Ended September 30, 1999 and 1998..................  F-24
Combined Balance Sheets for September 30, 1999 (Unaudited)
  and December 31, 1998 (Audited)...........................  F-25
Combined Statements of Cash Flows (Unaudited) for the Nine
  Months Ended September 30, 1999 and 1998..................  F-26
Combined Statements of Stockholder's Equity (Unaudited) for
  the Nine Months Ended September 30, 1999 and 1998.........  F-27
Notes to Interim Combined Financial Statements
  (Unaudited)...............................................  F-28

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
  Teledyne Technologies Incorporated

     We have audited the accompanying combined balance sheets of Teledyne Technologies Incorporated as of December 31, 1998 and 1997 and the related combined statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Teledyne Technologies Incorporated at December 31, 1998 and 1997, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
April 30, 1999

                       TELEDYNE TECHNOLOGIES INCORPORATED

                         COMBINED STATEMENTS OF INCOME

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------    --------    --------
                                                         (IN THOUSANDS)
SALES.........................................  $780,393    $756,601    $716,400
Costs and expenses:
  Cost of sales...............................   572,087     551,064     511,772
  Selling, general and administrative
     expenses.................................   126,875     138,249     136,561
                                                --------    --------    --------
                                                 698,962     689,313     648,333
                                                --------    --------    --------
Earnings before other income..................    81,431      67,288      68,067
Other income..................................     1,562       1,399       1,855
                                                --------    --------    --------
INCOME BEFORE INCOME TAXES....................    82,993      68,687      69,922
Provision for income taxes....................    34,276      27,063      29,227
                                                --------    --------    --------
NET INCOME....................................  $ 48,717    $ 41,624    $ 40,695
                                                ========    ========    ========
BASIC NET INCOME PER COMMON SHARE.............     $1.73       $1.48       $1.49
                                                ========    ========    ========
DILUTED NET INCOME PER COMMON SHARE...........     $1.73       $1.48       $1.49
                                                ========    ========    ========

The accompanying notes are an integral part of these statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                            COMBINED BALANCE SHEETS

                                                      DECEMBER 31,    DECEMBER 31,
                                                          1998            1997
                                                      ------------    ------------
                                                             (IN THOUSANDS)
ASSETS
Cash................................................    $     --        $     --
  Accounts receivable...............................     103,198         120,953
  Inventories.......................................      53,186          47,072
  Deferred income taxes.............................      12,913          16,216
  Prepaid expenses and other current assets.........       1,751             543
                                                        --------        --------
     TOTAL CURRENT ASSETS...........................    $171,048        $184,784
                                                        --------        --------
  Property, plant and equipment.....................      43,022          36,913
  Deferred income taxes.............................      22,121          18,377
  Cost in excess of net assets acquired.............       9,370           9,378
  Other assets......................................       5,258           5,914
                                                        --------        --------
     TOTAL ASSETS...................................    $250,819        $255,366
                                                        ========        ========
LIABILITIES AND STOCKHOLDER'S EQUITY
  Accounts payable..................................    $ 43,344        $ 42,507
  Accrued liabilities...............................      49,136          54,624
                                                        --------        --------
     TOTAL CURRENT LIABILITIES......................      92,480          97,131
  Accrued postretirement benefits...................      32,953          32,797
  Other long-term liabilities.......................      18,984          16,073
                                                        --------        --------
     TOTAL LIABILITIES..............................     144,417         146,001
                                                        --------        --------
STOCKHOLDER'S EQUITY:
  Net advances from Allegheny Teledyne..............     104,682         107,451
  Foreign currency translation gains................       1,720           1,914
                                                        --------        --------
     TOTAL STOCKHOLDER'S EQUITY.....................     106,402         109,365
                                                        --------        --------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.....    $250,819        $255,366
                                                        ========        ========

The accompanying notes are an integral part of these statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                       COMBINED STATEMENTS OF CASH FLOWS

                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                 --------------------------------
                                                   1998        1997        1996
                                                 --------    --------    --------
                                                          (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income.....................................  $ 48,717    $ 41,624    $ 40,695
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization.............    11,132      11,285      11,160
     Deferred income taxes.....................      (441)        255        (279)
     Gain on sale of property, plant and
       equipment...............................      (427)        (21)        (13)
  Change in operating assets and liabilities:
     Accounts receivable.......................    17,755         200     (13,246)
     Inventories...............................    (6,114)     (2,897)        669
     Accrued liabilities.......................    (5,488)      2,762      (5,146)
     Other long-term liabilities...............     2,911       3,140       7,600
     Accounts payable..........................       837      14,319       2,229
     Accrued postretirement....................       156         423         352
  Other........................................    (1,976)      1,782         856
                                                 --------    --------    --------
     CASH PROVIDED BY OPERATING ACTIVITIES.....    67,062      72,872      44,877
                                                 --------    --------    --------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment...   (18,065)    (15,822)    (15,839)
  Disposals of property, plant and equipment...       740         111          77
  Other........................................     1,749       2,915        (689)
                                                 --------    --------    --------
     CASH USED IN INVESTING ACTIVITIES.........   (15,576)    (12,796)    (16,451)
                                                 --------    --------    --------
FINANCING ACTIVITIES:
  Net advances to Allegheny Teledyne...........   (51,486)    (60,232)    (28,450)
                                                 --------    --------    --------
     CASH USED IN FINANCING ACTIVITIES.........   (51,486)    (60,232)    (28,450)
                                                 --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................        --        (156)        (24)
Cash and cash equivalents at beginning of
  year.........................................        --         156         180
                                                 --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.......  $     --    $     --    $    156
                                                 ========    ========    ========

The accompanying notes are an integral part of these statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                 ADVANCES        ACCUMULATED OTHER
                                                (TO) FROM          COMPREHENSIVE     STOCKHOLDER'S
                                            ALLEGHENY TELEDYNE        INCOME            EQUITY
                                            ------------------   -----------------   -------------
                                                                (IN THOUSANDS)
BALANCE, DECEMBER 31, 1995................       $113,814             $1,354           $115,168
                                                 ========             ======           ========
Net income................................         40,695                 --             40,695
Other comprehensive income, net of tax:
  Foreign currency translation gains......             --                605                605
                                                 --------             ------           --------
Comprehensive income......................         40,695                605             41,300
Net transactions with Allegheny
  Teledyne................................        (28,450)                --            (28,450)
                                                 --------             ------           --------
BALANCE DECEMBER 31, 1996.................        126,059              1,959            128,018
                                                 ========             ======           ========
Net income................................         41,624                 --             41,624
Other comprehensive income, net of tax:
  Foreign currency translation losses.....             --                (45)               (45)
                                                 --------             ------           --------
Comprehensive income......................         41,624                (45)            41,579
Net transactions with Allegheny
  Teledyne................................        (60,232)                --            (60,232)
                                                 --------             ------           --------
BALANCE DECEMBER 31, 1997.................        107,451              1,914            109,365
                                                 ========             ======           ========
Net income................................         48,717                 --             48,717
Other comprehensive income, net of tax:
  Foreign currency translation losses.....             --               (194)              (194)
                                                 --------             ------           --------
Comprehensive income......................         48,717               (194)            48,523
Net transactions with Allegheny
  Teledyne................................        (51,486)                --            (51,486)
                                                 --------             ------           --------
BALANCE, DECEMBER 31, 1998................       $104,682             $1,720           $106,402
                                                 ========             ======           ========

The accompanying notes are an integral part of these statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE 1. ALLEGHENY TELEDYNE INCORPORATED'S SPIN-OFF OF TELEDYNE TECHNOLOGIES INCORPORATED



     In 1999, Allegheny Teledyne Incorporated ("Allegheny Teledyne") announced that it would pursue a course of action that would result in a transformation of Allegheny Teledyne, which was expected to include the spin-off of certain of the businesses of its Aerospace and Electronics segment to Allegheny Teledyne stockholders as an independent, publicly-traded company (the "spin-off"). In August 1999, Allegheny Teledyne received a favorable ruling from the Internal Revenue Service that the proposed spin-off would be treated as a tax-free distribution for federal income tax purposes. In September 1999, Allegheny Teledyne's Board of Directors approved the various transactions pertaining to the spin-off, including the transfer of certain of the businesses of Allegheny Teledyne's Aerospace and Electronics segment to a new corporation, Teledyne Technologies Incorporated ("Teledyne Technologies" or the "Company"), immediately prior to the spin-off, and delegated to its Executive Committee the authority to set the record date and distribution date for the spin-off. Immediately following the spin-off, Allegheny Teledyne will no longer have a financial investment in Teledyne Technologies.



     Teledyne Technologies consists of the operations of the Teledyne Electronic Technologies and the Teledyne Brown Engineering divisions, both with operations in the United States and United Kingdom, and the Teledyne Continental Motors and the Teledyne Cast Parts divisions, both with operations in the United States. Prior to the spin-off, these operations were divisions of wholly-owned subsidiaries of Allegheny Teledyne.


     A five-year $200,000,000 revolving credit facility will be established by Allegheny Teledyne, and $100,000,000 of borrowings under the facility will be used by Allegheny Teledyne prior to the spin-off to repay certain of Allegheny Teledyne's debt obligations. Teledyne Technologies will assume this credit facility, including the repayment obligations for Allegheny Teledyne's $100,000,000 of borrowings, in connection with the spin-off. Following the spin-off, Teledyne Technologies will have $100,000,000 of borrowing availability remaining. In addition, prior to and in connection with the spin-off, Teledyne Technologies and Allegheny Teledyne will enter into agreements providing for the separation of the companies and governing various relationships for separating employee benefits and tax obligations, indemnification and transition services.

     The financial statements of Teledyne Technologies include the combined financial position, results of operations and cash flows of the businesses described above. Allegheny Teledyne's historical cost basis of assets and liabilities has been reflected in the Teledyne Technologies financial statements. The financial information in these financial statements is not necessarily indicative of results of operations, financial position and cash flows that would have occurred if Teledyne Technologies had been a separate stand-alone entity during the periods presented or of future results. The combined financial statements included herein do not reflect any changes that may occur in the capitalization and operations of Teledyne Technologies as a result of, or after, the spin-off.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF COMBINATION

     The combined financial statements of Teledyne Technologies include the accounts of the businesses distributed by Allegheny Teledyne and its subsidiaries as described in Note 1. Significant intercompany accounts and transactions have been eliminated.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

     REVENUE RECOGNITION


     Commercial sales and revenue from U.S. Government fixed-price type contracts are generally recorded as deliveries are made or as services are rendered. Occasionally, for certain fixed-price type contracts that require substantial performance over a long time period (one or more years) before deliveries begin, sales may be recorded based upon attainment of scheduled performance milestones which could be time, event or expense driven. In these few instances, invoices are submitted to the customer under a contractual agreement and payments are made by the customer. As of December 31, 1998, the average length of our long-term contracts was approximately two years. Sales under cost-reimbursement contracts are recorded as costs are incurred and fees are earned.


     Since certain contracts extend over a long period of time, all revisions in cost and funding estimates during the progress of work have the effect of adjusting the current period earnings on a cumulative catch-up basis. When the current contract estimate indicates a loss, provision is made for the total anticipated loss.

     RESEARCH AND DEVELOPMENT

     Company-funded research and development costs ($24,728,000 in 1998, $28,116,000 in 1997 and $28,933,000 in 1996), which include bid and proposal costs, are expensed as incurred. Costs related to customer-funded research and development contracts ($150,254,000 in 1998, $160,675,000 in 1997 and
$173,693,000 in 1996) are charged to costs and expenses as the related sales are recorded. A portion of the costs incurred for Company-funded research and development is recoverable through overhead cost allowances on government contracts.

     INCOME TAXES

     Provision for income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

     NET INCOME PER COMMON SHARE

     The average number of shares of Teledyne Technologies common stock used in the computation of basic net income per common share was 28,107,241, 28,085,823 and 27,317,318 for the years ended December 31, 1998, 1997 and 1996, respectively, based on a distribution ratio of one share of Teledyne Technologies common stock for every seven shares of Allegheny Teledyne common stock. The average number of shares of Teledyne Technologies common stock used in the computation of diluted net income per common share was 28,133,879, 28,120,380 and 27,341,594 for the years ended December 31, 1998, 1997 and 1996, respectively. A distribution ratio of one share of Teledyne Technologies common stock for every seven shares of Allegheny Teledyne common stock was used to adjust the stock options. The actual stock option adjustment will be based upon the relation of the market price of Allegheny Teledyne common stock prior to the spin-off to the market price of Teledyne Technologies after the spin-off and therefore cannot be determined at the present time.

     ACCOUNTS RECEIVABLE

     Receivables are presented net of a reserve for doubtful accounts of $2,890,000 at December 31, 1998 and $3,205,000 at December 31, 1997. Expense
recorded for the reserve for doubtful accounts was $1,432,000, $1,257,000 and $1,199,000 for the years ended December 31, 1998, 1997, and 1996, respectively. Write-offs of doubtful accounts were $1,747,000, $76,000 and $1,092,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The Company markets its products and services principally throughout the United States, Europe, Japan and Canada to commercial customers and agencies of, and prime contractors to, the U.S. Government. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.

     INVENTORIES

     Inventories are stated at the lower of cost (last-in, first-out; first-in, first-out; and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs.

     PROPERTY AND EQUIPMENT

     Property, plant and equipment are carried at cost. The method of depreciation adopted for all property placed into service after July 1, 1996 is the straight-line method. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. The Company believes the straight-line method more appropriately reflects its financial results by better allocating costs of new property over the useful lives of these assets. The effect of this change on net income in 1996 was not material.

     COST IN EXCESS OF NET ASSETS ACQUIRED

     Cost in excess of net assets acquired related to businesses purchased after November 1970 is being amortized on a straight-line basis over periods not exceeding 10 years. Goodwill amortization expense was $582,000, $510,000 and $125,000 in 1998, 1997 and 1996, respectively.


     OTHER LONG-LIVED ASSETS



     The carrying value of long-lived assets is periodically evaluated in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value.

In 1997, the Company recorded an impairment loss of approximately $1,800,000 in general and administrative expenses primarily to write-off of its investment in a limited liability corporation that was determined to have no value. This determination was made as a result of programs that were discontinued in the Systems Engineering Solutions business segment in 1997.


     ENVIRONMENTAL

     Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites and an assessment of the likelihood that such parties will fulfill their obligations at such sites. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

     FOREIGN CURRENCY TRANSLATION

     The Company's foreign entities' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Revenues and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative foreign currency translation account in stockholder's equity.

     ACCOUNTING PRONOUNCEMENTS

     FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of FASB Statement No. 133" was issued. This statement delays the effective date of Statement No. 133 to all fiscal quarters beginning after June 15, 2000. The Company is presently evaluating the effect of adopting these statements.

NOTE 3.  ACCOUNTS RECEIVABLE

     Accounts receivable are summarized as follows:

                                              DECEMBER 31,    DECEMBER 31,
                                                  1998            1997
                                              ------------    ------------
                                                     (IN THOUSANDS)
U.S. Government and prime contractors
  contract receivables:
Billed receivables..........................    $ 18,117        $ 26,339
  Unbilled receivables......................      21,260          18,830
Other receivables, primarily commercial.....      66,711          78,989
Reserve for doubtful accounts...............      (2,890)         (3,205)
                                                --------        --------
Total accounts receivable...................    $103,198        $120,953
                                                ========        ========

     The billed contract receivables from the U.S. Government and prime contractors contain $5,901,000 and $13,426,000 at December 31, 1998 and 1997, respectively, due to long-term contracts. The unbilled contract receivables from the U.S. Government and prime contractors contain $21,260,000 and $17,980,000 at December 31, 1998 and 1997, respectively, due to long-term contracts.

     Unbilled contract receivables represent accumulated costs and profits earned but not yet billed to customers. The Company believes that substantially all such amounts will be billed and collected within one year.

NOTE 4.  INVENTORIES

                                              DECEMBER 31,    DECEMBER 31,
                                                  1998            1997
                                              ------------    ------------
                                                     (IN THOUSANDS)
Raw materials and supplies..................    $ 23,296        $ 18,488
Work-in-process.............................      65,296          67,613
Finished goods..............................      10,385           7,404
                                                --------        --------
Total inventories at current cost...........      98,977          93,505
Less allowances to reduce current cost
  values to LIFO basis......................     (39,043)        (38,761)
Progress payments...........................      (6,748)         (7,672)
                                                --------        --------
Total inventories...........................    $ 53,186        $ 47,072
                                                ========        ========

     Inventories, before progress payments, determined on the last-in, first-out method were $56,326,000 at December 31, 1998 and $50,801,000 at December 31, 1997. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

     During 1998, 1997 and 1996, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to increase net income by $264,000 in 1998, $2,200,000 in 1997 and $2,464,000 in 1996.

     Inventories, before progress payments, related to long-term contracts were $2,035,000 and $2,292,000 at December 31, 1998 and 1997, respectively. Progress payments related to long-term contracts were $125,000 and $75,000 at December 31, 1998 and 1997, respectively.

     Under the contractual arrangements by which progress payments are received, the U.S. Government has a security interest in the inventories associated with specific contracts.

NOTE 5.  SUPPLEMENTAL BALANCE SHEET INFORMATION

     Property, plant and equipment were as follows:

                                              DECEMBER 31,    DECEMBER 31,
                                                  1998            1997
                                              ------------    ------------
                                                     (IN THOUSANDS)
Land........................................   $   5,549       $   5,573
Buildings...................................      36,734          35,868
Equipment and leasehold improvements........     135,493         124,667
                                               ---------       ---------
                                                 177,776         166,108
Accumulated depreciation and amortization...    (134,754)       (129,195)
                                               ---------       ---------
Total property, plant and equipment.........   $  43,022       $  36,913
                                               =========       =========

     Accrued liabilities included salaries and wages of $22,605,000 and $24,400,000 in 1998 and 1997, respectively. Other long-term liabilities consisted of reserves for self-insurance.

NOTE 6.  STOCKHOLDER'S EQUITY

     Allegheny Teledyne sponsors an incentive plan that provides for stock option awards to officers and key employees. Teledyne Technologies has officers and key employees that have participated in this plan. Teledyne Technologies accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant.

     If compensation cost for these options had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation," net income would have been reduced by $673,000, $154,000, and $131,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Under FASB Statement No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions (there were no option grants in 1997):

                                                          1998     1997    1996
                                                          -----    ----    -----
Expected dividend yield.................................    2.8%    --%      3.9%
Expected volatility.....................................     31%    --%       31%
Risk-free interest rate.................................    5.0%    --%      6.3%
Expected lives..........................................    8.0     --       8.0
Weighted-average fair value of options granted during
  year..................................................  $7.25     $--    $4.53

     The pro forma amounts above are not necessarily representative of the effects of awards on future pro forma earnings because future grants of employee stock options by Teledyne Technologies management will not be comparable to awards made to employees while Teledyne Technologies was part of Allegheny Teledyne. The assumptions used to compute the fair value of any stock option awards will be specific to Teledyne Technologies and therefore may not be comparable to the Allegheny Teledyne assumptions used.

     Stock option transactions in Allegheny Teledyne common stock under Allegheny Teledyne's incentive plan for Teledyne Technologies employees are summarized as follows:

                                1998                    1997                    1996
                        ---------------------   ---------------------   ---------------------
                                    WEIGHTED-               WEIGHTED-               WEIGHTED-
                                     AVERAGE                 AVERAGE                 AVERAGE
                         NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                        OF SHARES     PRICE     OF SHARES     PRICE     OF SHARES     PRICE
                        ---------   ---------   ---------   ---------   ---------   ---------
Outstanding beginning
  of year.............    398,842    $11.47      441,308     $11.38      346,501     $10.39
Granted...............    722,000    $22.89           --     $   --      102,025     $14.61
Exercised.............     (8,000)   $10.14      (42,466)    $10.48       (7,218)    $ 9.96
                        ---------    ------      -------     ------      -------     ------
Outstanding end of
  year................  1,112,842    $18.89      398,842     $11.47      441,308     $11.38
                        =========    ======      =======     ======      =======     ======
Exercisable at end of
  year................    308,456    $10.85      257,113     $10.20      198,878     $ 9.32
                        =========    ======      =======     ======      =======     ======

     Further information about stock options outstanding and exercisable at December 31, 1998 is as follows:

                             OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                           ------------------------   -------------------
                            WEIGHTED-
                             AVERAGE      WEIGHTED-             WEIGHTED-
  RANGE OF                  REMAINING      AVERAGE               AVERAGE
  EXERCISE                 CONTRACTUAL    EXERCISE              EXERCISE
   PRICES       SHARES         LIFE         PRICE     SHARES      PRICE
-------------  ---------   ------------   ---------   -------   ---------
$ 8.51-$14.61    390,842       6.5         $11.50     308,456    $10.85
$20.38-$25.88    722,000       9.6         $22.89          --        --
               ---------                              -------
               1,112,842                              308,456
               =========                              =======

     In connection with the spin-off of Teledyne Technologies from Allegheny Teledyne, outstanding stock options held by Teledyne Technologies employees will be converted into options to purchase Teledyne Technologies common stock. The number of shares and the exercise price of each Allegheny Teledyne option that is converted to a Teledyne Technologies option will be converted based upon a formula designed to preserve the inherent economic value, vesting and term provisions of such Allegheny Teledyne options as of the distribution date. The exchange ratio and fair market value of the Teledyne Technologies common stock, upon active trading, will also impact the number of options issued to Teledyne Technologies employees. The ultimate number and exercise price of the Teledyne Technologies stock options to be issued, subject to the above calculation, cannot yet be determined.

     Teledyne Technologies intends to establish its own long-term incentive plan which will provide its Board of Directors the flexibility to grant restricted stock, incentive stock options, stock appreciation rights and non-qualified stock options to officers and employees of Teledyne Technologies.

NOTE 7.  RELATED PARTY TRANSACTIONS

     The accompanying financial statements include transactions with Allegheny Teledyne as follows:

                                                    1998        1997        1996
                                                  ---------   ---------   --------
                                                           (IN THOUSANDS)
Net advances from Allegheny Teledyne, beginning
  of the year...................................  $ 107,451   $ 126,059   $113,814
Net cash transactions with Allegheny Teledyne:
  Current provision for income taxes............     34,717      26,808     29,506
  Insurance expense.............................     17,196      18,637     19,977
  Pension expense (income)......................     (1,719)        722       (965)
  Corporate general and administrative
     expense....................................      7,804       7,566      7,164
  Other net cash to Allegheny Teledyne..........   (109,484)   (113,965)   (84,132)
                                                  ---------   ---------   --------
  Net cash transactions with Allegheny
     Teledyne...................................    (51,486)    (60,232)   (28,450)
Net income......................................     48,717      41,624     40,695
                                                  ---------   ---------   --------
Net advances from Allegheny Teledyne, end of the
  year..........................................  $ 104,682   $ 107,451   $126,059
                                                  =========   =========   ========

     The average net advances from Allegheny Teledyne were $106,067,000, $116,755,000 and $119,937,000 for the years ended December 31, 1998, 1997 and
1996, respectively.

     Teledyne Technologies participates in Allegheny Teledyne's centralized cash management system. Cash receipts in excess of cash requirements are transferred to Allegheny Teledyne. These transactions with Allegheny Teledyne are non-interest bearing and the net advances fluctuate on a daily basis.

     Corporate general and administrative expenses represent allocations for expenses incurred by Allegheny Teledyne on the Company's behalf including costs for finance, legal, tax and human resources functions. Amounts above were allocated based on net sales, which management believes to be reasonable. Teledyne Technologies participates in the defined benefit pension plan sponsored by Allegheny Teledyne. The expense for the plan was allocated to Teledyne Technologies based upon actuarially-determined amounts for the pension obligation and assets intended to be transferred from Allegheny Teledyne to Teledyne Technologies at the time of the spin-off. Teledyne Technologies also participates in casualty, medical and life insurance programs sponsored by Allegheny Teledyne. Insurance expense was allocated to Teledyne Technologies based upon actual losses incurred plus a share of pooled catastrophic losses under the Allegheny Teledyne self-insurance program. In the opinion of management, the allocations of these expenses are reasonable. The expenses allocated for these services and programs are not necessarily indicative of the expenses that would have been incurred if Teledyne Technologies had been a separate, independent entity and had managed these functions. Had Teledyne Technologies been a separate standalone company and managed these functions during the periods presented, management estimates that corporate general and administrative expenses would have been approximately $15,000,000 for each of the years ended December 31, 1998, 1997 and 1996. The Company determined the additional corporate expenses for the periods presented by estimating the number, seniority and compensation levels of additional employees that would likely be required to fully carry out the finance, legal, tax, human resources, investor and public relations and other functions associated with being a stand alone public company. In addition, we included estimates of various corporate and related administrative expenses that can be expected to be incurred as a stand alone public company, such as board of directors fees and expenses and independent accounting and legal fees and expenses. In making these estimates, the Company also examined expenses historically incurred by Allegheny Teledyne for these personnel and expenses. The Company may incur additional general and administrative expenses, pension and insurance costs as a result of operating independently of Allegheny Teledyne.

     In addition, prior to and in connection with the spin-off, Teledyne Technologies and Allegheny Teledyne will enter into agreements providing for the separation of the companies and governing various relationships for separating employee benefits and tax obligations, indemnification and transition services.

     Net sales include $1,074,000, $293,000 and $1,548,000 of sales to other Allegheny Teledyne subsidiaries for the years ended December 31, 1998, 1997 and 1996, respectively. There was a receivable of $532,000 at December 31, 1998 and $220,000 at December 31, 1997 from other Allegheny Teledyne subsidiaries.

NOTE 8.  INCOME TAXES

     Teledyne Technologies is included in the consolidated federal and certain state income tax returns of Allegheny Teledyne. Any required tax payments were made by Allegheny Teledyne as part of its consolidated returns. Provision for income taxes was calculated as if

Teledyne Technologies had filed separate income tax returns. Provision for income taxes was as follows:

                                                    1998       1997       1996
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
Current
Federal..........................................  $29,614    $22,729    $25,016
  State..........................................    5,103      4,079      4,490
                                                   -------    -------    -------
     Total.......................................   34,717     26,808     29,506
                                                   -------    -------    -------
Deferred
  Federal........................................     (396)       235       (237)
  State..........................................      (45)        20        (42)
                                                   -------    -------    -------
     Total.......................................     (441)       255       (279)
                                                   -------    -------    -------
Provision for income taxes.......................  $34,276    $27,063    $29,227
                                                   =======    =======    =======

     The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                            1998    1997    1996
                                                            ----    ----    ----
Federal tax rate..........................................  35.0%   35.0%   35.0%
State and local income taxes, net of federal tax
benefit...................................................   4.5%    3.8%    3.3%
Other.....................................................   1.8%    0.6%    3.5%
                                                            ----    ----    ----
Effective income tax rate.................................  41.3%   39.4%   41.8%
                                                            ====    ====    ====

     Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense were as follows:

                                                      1998       1997
                                                     -------    -------
                                                       (IN THOUSANDS)
Deferred income tax assets:
Postretirement benefits other than pensions........  $12,878    $12,751
  Reserves.........................................   10,005      9,596
  Inventory valuation..............................    5,352      5,409
  Accrued vacation.................................    4,200      4,279
  Other items......................................    4,218      2,806
                                                     -------    -------
Total deferred income tax assets...................   36,653     34,841
                                                     -------    -------
Deferred income tax liabilities:
  Bases of property, plant and equipment...........    1,619        248
                                                     -------    -------
Total deferred income tax liabilities..............    1,619        248
                                                     -------    -------
Net deferred income tax asset......................  $35,034    $34,593
                                                     =======    =======

NOTE 9.  PENSION PLANS

     Certain Teledyne Technologies employees participate in the noncontributory defined benefit plan sponsored by Allegheny Teledyne. Benefits under the defined benefit plan are generally based on years of service and/or final average pay. Allegheny Teledyne funds the pension plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

     Net periodic pension income or expense allocated to Teledyne Technologies was $1,719,000 income, $722,000 expense and $965,000 income in the years ended December 31, 1998, 1997 and 1996, respectively.

     It is intended that as of the spin-off date, Teledyne Technologies will assume the existing defined benefit plan obligations for all of Teledyne Technologies' employees, both active and inactive, at its companies that perform government contract work and for Teledyne Technologies' active employees at its companies that do not perform government contract work. Allegheny Teledyne will transfer sufficient pension assets to fund the new Teledyne Technologies defined benefit pension plan such that at the time of the transfer, pension assets will exceed pension obligations by approximately $50,000,000. As a result, it is anticipated that Teledyne Technologies will not have to make contributions to the pension plan for the foreseeable future. Additionally, in accordance with Internal Revenue Code regulations, the Company would be able to recover from the excess pension assets amounts paid for retiree medical expenses.

     Teledyne Technologies also participates in a defined contribution plan sponsored by Allegheny Teledyne maintained for substantially all of its employees. The costs associated with this plan were $3,323,000, $1,209,000 and $1,266,000 in 1998, 1997 and 1996, respectively. It is intended that Teledyne Technologies will establish its own defined contribution plan subsequent to the distribution.

NOTE 10.  POSTRETIREMENT BENEFITS

     The Company sponsors several postretirement defined benefit plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees.

     Components of postretirement benefit expense included the following:

                                                            EXPENSE (INCOME)
                                                      -----------------------------
                                                      OTHER POSTRETIREMENT BENEFITS
                                                      -----------------------------
                                                       1998       1997       1996
                                                      -------    -------    -------
                                                             (IN THOUSANDS)
Service cost -- benefits earned during the year.....  $  341     $  356     $  326
Interest cost on benefits earned in prior years.....   1,647      1,761      1,779
Amortization of prior service cost..................    (381)      (381)      (381)
Amortization of net actuarial gain..................    (128)        --         --
                                                      ------     ------     ------
Total benefit expense...............................  $1,479     $1,736     $1,724
                                                      ======     ======     ======

     Discount rates of 7.0%, 7.25% and 7.5% were used to develop postretirement benefit expense for the years ended December 31, 1998, 1997 and 1996, respectively. Discount rates of 7.0% at December 31, 1998 and 1997 were used for the valuation of postretirement obligations.

     The accrued benefit cost at December 31, 1998 and 1997 was as follows:

                                                     OTHER POSTRETIREMENT
                                                           BENEFITS
                                                     --------------------
                                                       1998        1997
                                                     --------    --------
                                                        (IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year............  $26,634     $25,577
Service cost.......................................      341         356
Interest cost......................................    1,647       1,761
Benefits paid......................................   (1,322)     (1,314)
Net actuarial (gains) and losses...................   (2,230)        254
                                                     -------     -------
Benefit obligation at end of year..................   25,070      26,634
                                                     -------     -------
Funded status of the plan..........................   25,070      26,634
Unrecognized net actuarial gain....................    6,399       4,298
Unrecognized prior service cost....................    1,484       1,865
                                                     -------     -------
Accrued benefit cost...............................  $32,953     $32,797
                                                     =======     =======

     The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 8.16 percent in 1999 and was assumed to decrease to 5.0 percent in the year 2002 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                           ONE PERCENTAGE    ONE PERCENTAGE
                                           POINT INCREASE    POINT INCREASE
                                           --------------    --------------
                                                    (IN THOUSANDS)
Effect on total of service and interest
  cost components for the year ended
  December 31, 1998......................      $  296           $  (253)
Effect on postretirement benefit
obligation at December 31, 1998..........      $3,042           $(2,658)

NOTE 11.  BUSINESS SEGMENTS

     Teledyne Technologies is a leading provider of sophisticated electronic and communications products, systems engineering solutions and information technology services, and aerospace engines and components. Its customers include aerospace prime contractors, general aviation companies, government agencies and major communications and other commercial companies. Teledyne Technologies operates in three business segments: Electronics and Communications, Systems Engineering Solutions and Aerospace Engines and Components.

     Information on the Company's business segments was as follows:

                                                  1998        1997        1996
                                                --------    --------    --------
                                                         (IN THOUSANDS)
Sales:
Electronics and Communications................  $342,110    $340,034    $313,488
  Systems Engineering Solutions...............   223,185     210,375     216,090
  Aerospace Engines and Components............   215,098     206,192     186,822
                                                --------    --------    --------
Total sales...................................  $780,393    $756,601    $716,400
                                                ========    ========    ========

     The Company's backlog of confirmed orders was approximately $401,778,000 at December 31, 1998 and $388,804,000 at December 31, 1997.

                                                  1998        1997        1996
                                                --------    --------    --------
                                                         (IN THOUSANDS)
Sales to the U.S. Government including direct
  sales as prime contractor and indirect sales
  as subcontractor:
Electronics and Communications................  $102,448    $102,714    $114,806
  Systems Engineering Solutions...............   159,206     157,958     169,372
  Aerospace Engines and Components............    46,787      42,608      32,539
                                                --------    --------    --------
Total sales to U.S. Government................  $308,441    $303,280    $316,717
                                                ========    ========    ========

     Sales to the U.S. Government included sales to the Department of Defense of $214,093,000 in 1998, $198,522,000 in 1997 and $193,450,000 in 1996.

     Total international sales were $172,920,000 in 1998, $159,212,000 in 1997 and $164,213,000 in 1996. Of these amounts, sales by operations in the United States to customers in other countries were $159,308,000 in 1998, $143,981,000 in 1997 and $144,362,000 in 1996. There were no sales to individual countries outside of the United States in excess of 10 percent of the Company's net sales. Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                  1998        1997        1996
                                                --------    --------    --------
                                                         (IN THOUSANDS)
Operating profit:
Electronics and Communications................  $ 42,620    $ 36,787    $ 37,907
  Systems Engineering Solutions...............    20,543      13,117      19,880
  Aerospace Engines and Components............    26,072      24,950      17,444
                                                --------    --------    --------
Total operating profit........................    89,235      74,854      75,231
Corporate expense.............................    (7,804)     (7,566)     (7,164)
Other income..................................     1,562       1,399       1,855
                                                --------    --------    --------
Income before income taxes....................  $ 82,993    $ 68,687    $ 69,922
                                                ========    ========    ========

Depreciation and amortization:
  Electronics and Communications..............  $  5,731    $  5,735    $  5,079
  Systems Engineering Solutions...............     2,857       3,047       2,977
  Aerospace Engines and Components............     2,544       2,503       3,104
                                                --------    --------    --------
                                                $ 11,132    $ 11,285    $ 11,160
                                                ========    ========    ========
Capital expenditures:
  Electronics and Communications..............  $ 10,300    $ 10,793    $  9,425
  Systems Engineering Solutions...............     2,612       2,343       3,004
  Aerospace Engines and Components............     5,153       2,686       3,410
                                                --------    --------    --------
                                                $ 18,065    $ 15,822    $ 15,839
                                                ========    ========    ========
Identifiable assets:
  Electronics and Communications..............  $ 96,152    $ 93,048    $ 95,993
  Systems Engineering Solutions...............    63,438      70,745      68,784
  Aerospace Engines and Components............    56,195      56,980      53,336
  Corporate...................................    35,034      34,593      34,848
                                                --------    --------    --------
                                                $250,819    $255,366    $252,961
                                                ========    ========    ========

NOTE 12.  COMMITMENTS AND CONTINGENCIES

     Rental expense under operating leases was $10,424,000 in 1998, $10,179,000 in 1997 and $11,800,000 in 1996. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1998, were as follows:

$9,017,000 in 1999, $5,393,000 in 2000, $5,051,000 in 2001, $4,812,000 in 2002,
$2,418,000 in 2003 and $6,869,000 thereafter.

     The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company has been identified as a potentially responsible party at approximately 17 such sites, excluding those at which the Company believes it has no future liability. The Company recognized income of $469,000 in 1998 and $708,000 in 1996 as a result of favorable negotiations with other potentially responsible parties related to their level of financial responsibility for environmental remediation costs. In 1997, the Company recognized expense of $765,000 related to changes in environmental obligations.

     In accordance with the Company's accounting policy disclosed in Note 2, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceeds, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. However, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

     At December 31, 1998, the Company's reserves for environmental remediation obligations totaled approximately $1,600,000, of which approximately $823,000 were included in other current liabilities. The reserve includes estimated probable future costs of $1,022,000 for federal Superfund and comparable state-managed sites; $359,000 for formerly owned or operated sites for which the Company has remediation or indemnification obligations; and $219,000 for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from its insurance carriers and from third parties other than participating potentially responsible parties.

     The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to thirty years.

     Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. Although such claims are generally resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. However, although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

     The Company learns from time to time that it has been named as a defendant in civil actions filed under seal pursuant to the False Claims Act. Generally, since such cases are under seal, the Company does not in all cases possess sufficient information to determine whether the Company could sustain a material loss in connection with such cases, or to reasonably estimate the amount of any loss attributable to such cases.

     In connection with the spin-off, Allegheny Teledyne received a tax ruling from the Internal Revenue Service stating that the spin-off will be tax-free to Allegheny Teledyne and to Allegheny Teledyne's stockholders. The continuing validity of the Internal Revenue Service tax ruling is subject to certain factual representations and assumptions, including completion of a public offering of the Company's common stock within one year following the spin-off and use of the anticipated gross proceeds of approximately $125 million (less associated costs) for research and development and related capital projects, for the further development of the Company's manufacturing capabilities and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement that Teledyne Technologies will sign prior to the spin-off, the Company will agree with Allegheny Teledyne to undertake such a public offering.

     The Tax Sharing and Indemnification Agreement between Allegheny Teledyne and Teledyne Technologies provides that the Company will indemnify Allegheny Teledyne and its agents and representatives for taxes imposed on, and other amounts paid by, them or ATI's stockholders if the Company takes actions or fails to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If the Company were required to so indemnify Allegheny Teledyne, such an obligation could have a material adverse effect on its financial condition, results of operations and cash flow and the amount the Company could be required to pay could exceed its net worth by a substantial amount.

     A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

NOTE 13.  QUARTERLY DATA (UNAUDITED)

                                                    QUARTER ENDED
                               -------------------------------------------------------
                               MARCH 31    JUNE 30      SEPTEMBER 30      DECEMBER 31
                               --------    --------    --------------    -------------
                                                   (IN THOUSANDS)
1998 --
Sales........................  $198,760    $200,468       $189,462         $191,703
Gross profit.................  $ 52,742    $ 55,066       $ 48,616         $ 51,882
Net income...................  $ 11,300    $ 13,918       $ 12,585         $ 10,914
1997 --
Sales........................  $182,126    $192,757       $188,388         $193,330
Gross profit.................  $ 49,176    $ 49,496       $ 51,859         $ 55,006
Net income...................  $ 10,126    $  8,181       $ 10,854         $ 12,463

     In the 1998 third quarter, results reflect the favorable impact of an adjustment to product liability self-insurance reserves as a result of favorable experience.

     In the 1997 second quarter, nonrecurring expenses, primarily research and development-related expenses for electronic components for aircraft, resulted in declines in operating profit for Teledyne Controls' data acquisition and communication products.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                   COMBINED STATEMENTS OF INCOME (UNAUDITED)

                                                           FOR THE NINE MONTHS
                                                           ENDED SEPTEMBER 30,
                                                           --------------------
                                                             1999        1998
                                                           --------    --------
                                                              (IN THOUSANDS)
SALES....................................................  $602,978    $588,690
Costs and expenses:
  Cost of sales..........................................   442,146     432,266
  Selling, general and administrative expenses...........   100,500      92,911
                                                           --------    --------
                                                            542,646     525,177
                                                           --------    --------
Earnings before other income.............................    60,332      63,513
Other income.............................................       716         887
                                                           --------    --------
INCOME BEFORE INCOME TAXES...............................    61,048      64,400
Provision for income taxes...............................    25,213      26,597
                                                           --------    --------
NET INCOME...............................................  $ 35,835    $ 37,803
                                                           ========    ========
BASIC NET INCOME PER COMMON SHARE........................     $1.30       $1.34
                                                           ========    ========
DILUTED NET INCOME PER COMMON SHARE......................     $1.30       $1.34
                                                           ========    ========

The accompanying notes are an integral part of these statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                            COMBINED BALANCE SHEETS

                                                  PRO FORMA
                                                CAPITALIZATION            HISTORICAL
                                                --------------   ----------------------------
                                                SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,
                                                     1999            1999            1998
                                                --------------   -------------   ------------
                                                 (UNAUDITED)      (UNAUDITED)     (AUDITED)
                                                               (IN THOUSANDS)
ASSETS
Cash..........................................                     $      --      $      --
Accounts receivable...........................                       120,627        103,198
Inventories...................................                        53,852         53,186
Deferred income taxes.........................                        18,855         12,913
Prepaid expenses and other current assets.....                         2,157          1,751
                                                                   ---------      ---------
    TOTAL CURRENT ASSETS......................                       195,491        171,048
Property, plant and equipment.................                        50,453         43,022
Deferred income taxes.........................                        17,232         22,121
Cost in excess of net assets acquired.........                         9,201          9,370
Other assets..................................                         5,120          5,258
                                                                   ---------      ---------
    TOTAL ASSETS..............................                     $ 277,497      $ 250,819
                                                                   =========      =========
LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable..............................                     $  51,224      $  43,344
Accrued liabilities...........................                        51,182         49,136
                                                                   ---------      ---------
    TOTAL CURRENT LIABILITIES.................                       102,406         92,480
Long-term debt................................    $ 100,000               --             --
Accrued postretirement benefits...............                        33,337         32,953
Other long-term liabilities...................                        15,384         18,984
                                                                   ---------      ---------
    TOTAL LIABILITIES.........................                       151,127        144,417
                                                                   ---------      ---------
STOCKHOLDER'S EQUITY:
  Preferred stock, par value $0.01:
    authorized -- 15,000,000 shares; issued
    and outstanding -- none...................           --               --             --
  Common stock, par value $0.01:
    authorized -- 125,000,000 shares; issued
    and outstanding -- 27,008,553 shares......          270               --             --
  Additional paid-in capital..................       11,172               --             --
  Net advances from Allegheny Teledyne........           --          124,750        104,682
  Foreign currency translation gains..........        1,620            1,620          1,720
                                                  ---------        ---------      ---------
    TOTAL STOCKHOLDER'S EQUITY................       13,062          126,370        106,402
                                                  ---------        ---------      ---------
    TOTAL CAPITALIZATION......................    $ 113,062
                                                  =========
    TOTAL LIABILITIES AND STOCKHOLDER'S
       EQUITY.................................                     $ 277,497      $ 250,819
                                                                   =========      =========

The accompanying notes are an integral part of these statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                 COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                            FOR THE NINE MONTHS
                                                            ENDED SEPTEMBER 30,
                                                            --------------------
                                                              1999        1998
                                                            --------    --------
                                                               (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income................................................  $ 35,835    $ 37,803
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................     9,044       8,358
     Deferred income taxes................................    (1,053)     (8,766)
     Gain on sale of property, plant and equipment........        --        (427)
  Change in operating assets and liabilities:
     Accounts receivable..................................   (17,429)     14,215
     Accounts payable.....................................     7,880        (350)
     Other long-term liabilities..........................    (3,600)      1,350
     Accrued liabilities..................................     2,046        (104)
     Inventories..........................................      (666)     (5,477)
     Accrued postretirement...............................       384        (104)
  Other...................................................      (846)     (1,260)
                                                            --------    --------
     CASH PROVIDED BY OPERATING ACTIVITIES................    31,595      45,238
                                                            --------    --------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment..............   (16,089)     (9,503)
  Disposals of property, plant and equipment..............        --         719
  Other...................................................       261       1,415
                                                            --------    --------
     CASH USED IN INVESTING ACTIVITIES....................   (15,828)     (7,369)
                                                            --------    --------
FINANCING ACTIVITIES:
  Net advances to Allegheny Teledyne......................   (15,767)    (37,869)
                                                            --------    --------
     CASH USED IN FINANCING ACTIVITIES....................   (15,767)    (37,869)
                                                            --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........        --          --
Cash and cash equivalents at beginning of year............        --          --
                                                            --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD................  $     --    $     --
                                                            ========    ========

The accompanying notes are an integral part of these statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

            COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY (UNAUDITED)

                                         ADVANCES      ACCUMULATED
                                         (TO) FROM        OTHER
                                         ALLEGHENY    COMPREHENSIVE    STOCKHOLDER'S
                                         TELEDYNE        INCOME           EQUITY
                                         ---------    -------------    -------------
                                                       (IN THOUSANDS)
BALANCE, DECEMBER 31, 1997.............  $107,451        $1,914          $109,365
                                         ========        ======          ========
Net income.............................    37,803            --            37,803
Other comprehensive income, net of tax:
Foreign currency translation losses....        --          (242)             (242)
                                         --------        ------          --------
Comprehensive income...................    37,803          (242)           37,561
Net transactions with Allegheny
  Teledyne.............................   (37,869)           --           (37,869)
                                         --------        ------          --------
BALANCE, SEPTEMBER 30, 1998............  $107,385        $1,672          $109,057
                                         ========        ======          ========
BALANCE, DECEMBER 31, 1998.............  $104,682        $1,720          $106,402
                                         ========        ======          ========
Net income.............................    35,835            --            35,835
Other comprehensive income, net of tax:
Foreign currency translation losses....        --          (100)             (100)
                                         --------        ------          --------
Comprehensive income...................    35,835          (100)           35,735
Net transactions with Allegheny
  Teledyne.............................   (15,767)           --           (15,767)
                                         --------        ------          --------
BALANCE, SEPTEMBER 30, 1999............  $124,750        $1,620          $126,370
                                         ========        ======          ========

The accompanying notes are an integral part of these statements.

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

     These interim combined financial statements include the accounts of Teledyne Technologies Incorporated and its subsidiaries ("Teledyne Technologies" or the "Company"). These unaudited combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and note disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, all adjustments (which include only normal recurring adjustments) considered necessary for a fair presentation have been included. These unaudited combined financial statements should be read in conjunction with the annual combined historical financial statements and notes thereto included in this Information Statement. The results of operations for these interim periods are not necessarily indicative of the operating results for a full year.

     The average number of shares of Teledyne Technologies common stock used in the computation of basic net income per common share was 27,481,371 and 28,126,024 for the nine months ended September 30, 1999 and 1998, respectively, based on a distribution ratio of one share of Teledyne Technologies common stock for every seven shares of Allegheny Teledyne common stock. The average number of shares of Teledyne Technologies common stock used in the computation of diluted net income per common share was 27,506,953 and 28,154,010 for the nine months ended September 30 1999 and 1998, respectively. A distribution ratio of one share of Teledyne Technologies common stock for every seven shares of Allegheny Teledyne common stock was used to adjust the stock options. The actual stock option adjustment will be based upon the relation of the market price of Allegheny Teledyne common stock prior to the spin-off to the market price of Teledyne Technologies after the spin-off and therefore cannot be determined at the present time.

     FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of FASB Statement No. 133" was issued. This statement delays the effective date of Statement No. 133 to all fiscal quarters beginning after June 15, 2000. The Company is presently evaluating the effect of adopting these statements.

NOTE 2.  INVENTORIES

                                             SEPTEMBER 30,    DECEMBER 31,
                                                 1999             1998
                                             -------------    ------------
                                                    (IN THOUSANDS)
Raw materials and supplies.................    $ 25,177         $ 23,296
Work-in-process............................      65,684           65,296
Finished goods.............................       9,398           10,385
                                               --------         --------
Total inventories at current cost..........     100,259           98,977
Less allowances to reduce current cost
  values to LIFO basis.....................     (39,364)         (39,043)
Progress payments..........................      (7,043)          (6,748)
                                               --------         --------
Total inventories..........................    $ 53,852         $ 53,186
                                               ========         ========

NOTE 3.  BUSINESS SEGMENTS

     Information on the Company's business segments for the nine months ended September 30, 1999 and 1998 was as follows:

                                                     1999        1998
                                                   --------    --------
                                                      (IN THOUSANDS)
Sales:
Electronics and Communications...................  $258,710    $261,950
  Systems Engineering Solutions..................   166,535     165,465
  Aerospace Engines and Components...............   177,733     161,275
                                                   --------    --------
     Total sales.................................  $602,978    $588,690
                                                   ========    ========
Operating profit:
  Electronics and Communications.................  $ 31,277    $ 33,081
  Systems Engineering Solutions..................    13,308      14,227
  Aerospace Engines and Components...............    21,777      22,092
                                                   --------    --------
Total operating profit...........................    66,362      69,400
Corporate expense................................    (6,030)     (5,887)
Other income.....................................       716         887
                                                   --------    --------
Income before income taxes.......................  $ 61,048    $ 64,400
                                                   ========    ========

NOTE 4.  COMMITMENTS AND CONTINGENCIES

     The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws. The Company recognized expense related to changes in environmental obligations of $60,000 for the nine months ended September 30, 1999 and income of $681,000 for the nine months ended September 30, 1998.

     In accordance with the Company's accounting policy, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceeds, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. However, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

     At September 30, 1999, the Company's reserves for environmental remediation obligations totaled approximately $1,334,000, of which approximately $922,100 were included in other current liabilities. The reserve includes estimated probable future costs of $782,400 for federal Superfund and comparable state-managed sites; $292,000 for formerly owned or operated sites for which the Company has remediation or indemnification obligations; and $259,600 for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from its insurance carriers and from third parties other than participating potentially responsible parties.

     The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to thirty years.

     Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. Although such claims are generally resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more

U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. However, although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

     The Company learns from time to time that it has been named as a defendant in civil actions filed under seal pursuant to the False Claims Act. Generally, since such cases are under seal, the Company does not in all cases possess sufficient information to determine whether the Company could sustain a material loss in connection with such cases, or to reasonably estimate the amount of any loss attributable to such cases.

     In connection with the spin-off, Allegheny Teledyne received a tax ruling from the Internal Revenue Service stating that the spin-off will be tax-free to Allegheny Teledyne and to Allegheny Teledyne's stockholders. The continuing validity of the Internal Revenue Service tax ruling is subject to certain factual representations and assumptions, including completion of a public offering of the Company's common stock within one year following the spin-off and use of the anticipated gross proceeds of approximately $125 million (less associated costs) for research and development and related capital projects, for the further development of the Company's manufacturing capabilities and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement that Teledyne Technologies will sign prior to the spin-off, the Company will agree with Allegheny Teledyne to undertake such a public offering.

     The Tax Sharing and Indemnification Agreement between Allegheny Teledyne and Teledyne Technologies will provide that the Company will indemnify Allegheny Teledyne and its agents and representatives for taxes imposed on, and other amounts paid by, them or ATI's stockholders if the Company takes actions or fails to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If the Company were required to so indemnify Allegheny Teledyne, such an obligation could have a material adverse effect on its financial condition, results of operations and cash flow and the amount the Company could be required to pay could exceed its net worth by a substantial amount.

     A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

NOTE 5.  UNAUDITED PRO FORMA CAPITALIZATION

     The unaudited pro forma capitalization at September 30, 1999 presented on the balance sheet was prepared assuming the distribution occurred on September 30, 1999 and includes the following transactions that occurred subsequent to September 30, 1999:

     (a) Recording debt of $100,000,000 to be assumed by Teledyne Technologies at the date of the spin-off.

     (b) Recording the transfer of net unrecognized actuarial gains on pension obligation, insurance reserves, deferred compensation long-term assets and liabilities and deferred taxes.

     (c) Recording the planned liquidation of the remaining investment by Allegheny Teledyne and the issuance of 27,008,553 shares of Teledyne Technologies common stock.

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 2.1      Form of Separation and Distribution Agreement by and among
          Allegheny Teledyne Incorporated, TDY Holdings, LLC, Teledyne
          Industries, Inc. and Teledyne Technologies Incorporated*
  3.1     Form of Restated Certificate of Incorporation of Teledyne
          Technologies Incorporated*
 3.2      Form of Amended and Restated Bylaws of Teledyne Technologies
          Incorporated*
 4.1      Specimen Certificate for Common Stock of Teledyne
          Technologies Incorporated*
 4.2      Form of Rights Agreement between Teledyne Technologies
          Incorporated and ChaseMellon Shareholder Services, L.L.C.*
 4.3      Form of Credit Agreement among Allegheny Teledyne
          Incorporated, Teledyne Technologies Incorporated, Bank of
          America, N.A., as Administrative Agent, Swing Line Lender
          and Issuing Lender, and the other financial institutions
          party thereto*
10.1      Form of Tax Sharing and Indemnification Agreement between
          Allegheny Teledyne Incorporated and Teledyne Technologies
          Incorporated*
10.2      Form of Interim Services Agreement between Allegheny
          Teledyne Incorporated and Teledyne Technologies
          Incorporated*
10.3      Form of Employee Benefits Agreement between Allegheny
          Teledyne Incorporated and Teledyne Technologies
          Incorporated*
10.4      Form of Trademark License Agreement between Allegheny
          Teledyne Incorporated and Teledyne Technologies
          Incorporated*
10.5      Form of Teledyne Technologies Incorporated 1999 Incentive
          Plan*
10.6      Form of Teledyne Technologies Incorporated 1999 Non-Employee
          Director Stock Compensation Plan*
10.7      Form of Fee Continuation Plan for Non-Employee Directors*
21        Significant Subsidiary of Teledyne Technologies
          Incorporated*
27        Financial Data Schedule*


---------------

 * Previously filed.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TELEDYNE TECHNOLOGIES
                                          INCORPORATED
                                          (Registrant)

                                          By: /s/ ROBERT MEHRABIAN
                                             -----------------------------------
                                          Name:  Robert Mehrabian
                                          Title:   President and Chief Executive
                                          Officer


Date: November 5, 1999